Dexcom™
THE GLUCOSE SENSOR COMPANY

ANNUAL REPORT 2011





moving forward

The benefits of CGM are now recognized by almost all major U.S. private insurance companies, making reimbursement very accessible to most individuals.

The strength of our core technology combined with our success in creating a more favorable reimbursement environment drove tremendous growth in 2011. More new patients joined the Dexcom family in 2011 than ever before. This increased adoption drove a 64% increase in product revenue from 2010, with our international business more than doubling.

While our SEVEN®PLUS System is currently the most accurate CGM system available, we continue to improve our CGM product platform. We have significantly advanced our efforts to develop our fourth generation system. Consistent with our previous technologies and based upon the data from our extensive clinical studies, we are confident that our fourth generation will further strengthen our position as the technology leader. We believe patients will immediately recognize the improved accuracy, reliability and convenience of the new system. The improved performance attributes of our next generation system should continue to broaden access to our CGM platform. In addition, our core technology development efforts will continue after the launch of the fourth generation system, as our long-term goal remains to develop a CGM system that can ultimately replace the current blood glucose measurement technologies.

In terms of connectivity and convenience, we see a need to build an infrastructure that will allow our systems to be seamlessly integrated into the core technology platforms used everyday by our patients, their families, healthcare providers and managed care organizations. We see a day when patients will receive glucose information on mobile devices, and alerts may be transmitted to multiple parties responsible for a patient's care. We plan to include cloud-based analytical tools for physicians and managed care organizations to monitor the effectiveness of any diabetes therapy into this infrastructure. As a major step in these efforts, we recently acquired SweetSpot Diabetes Care, a healthcare information technology company focused on improving the use of data in treating diabetes.

sweetspot

The SweetSpot platform already incorporates many of the features that we consider essential to our long-term product offerings, as it is designed to provide real-time, simple and actionable information to clinicians and patients.

We are also excited about the future integration of insulin pump technologies with our CGM platform, which will enable pump users to manage their diabetes in a simpler and more convenient manner. Progress continues on the integration of pumps from both Animas Corporation and Insulet Corporation with our CGM technology, and we have also entered into partnerships with two additional pump partners–Roche Diabetes and Tandem Diabetes Care. In the future, we expect all insulin pump control and glucose information will be contained in a single handheld device, and we plan to make this information available to multiple parties through our cloud-based software platform.

We are not only focused on advancing our future technologies and expanding patient access to our system, but are working every day to strengthen our current business. Achieving profitability of course remains a primary business objective, and we are focused on growing certain key elements of our business to attain that goal. In addition to our 64% revenue growth in 2011, our annual gross margins improved by 27%. Increased adoption and the anticipated efficiencies of our new technologies are expected to drive continued gross margin improvement. We have expanded the sales organization to a level that can be leveraged for future growth, and we look forward to the day when the sales organizations of our pump partners join our efforts to grow this market.

I am very proud of Dexcom's performance over the past year, and remain as excited as ever about the opportunity before us.


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"Thank you, Dexcom, for your gift of independence!" – Newly Independent

Dexcom
THE GLUCOSE SENSOR COMPANY

Report of Terrance Gregg Chief Executive Officer

Diabetes is a global epidemic afflicting more than 365 million people worldwide.

In the United States alone, approximately 26 million people have diabetes, costing the U.S. healthcare system approximately $175 billion dollars annually. The inability of patients to adequately manage their glucose levels on a daily basis is the single largest contributor to the chronic complications and excess costs associated with diabetes.

We have long been a pioneer and innovator in continuous glucose monitoring ("CGM"), and today we are widely recognized as the global leader in glucose sensing technologies. Dexcom is the only entity focused solely on CGM with a commercially approved product; in essence, we are creating a market. We believe that CGM can become the "standard of care" for any insulin-using patient and can ultimately develop into a primary tool measuring the effectiveness of diabetes therapies. Accordingly, our primary objectives are to expand access to our technologies and develop future technologies that will enable us to capitalize on this significant opportunity.

Our efforts to improve access to our technologies are best measured by the increasing number of patients using the SEVEN®PLUS CGM system. Our SEVEN PLUS system is the only CGM system approved for up to seven days of continuous use, providing our patients with several hundred glucose measurements per day. With this critical data, our patients can make better informed decisions in treating their diabetes, resulting in improved glycemic control, and enabling them to live healthier, longer and fuller lives.



"Dexcom opened my eyes and changed my life."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-51222

DEXCOM, INC.
(Exact name of Registrant as Specified in its Charter)

Delaware	**33-0857544**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
6340 Sequence Drive San Diego, California	**92121**
(Address of Principal Executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code: (858) 200-0200

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value Per Share	The NASDAQ Stock Market LLC (Nasdaq Global Select Market)
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Rule 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definite proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "Smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

As of June 30, 2011, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $960,461,796 based on the closing sales price as reported on the NASDAQ Global Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 17, 2012
Common stock, $0.001 par value per share	67,630,175 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the documents listed below have been incorporated by reference into the indicated parts of this report, as specified in the responses to the item numbers involved.

Designated portions of the Proxy Statement relating to the 2012 Annual Meeting of the Stockholders (the "Proxy Statement"): Part III (Items 9, 10, 11, 12, and 13). Except with respect to information specifically incorporated by reference in the Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

DexCom, Inc.
Table of Contents

PART I

Except for historical financial information contained herein, the matters discussed in this Form 10-K may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and subject to the safe harbor created by the Securities Litigation Reform Act of 1995. Such statements include declarations regarding our intent, belief, or current expectations and those of our management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks, uncertainties and other factors, some of which are beyond our control; actual results could differ materially from those indicated by such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to: (i) that the information is of a preliminary nature and may be subject to further adjustment; (ii) those risks and uncertainties identified under "Risk Factors;" and (iii) the other risks detailed from time-to-time in our reports and registration statements filed with the Securities and Exchange Commission, or SEC. Except as required by law, we undertake no obligation to revise or update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS

Overview

We are a medical device company focused on the design, development and commercialization of continuous glucose monitoring systems for ambulatory use by people with diabetes and for use by healthcare providers in the hospital for the treatment of both diabetic and non-diabetic patients.

Ambulatory Product Line: SEVEN® PLUS

We received approval from the Food and Drug Administration ("FDA") and commercialized our first product in 2006. In 2007, we received approval and began commercializing our second generation system, the SEVEN, and on February 13, 2009, we received approval for our third generation system, the SEVEN PLUS, which is designed for up to seven days of continuous use, and we began commercializing this product in the first quarter of 2009. We no longer market or provide support for the SEVEN system. There are various differences between the SEVEN and the SEVEN PLUS. As compared to the SEVEN, the SEVEN PLUS incorporates additional user interface and algorithm enhancements that are intended to make its glucose monitoring function more accurate and customizable. The approval of the SEVEN PLUS by the FDA allows for the use of the SEVEN PLUS by adults with diabetes to detect trends and track glucose patterns, to aid in the detection of hypoglycemia and hyperglycemia and to facilitate acute and long-term therapy adjustments.

In-Hospital Product Line: GlucoClear

To address the in-hospital patient population, we entered into an exclusive agreement with Edwards Lifesciences LLC ("Edwards") to develop jointly and market a specific product platform for the in-hospital glucose monitoring market, with an initial focus on the development of an intravenous sensor specifically for the critical care market. On October 30, 2009, we received CE Mark ("Conformité Européene") approval for our first generation blood-based in-vivo automated glucose monitoring system, which we have branded the GlucoClear, for use by healthcare providers in the hospital. In partnership with Edwards, we initiated a very limited launch of the GlucoClear system in Europe in 2009. Together with Edwards, we are continuing to develop a second generation GlucoClear system, for which we plan to seek approval from the FDA.

Background

From inception to 2006, we devoted substantially all of our resources to start-up activities, raising capital and research and development, including product design, testing, manufacturing and clinical trials. Since 2006, we have devoted considerable resources to the commercialization of our ambulatory continuous glucose monitoring systems, including the SEVEN PLUS, as well as the continued research and clinical development of our technology platform.

The International Diabetes Federation ("IDF") estimates that 366 million people around the world have diabetes, and the Centers for Disease Control ("CDC") estimates that diabetes affects 25.8 million people in the United States. IDF estimates that by 2030, the worldwide incidence of people suffering from diabetes will reach 552 million. The increased prevalence of diabetes is believed to be the result of an aging population, unhealthy diets and increasingly sedentary lifestyles. According to the CDC, diabetes was the seventh leading cause of death by disease in the United States during 2007, and complications related to diabetes include heart disease, limb amputations, loss of kidney function and blindness. According to the IDF, there were more than 100,000 deaths attributable to diabetes in the United States and 4.6 million deaths attributable to diabetes globally in 2011.

According to a CDC spokesman cited in a *New York Times* article from January of 2006, one in every three children born in the United States in 2001 was expected to become diabetic in their lifetimes, and every day in the United States, on average, there would be 4,100 people diagnosed with diabetes, 230 people undergoing amputations as a result of diabetes, 120 people who enter end-stage kidney disease programs and 55 people who lose their vision.

According to the American Diabetes Association ("ADA") one in every ten health care dollars was spent on treating diabetes in 2007, and the direct medical costs and indirect expenditures attributable to diabetes in the United States were an estimated $174 billion, an increase of $42 billion since 2002. Of the $174 billion in overall expenses, the ADA estimated that approximately $89 billion were costs associated with chronic complications and excess general medical costs, $27 billion were costs associated with diabetes care and $58 billion were indirect medical costs. The ADA also found that average medical expenditures among people with diagnosed diabetes were 2.3 times higher than for people without diabetes. According to the IDF, expenditures attributable to diabetes were an estimated $201 billion in the United States and $465 billion globally in 2011.

We believe continuous glucose monitoring has the potential to enable more people with diabetes to achieve and sustain tight glycemic control. The Diabetes Control and Complications Trial ("DCCT") demonstrated that improving blood glucose control lowers the risk of developing diabetes related complications by up to 50%. The study also demonstrated that people with Type 1 diabetes achieved sustained benefits with intensive management. Yet, according to an article published in the *Journal of the American Medical Association* ("JAMA") in 2004, less than 50% of diabetes patients were meeting ADA standards for glucose control (A1c), and only 37% of people with diabetes were achieving their glycemic targets. The CDC estimated that as of 2006, 63.4% of all adults with diabetes were monitoring their blood glucose levels on a daily basis, and that 86.7% of insulin-requiring patients with diabetes monitored daily.

Various clinical studies also demonstrate the benefits of continuous glucose monitoring and that continuous glucose monitoring is equally effective in patients who administer insulin through multiple daily injections or through use of continuous subcutaneous insulin infusion pumps. Results of a JDRF study published in the *New England Journal of Medicine* in 2008, and the extension phase of the study, published in *Diabetes Care* in 2009, demonstrated that continuous glucose monitoring improved A1c levels and reduced incidence of hypoglycemia for patients over the age of 25 and for all patients of all ages who utilized continuous glucose monitoring regularly.

Our initial target market in the United States consists of an estimated 30% of people with Type 1 diabetes who utilize insulin pump therapy and an estimated 50% of people with Type 1 diabetes who utilize multiple daily insulin injections. Our broader target market in the United States consists of our initial target market plus an estimated 20% of people with Type 1 diabetes using conventional insulin therapy and the estimated 27% of people with Type 2 diabetes who require insulin. Although our initial focus is within the United States, our CE Mark approval also enables us to commercialize our system in those European, Asian and Latin American countries that recognize the CE Mark.

We have built a direct sales organization to call on endocrinologists, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. We believe that focusing efforts on these participants is important given the instrumental role they each play in the decision-making process for diabetes therapy. To complement our direct sales efforts, we also employ clinical specialists who educate and provide clinical support in the field, and we have entered into a limited number of distribution arrangements that allow distributors to sell our products. During 2011, we completed a modest increase in the size of our sales organization. We believe our direct, highly-specialized and focused sales organization is sufficient for us to support our sales efforts.

We are leveraging our technology platform to enhance the capabilities of our current products and to develop additional continuous glucose monitoring products. In January 2008, we entered into two separate development agreements, one with Animas Corporation ("Animas") a subsidiary of Johnson & Johnson, and one with Insulet Corporation ("Insulet"). In November 2011, we entered into a development agreement with Roche Diagnostics Operations, Inc. ("Roche"), and in February 2012, we entered into a development agreement with Tandem Diabetes Care, Inc. ("Tandem"). The purpose of each of these four development relationships is to integrate our technology into the insulin pump product offerings of the respective partner, enabling the partner's insulin pump or handheld to receive glucose readings from our transmitter and display this information on the pump's screen or handheld device. The Animas insulin pump product augmented with our sensor technology has been branded the Vibe®, and received CE Mark approval in May 2011, which allows Animas to market the Vibe in the countries that recognize CE Mark approvals.

In addition, we are continuing to seek approval for our next generation ambulatory system, and, in response to requests from the FDA, are completing additional clinical trials and will file the application seeking approval of our next generation ambulatory system. We expect our next generation system will further improve sensor reliability, stability and accuracy over the useful life of the sensor, and will be suited for large scale manufacturing. We also intend to seek approval for a pediatric indication (patients under 18 years of age) and a pregnancy indication (patients who develop gestational diabetes during pregnancy) for our product platform in the future. On February 21, 2012, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire the stock of SweetSpot Diabetes Care, Inc. ("SweetSpot"). SweetSpot is a healthcare-focused information technology company with a platform for uploading and processing data from diabetes devices to advance the treatment of diabetes. SweetSpot specializes in turning raw output from patient devices into information for healthcare providers, patients and researchers. Through our planned acquisition of Sweetspot, we will have a software platform that enables our patients to aggregate and analyze data from numerous diabetes devices and share it with their healthcare providers.

Further, as described above, we are developing in collaboration with Edwards a second generation GlucoClear, which is a blood-based in-vivo automated glucose monitoring system for use by healthcare providers in the hospital. Our development timelines are highly dependent on our ability to achieve clinical endpoints and regulatory requirements and to overcome technology challenges, and our development timelines may be delayed due to extended regulatory approval timelines, scheduling issues with patients and investigators, requests from institutional review boards, sensor performance and manufacturing supply constraints, among other factors. In addition, support of these clinical trials requires significant resources from employees involved in the production of our products, including research and development, manufacturing, quality assurance, and clinical and regulatory personnel. Even if our development and clinical trial efforts are successful, the FDA may not approve our products, and if approved, we may not achieve acceptance in the marketplace by physicians and patients.

As a medical device company, reimbursement from Medicare and private third-party healthcare payors is an important element of our success. Although the Centers for Medicare and Medicaid services ("CMS") in 2008 released Alpha-Numeric Healthcare Common Procedure Coding System ("HCPCS") codes applicable to each of the three components of our continuous glucose monitoring systems, to date, our approved products are not reimbursed due to a national coverage decision by Medicare. It is not known when, if ever, Medicare will adopt a national coverage decision with respect to continuous glucose monitoring devices. Until any such coverage decision is adopted by Medicare, reimbursement of our products will generally be limited to those patients covered by third-party payors that have adopted coverage policies for continuous glucose monitoring devices. As of February 2012, the seven largest private third-party payors, in terms of the number of covered lives, have issued policies for the category of continuous glucose monitoring devices allowing for coverage of these devices if certain conditions are met. In addition, we have negotiated contracted rates with six of those third-party payors for the purchase of our SEVEN PLUS system by their members. Many of these coverage policies are restrictive in nature and require the patient to comply with extensive documentation and other requirements to demonstrate medical necessity under the policy. In addition, patients who are insured by payors that do not offer coverage for our devices will have to bear the financial cost of the products. We currently employ in-house reimbursement expertise to assist patients in obtaining reimbursement from private third-party payors. We also maintain a field-based reimbursement team charged with calling on third-party private payors to obtain coverage decisions and contracts. We have had formal meetings and have increased our efforts to create and liberalize coverage policies with third-party payors and expect to continue to do so throughout 2012. However, unless government and other third-party payors provide adequate coverage and reimbursement for our products, patients may not use them on a widespread basis.

We plan to develop future generations of technologies focused on improved performance and convenience and that will enable intelligent insulin administration. Our next generation is not yet FDA approved, but in the near term, we are seeking regulatory approval for a next generation sensor platform using advanced manufacturing processes that are more scalable and reliable and that produce sensors which are more accurate and durable. Over the longer term, we plan to develop networked platforms with open architecture, connectivity and transmitters capable of communicating with other devices.

Market Opportunity

Diabetes

Diabetes is a chronic, life-threatening disease for which there is no known cure. The disease is caused by the body's inability to produce or effectively utilize the hormone insulin. This inability prevents the body from adequately regulating blood glucose levels. Glucose, the primary source of energy for cells, must be maintained at certain concentrations in the blood in order to permit optimal cell function and health. Normally, the pancreas provides control of blood glucose levels by secreting the hormone insulin to decrease blood glucose levels when concentrations are too high. In people with diabetes, the body does not produce sufficient levels of insulin, or fails to utilize insulin effectively, causing blood glucose levels to rise above normal. This condition is called hyperglycemia and often results in chronic long-term complications such as heart disease, limb amputations, loss of kidney function and blindness. When blood glucose levels are high, patients often administer insulin in an effort to decrease blood glucose levels. Unfortunately, insulin administration can drive blood glucose levels below the normal range, resulting in hypoglycemia. In cases of severe hypoglycemia, diabetes patients risk acute complications, such as loss of consciousness or death. Due to the drastic nature of acute complications associated with hypoglycemia, many patients are reluctant to reduce blood glucose levels. Consequently, these patients often remain in a hyperglycemic state, increasing their odds of developing long-term chronic complications.

Diabetes is typically classified into two major groups: Type 1 and Type 2. We estimate that there are approximately 1.3 million Type 1 diabetes patients in the United States. Type 1 diabetes is an autoimmune disorder that usually develops during childhood and is characterized by an absence of insulin, resulting from destruction of the insulin producing cells of the pancreas. Individuals with Type 1 diabetes must rely on frequent insulin injections in order to regulate and maintain blood glucose levels. We estimate that there are approximately 24.5 million people with Type 2 diabetes in the United States. Type 2 diabetes is a metabolic disorder which results when the body is unable to produce sufficient amounts of insulin or becomes insulin resistant. Depending on the severity of Type 2 diabetes, individuals may require diet and nutrition management, exercise, oral medications or insulin injections to regulate blood glucose levels. We estimate that approximately 3.6 million Type 2 patients must use insulin to manage their diabetes.

There are various subgroups of diabetic patients, including in-hospital patients, who present significant management challenges. According to the ADA, diabetes related hospitalizations totaled 24.3 million days in

2007, an increase of 7.4 million days from 2002. Additionally, studies show that many non-diabetic hospital patients suffer episodes of hyperglycemia. According to a *Diabetes Care* article, as of 1998, as many as 1.5 million hospitalized patients had significant hyperglycemia without a history of diabetes. A November 2001 article in the *New England Journal of Medicine* summarized a study of over 1,500 hospitalized patients, of which only 13% were diabetic, which concluded that intensive insulin therapy to maintain blood glucose levels within a target range reduced mortality among critically ill patients in the surgical intensive care unit and improved patient outcomes.

According to the National Diabetes Education Program, about 75% of all newly diagnosed cases of Type 1 diabetes in the United States occur in juveniles younger than 18 years of age. According to JDRF, the incidence of Type 1 diabetes among children under the age of 14 is estimated to increase by approximately 3% annually worldwide. In addition, Type 2 diabetes is occurring with increasing frequency in young people. The increase in prevalence is related to an increase in obesity amongst children. As of 2002, approximately 16% of children and teens were overweight, about double the number two decades before.

Importance of Glucose Monitoring

Blood glucose levels can be affected by many factors, including the carbohydrate and fat content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin in the body. Given the many factors that affect blood glucose levels, maintaining glucose within a normal range is difficult, resulting in frequent and unpredictable excursions above or below normal blood glucose levels. Patients manage their blood glucose levels by administering insulin or ingesting carbohydrates throughout the day in order to maintain blood glucose within normal ranges. Patients frequently overcorrect and fluctuate between hyperglycemic and hypoglycemic states, often multiple times during the same day. As a result, many patients with diabetes are routinely outside the normal blood glucose range. Patients are often unaware that their glucose levels are either too high or too low, and their inability to completely control blood glucose levels and the associated serious complications can be frustrating and, at times, overwhelming.

In an attempt to maintain blood glucose levels within the normal range, patients with diabetes must first measure their blood glucose levels. Often after measuring their blood glucose levels, patients make therapeutic adjustments. As adjustments are made, additional blood glucose measurements may be necessary to gauge the individual's response to the adjustments. More frequent testing of blood glucose levels provides patients with information that can be used to better understand and manage their diabetes. The ADA recommends that patients with diabetes test their blood glucose levels at least three or four times per day.

Clinical outcomes data support the notion that an important component of effective diabetes management is frequent monitoring of blood glucose levels. The landmark 1993 DCCT consisting of patients with Type 1 diabetes, and the 1998 UK Prospective Diabetes Study, consisting of patients with Type 2 diabetes, demonstrated that patients who intensely managed blood glucose levels delayed the onset and slowed the progression of diabetes-related complications. In the DCCT, a major component of intensive management was monitoring blood glucose levels at least four times per day using conventional single-point blood glucose meters. The DCCT demonstrated that intensive management reduced the risk of complications by 76% for eye disease, 60% for nerve disease and 50% for kidney disease. However, the DCCT also found that intensive management led to a three-fold increase in the frequency of hypoglycemic events. In the December 2005 edition of the *New England Journal of Medicine*, the authors of a peer-reviewed study concluded that intensive diabetes therapy has long-term beneficial effects on the risk of cardiovascular disease in patients with Type 1 diabetes. The study showed that intensive diabetes therapy reduced the risk of cardiovascular disease by 42% and the risk of non-fatal heart attack, stroke or death from cardiovascular disease by 57%.

Limitations of Existing Glucose Monitoring Products

Single-point finger stick devices are the most prevalent devices for glucose monitoring. These devices require taking a blood sample with a finger stick, placing a drop of blood on a test strip and inserting the strip into a glucose meter that yields a single point in time blood glucose measurement. We believe that these devices suffer from several limitations, including:

- **Limited Information.** Even if patients test several times each day, each measurement represents a single blood glucose value at a single point in time. Given the many factors that can affect blood glucose levels, excursions above and below the normal range often occur between these discrete measurement points in time. Because patients only have single-point data, they do not gain sufficient information to indicate the direction or rate of change in their blood glucose levels. Without the ability to determine whether their blood glucose level is rising, falling or holding constant, and the rate at which their blood glucose level is changing, the patient's ability to effectively manage and maintain blood glucose levels within normal ranges is severely limited. Further, patients cannot test themselves during sleep, when the risk of hypoglycemia is significantly increased. In addition, existing technology generally limits patients' ability to store their glucose data in servers or systems independent of the blood glucose meter.

  The following graph shows the limited information provided by four single-point measurements during a single day using a traditional single-point finger stick device, compared to the data provided by our continuous sensor. The data presented in the graph is from a clinical trial we completed in 2003 with a continuous glucose monitoring system, where the patient was blinded to the continuous glucose data. The continuous data indicates that, even with four finger sticks in one day, the patient's blood glucose levels were above the target range of 80-140 milligrams per deciliter ("mg/dl") for a period of 13.5 hours.

Single Day Continuous Data


Glucose (mg/dl)
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Above 210 for 4.8 Hours
Fingerstick 4.2 Hours after passing 210 mg/dl
Target Range
Above 140 for 13.5 Hours
0
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Time (Hours)
DexCom Continuous Data
Finger Stick

- **Inconvenience.** The process of measuring blood glucose levels with single-point finger stick devices can cause significant disruption in the daily activities of people with diabetes and their families. Patients using single-point finger stick devices must stop whatever they are doing several times per day, self-inflict a painful prick and draw blood to measure blood glucose levels. To do so, patients must always carry a fully-supplied kit that may include a spring-loaded needle, or lancet, disposable test strips, cleansing wipes, and the meter, and then safely dispose of the used supplies. This process is inconvenient and may cause uneasiness in social situations.

- **Difficulty of Use.** To obtain a sample with single-point finger stick devices, patients generally prick one of their fingertips or, occasionally, a forearm with a lancet. Patients then squeeze the area to produce the blood sample and another prick may be required if a sufficient volume of blood is not obtained the first time. The blood sample is then placed on a disposable test strip that is inserted into a blood glucose meter. This task can be difficult for patients with decreased tactile sensation and visual acuity, which are common complications of diabetes.
- **Pain.** Although the fingertips are rich in blood flow and provide a good site to obtain a blood sample, they are also densely populated with highly sensitive nerve endings. This makes the lancing and subsequent manipulation of the finger to draw blood painful. The pain and discomfort are compounded by the fact that fingers offer limited surface area, so tests are often performed on areas that are sore from prior tests. Patients may also suffer pain when the finger prick site is disturbed during regular activities.

We believe a market opportunity exists for a glucose monitoring system that provides continuous glucose information, including trends, and that is convenient and easy to use. Several companies have attempted to address the limitations of single-point finger stick devices by developing continuous glucose monitoring systems. To date, in addition to DexCom, we are aware of three other companies, Cygnus, Inc. ("Cygnus"), Medtronic, Inc. ("Medtronic") and Abbott Diabetes Care, Inc. ("Abbott"), that have received approval from the FDA to market continuous glucose monitors. We believe that one of the products, originally developed and marketed by Cygnus, is no longer actively marketed. Abbott has discontinued selling its Freestyle Navigator glucose monitoring system in the United States; however, Abbott recently filed a clinical study for home use of the Navigator II system. In addition, we believe others are developing invasive and non-invasive continuous glucose monitoring systems, including Bayer Corporation ("Bayer"). Except for our SEVEN and SEVEN PLUS, we believe that none of the products that have received FDA approval are labeled for more than five days of use. We also believe that none of the products that have received FDA approval are labeled for use as a replacement for single-point finger stick devices.

The DexCom Solution

Our SEVEN PLUS system offers the following advantages to patients with diabetes:

- **Improved Outcomes.** Data published in a peer-reviewed article based on our approval support trial for our first system demonstrated that patients using the system showed statistically significant improvements in maintaining their glucose levels within the target range when compared to patients relying solely on single-point finger stick measurements. Additional peer-review published data from our trial for the SEVEN demonstrated that patients with access to seven days of continuous glucose data statistically improved glucose control by further increasing their time spent with glucose levels in the target range, thereby reducing time spent in both hyperglycemic and hypoglycemic ranges. Peer-review published data from our repeated use trial demonstrated a statistically significant reduction in hemoglobin A1c levels, a measure of the average amount of glucose in the blood over the prior three months, in patients using our system compared to patients relying solely on single-point finger stick measurements. Finally, results of a major multicenter clinical trial funded by the Juvenile Diabetes Research Foundation demonstrated that patients with Type 1 diabetes who used continuous glucose monitoring devices to help manage their disease experienced significant improvements in glucose control.
- **Access to Real-Time Values, Trend Information and Alerts.** At the push of a button, patients can view their current glucose value, along with a graphical display of one-, three-, six-, twelve- or twenty-

four-hour trend information. Without continuous monitoring, the patient is often unaware if his or her glucose is rising, declining or remaining constant. Access to continuous real-time glucose measurements provides patients with information that may aid in attaining better glucose control. Additionally, our SEVEN PLUS alerts patients when their glucose levels approach inappropriately high or low levels so that they may intervene.

- **Intuitive Patient Interface.** We have developed a patient interface that we believe is intuitive and easy to use. Our receiver's ergonomic design includes user-friendly buttons, an easy-to-read display, simple navigation tools, audible alerts and graphical display of trend information.
- **Convenience and Comfort.** Our SEVEN PLUS provides patients with the benefits of continuous monitoring, without having to perform finger stick tests for every measurement. Additionally, the disposable sensor electrode that is inserted under the skin is a very thin wire, minimizing potential discomfort associated with inserting or wearing the disposable sensor. The external portion of the sensor, including the transmitter, is small, has a low profile and is designed to be easily worn under clothing. The wireless receiver is the size of a small cell phone and can be carried discreetly in a pocket or purse. We believe that convenience is an important factor in achieving widespread adoption of a continuous glucose monitoring system.

While we believe the SEVEN PLUS offers these advantages, patients may not perceive the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens. Furthermore, we do not expect that our SEVEN PLUS will appeal to all types of patients with diabetes. The SEVEN PLUS prompts a patient to insert a disposable sensor electrode under their skin at least every seven days, although we are aware of reports from the field that some patients have been able to use sensors for periods longer than seven days. Patients could find this process to be uncomfortable or inconvenient. Patients may be unwilling to insert a disposable sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day. Additionally, the SEVEN PLUS is not approved as a replacement device for single-point finger stick devices, must be calibrated initially using measurements from two single-point finger stick tests, and thereafter at least every 12 hours using single-point finger stick tests, and may be more costly to use.

Our Strategy

Our objective is to become the leading provider of continuous glucose monitoring systems and related products to enable people with diabetes to more effectively and conveniently manage their disease. We also seek to develop and commercialize products that integrate our continuous glucose monitoring technologies into the insulin pump delivery systems of Animas, Insulet, Roche and Tandem, respectively. In addition, we seek to design, develop and commercialize, in collaboration with Edwards, the GlucoClear, which is a blood-based in-vivo automated glucose monitoring system for use by healthcare providers in the hospital for the treatment of both diabetic and non-diabetic patients. To achieve these objectives, we are pursuing the following business strategies:

- **Establish our technology platform as the leading approach to continuous glucose monitoring and leverage our development expertise to rapidly bring products to market.** We have developed proprietary core technology and expertise that provides a broad platform for the development of innovative products for continuous glucose monitoring. We received approval from the FDA and commercialized our first product in 2006. In 2007, we received approval and began commercializing our second generation system, the SEVEN, and on February 13, 2009, we received approval for our third generation system, the SEVEN PLUS, which is designed for up to seven days of continuous use, and we began commercializing this product in the first quarter of 2009. We plan to continue to invest in the development of our technology platform and to obtain additional FDA approvals for our continuous glucose monitoring systems for both the ambulatory and in-hospital markets as well as for our integrated insulin pump delivery systems. We expect to continue to provide performance improvements and introduce new products to establish and maintain a leadership position in the market. In the future, we may develop our technology to support applications beyond glucose sensing.

- **Drive the adoption of our ambulatory products through a direct sales and marketing effort.** We have a small direct field sales force to call on endocrinologists, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. We believe that focusing efforts on these participants is important given the instrumental role they each play in the decision-making process for diabetes therapy. To complement our sales efforts, we employ clinical specialists who will educate and provide clinical support to patients, and have entered into distribution arrangements that allow distributors to sell our SEVEN PLUS. We currently sell the SEVEN PLUS only in the United States and in portions of Europe and Israel, but plan to expand our sales elsewhere in the future.
- **Drive additional adoption through technology integration partnerships.** We have development agreements with Animas, Insulet, Roche and Tandem to develop products that will integrate our ambulatory product technology into the Animas conventional insulin pump, the Insulet OmniPod System PDM, the Roche Accu-Chek System, and the Tandem t:slim system, as applicable, enabling the partner's insulin pump or handheld to receive glucose readings from our transmitter and display this information on the pump's screen or handheld device. We believe patients who have adopted continuous subcutaneous insulin infusion ("CSII") are patients who more aggressively manage their diabetes and may be more inclined to utilize our continuous glucose monitoring systems.
- **Seek broad coverage policies and reimbursement for our products.** Our approved products are not reimbursed by virtue of a national coverage decision by Medicare. As of February 2012, the seven largest private third-party payors, in terms of the number of covered lives, have issued coverage policies for the category of continuous glucose monitoring devices. Many of these coverage policies, however, are restrictive in nature and require the patient to comply with extensive documentation and other requirements to demonstrate medical necessity under the policy. We have negotiated contracted rates with six of those third-party payors for the purchase of our products by their members. We currently employ in-house reimbursement expertise to assist patients in obtaining reimbursement from private third-party healthcare payors. We also maintain a field-based reimbursement team charged with calling on third-party private payors to obtain coverage decisions and contracts.
- **Drive increased utilization and adoption of our products through a cloud-based data repository platform.** Through our planned acquisition of Sweetspot Diabetes Care, we will have a software platform that enables our patients to aggregate and analyze data from numerous diabetes devices and share the data with their healthcare providers. We believe that by producing reports detailing metrics such as the patient's glycemic variability that may be shared with physicians and caregivers will lead to better health outcomes, and we expect that as more patients adopt our system, that patients' utilization of our sensors will increase.
- **Expand the use of our products to other patient care settings and patient demographics.** Our ambulatory products are approved for use at home and in health care facilities by adults (18 years and older) with diabetes. We believe our sensor technology may be beneficial to pediatric diabetes patients and intend to seek approval for use in patients under the age of 18 in the future. We also believe there is an unmet medical need for continuous glucose monitoring in the hospital setting. According to the ADA, diabetes related hospitalizations totaled 24.3 million days in 2007, an increase of 7.4 million days from 2002. In addition, studies show that many non-diabetic hospital patients suffer episodes of hyperglycemia. As of 1998, as many as 1.5 million hospitalized patients in the United States had significant hyperglycemia without a history of diabetes. A study of over 1,500 hospitalized patients, of which only 13% had a history of diabetes, concluded that intensive insulin therapy to maintain blood glucose levels reduced mortality among critically ill patients in the surgical intensive care unit and improved patient outcomes. To address this patient population, we entered into an exclusive agreement with Edwards to develop jointly and market a specific product platform for the in-hospital glucose monitoring market, with an initial focus on the development of an intravenous sensor specifically for the critical care market.
- **Provide a high level of customer support, service and education.** We support our sales and marketing efforts with a customer service program that includes customer training and support. We

provide direct technical support by telephone 24 hours a day to patients, endocrinologists, physicians and diabetes educators to promote safe and successful use of our products.

- **Pursue the highest safety and quality levels for our products.** We have established an organization that is highly focused on product quality and patient safety. We have developed in-house engineering, quality assurance, clinical and regulatory expertise, and data analysis capabilities. Additionally, we seek to continue to establish credible and open relationships with regulatory bodies, physician opinion leaders and scientific experts. These capabilities and relationships will assist us in designing products that we believe will meet or exceed expectations for reliable, safe performance.

Our Technology Platform

The development of a continuous glucose monitor requires successful coordination and execution of a wide variety of technology disciplines, including biomaterials, membrane systems, electrochemistry, low power microelectronics, telemetry, software, algorithms, implant tools and sealed protective housings. We have developed in-house expertise in each of these disciplines. We believe we have a broad technology platform that will support the development of multiple products for glucose monitoring.

Sensor Technology

The key enabling technologies for our sensors include biomaterials, membrane systems, electrochemistry and low power microelectronics. Our membrane technology consists of multiple polymer layers configured to selectively allow the appropriate mix of glucose and oxygen to travel through the membrane and react with a glucose specific enzyme to create an extremely low level electrical signal, measured in pico-amperes. This electrical signal is then translated into glucose values. We believe that the capability to measure very low levels of an electrical signal and to accurately translate those measurements into glucose values is also a unique and distinguishing feature of our technology. We have also developed technology to allow sensitive electronics to be packaged in a small, fully-contained, lightweight sealed unit that minimizes inconvenience and discomfort for the patient.

Receiver and Transmitter Technology

Our ambulatory glucose monitoring systems use radiofrequency telemetry to wirelessly transmit information from the transmitter, which sits in a pod atop the sensor, to our receiver. We have developed the technology for reliable transmission and reception and have consistently demonstrated a high rate of successful transmissions from sensor to receiver in our clinical trials. Our receiver then processes and displays real-time and trended glucose values, and provides alerts. We have used our extensive database of continuous glucose data from our clinical trials to create software and algorithms for the display of data to patients.

In March 2009, the Federal Communications Commission ("FCC") established a bifurcated Medical Implant Communications System ("MICS") band which requires device manufacturers whose products will operate in the main MICS band to either manufacture their devices using listen-before-transmit technology, or to transmit on a side band outside the main MICS band at lower power. Although the SEVEN PLUS does not comply with existing MICS band listen-before-transmit requirements, the FCC granted a waiver to allow us to continue marketing and operating our SEVEN PLUS through March 2013, which we believe will provide adequate time to design an alternative method of wireless communication.

Other Technology Applications

Additionally, we have gained our technology expertise by learning to design implants that can withstand the rigors of functioning within the human body for extended periods of time. In addition to the foreign body response, we have overcome other problems related to operating within the human body, such as device sealing, miniaturization, durability and sensor geometry. We believe that, over time, the expertise gained in overcoming these problems may support the development of additional products beyond glucose monitoring.

Our Products

Ambulatory Product Line: SEVEN PLUS

We received approval from the FDA and commercialized our first product in 2006. In 2007, we received approval and began commercializing our second generation system, the SEVEN, and on February 13, 2009, we received approval for our third generation system, the SEVEN PLUS, which is designed for up to seven days of continuous use, and we began commercializing this product in the first quarter of 2009. We no longer market or provide support for the SEVEN system. There are various differences between the SEVEN and the SEVEN PLUS. As compared to the SEVEN, the SEVEN PLUS incorporates additional user interface and algorithm enhancements that are intended to make its glucose monitoring function more accurate and customizable. The approval of the SEVEN PLUS by the FDA allows for the use of the SEVEN PLUS by adults with diabetes to detect trends and track glucose patterns, to aid in the detection of hypoglycemia and hyperglycemia and to facilitate acute and long-term therapy adjustments. The SEVEN PLUS must be prescribed by a physician and includes a disposable sensor, a transmitter and a small handheld receiver. The SEVEN PLUS is indicated for use as an adjunctive device to complement, not replace, information obtained from standard home blood glucose monitoring devices and must be calibrated periodically using a standard home blood glucose monitor. The sensor is inserted by the patient and is intended to be used continuously for up to seven days after which it is removed by the patient and may be replaced by a new sensor. Our transmitter and receiver are reusable. In 2008, we received CE Mark approval for the SEVEN system, and on September 30, 2009, we received CE Mark approval for the SEVEN PLUS, enabling commercialization of the SEVEN PLUS system in the European Union and the countries in Asia and Latin America that recognize the CE Mark. We initiated a limited commercial launch in the European Union and Israel in 2008 and 2009 and have focused our international sales efforts on a portion of European countries.

In-Hospital Product Line: GlucoClear

To address the in-hospital patient population, we entered into an exclusive agreement with Edwards to develop jointly and market a specific product platform for the in-hospital glucose monitoring market, with an initial focus on the development of an intravenous sensor specifically for the critical care market. On October 30, 2009, we received CE Mark approval for our first generation GlucoClear, a blood-based in-vivo automated glucose monitoring system for use by healthcare providers in the hospital. In partnership with Edwards, we initiated a very limited launch of the GlucoClear in Europe in 2009. Together with Edwards, we are continuing to develop a second generation GlucoClear system, for which we plan to seek approval from the FDA.

Products in Development

We are leveraging our technology platform to enhance the capabilities of our current products and to develop additional continuous glucose monitoring products. We are completing additional clinical trials and will file an updated application seeking approval for our next generation ambulatory system. We expect our next generation system will further improve sensor reliability, comfort, stability and accuracy over the useful life of the sensor, and will be suited for large scale manufacturing. We also intend to seek approval for a pediatric indication (patients under 18 years of age) in the future.

In 2008, we entered into two separate development agreements, one with Animas and one with Insulet. In November 2011, we entered into a development agreement with Roche and in February 2012, we entered into a development agreement with Tandem. The purpose of each of these four development relationships is to integrate our technology into the insulin pump product offerings of the respective partner, enabling the partner's insulin pump or handheld to receive glucose readings from our transmitter and display this information on the pump's screen or handheld device.

Continuous Glucose Monitoring Disposable Sensor & Reusable Transmitter

Our sensor includes a tiny wire-like electrode coated with our sensing membrane system. This disposable sensor comes packaged with an integrated insertion device and is contained in a small plastic housing platform, or pod. The base of the pod has adhesive that attaches it to the skin. The sensor is intended to be easily and reliably inserted by the patient by exposing the adhesive, placing the pod against the surface of the skin of the abdomen and pushing down on the insertion device. The insertion device first extends a narrow gauge needle containing the sensor into the subcutaneous tissue and then retracts the needle, leaving behind the sensor in the tissue and the pod adhered to the skin. The patient then disposes of the insertion device and snaps the reusable transmitter to the pod. After a stabilization period of a few hours, the patient is required to calibrate the receiver with two measurements from a single-point finger stick device and the disposable sensor begins wirelessly transmitting the continuous glucose data at specific intervals to the handheld receiver. Patients are prompted by the receiver to calibrate the system twice per day with finger stick measurements throughout the seven day usage period to ensure reliable operation, which calibration may be accomplished by using any FDA approved blood glucose meter. Currently, the SEVEN PLUS is indicated for use as an adjunctive device to complement, not replace, information obtained from standard home blood glucose monitoring devices, although in the future we may seek replacement claim labeling from the FDA for the use of a future generation sensor as the sole basis for making therapeutic adjustments.

The disposable sensor contained in the SEVEN PLUS is intended to function for up to seven days after which it may be replaced. After seven days, the patient simply removes the pod and attached sensor from the skin and discards them while retaining the reusable transmitter. A new sensor and pod can then be inserted and used with the same receiver and transmitter for a subsequent seven day period. We are aware of reports from the field, however, that patients have been able to use sensors for periods longer than seven days.

Handheld Receiver

Our small handheld receiver is carried by the patient and wirelessly receives continuous glucose values from the sensor. Proprietary algorithms and software, developed from our extensive database of continuous glucose data from clinical trials, are programmed into the receiver to process the glucose data from the sensor and display it on a user-friendly graphical user interface. With a push of a button, the patient can access their current glucose value and one-, three-, six-, twelve- and twenty-four-hour trended data. Additionally, when glucose values are inappropriately high or low, the receiver provides an audible alert or vibrates. The receiver is a self-contained, durable unit with a rechargeable battery.

Sales and Marketing

We have built a direct sales organization to call on endocrinologists, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. We believe that focusing efforts on these participants is important given the instrumental role they each play in the decision-making process for diabetes therapy. To complement our direct sales efforts, we employ clinical specialists who help to educate patients on the benefits of continuous glucose monitoring and provide clinical support to endocrinologists, physicians and diabetes educators who prescribe our products. As of December 31, 2011, we employed approximately 72 direct sales personnel and clinical account specialists. We continue to improve our sales and marketing organization as necessary to support the commercialization of our products. We believe that referrals by physicians and diabetes educators, together with self-referrals by patients, have driven and will continue to drive adoption of our SEVEN PLUS. We directly market our products in the United States primarily to endocrinologists, physicians and diabetes educators. Although the number of diabetes patients is significant, the number of physicians and educators influencing these patients is relatively small. As of 2008, there were an estimated 4,000 clinical endocrinologists in the United States. As a result, we believe our direct, highly-specialized and focused sales organization is sufficient for us to support our sales efforts for the foreseeable future.

We use a variety of marketing tools to drive adoption, ensure continued usage and establish brand loyalty for our continuous glucose monitoring systems by:

- creating awareness of the benefits of continuous glucose monitoring and the advantages of our technology with endocrinologists, physicians, diabetes educators and patients;
- providing strong and simple educational and training programs to healthcare providers and patients to ensure easy, safe and effective use of our systems; and
- maintaining a readily-accessible telephone and web-based technical and customer support infrastructure, which includes clinicians, diabetes educators and reimbursement specialists, to help referring physicians, diabetes educators and patients as necessary.

Our sales organization competes with the experienced and well-funded marketing and sales operations of our competitors. We have relatively limited experience developing and managing a direct sales organization and we may be unsuccessful in our attempt to manage and expand the sales force. Developing a direct sales organization is a difficult, expensive and time consuming process. To be successful we must:

- recruit and retain adequate numbers of effective sales personnel;
- effectively train our sales personnel in the benefits of our products;
- establish and maintain successful sales, marketing, training and education programs that encourage endocrinologists, physicians and diabetes educators to recommend our products to their patients; and
- manage geographically disbursed operations.

Competition

The market for blood glucose monitoring devices is intensely competitive, subject to rapid change and significantly affected by new product introductions. Four companies, Roche Disetronic, a division of Roche Diagnostics; LifeScan, Inc., a division of Johnson & Johnson; the MediSense and TheraSense divisions of Abbott Laboratories; and Bayer Corporation, currently account for substantially all of the worldwide sales of self-monitored glucose testing systems. These competitors' products use a meter and disposable test strips to test blood obtained by pricking the finger or, in some cases, the forearm. In addition, other companies are developing or marketing minimally invasive or noninvasive glucose testing devices and technologies that could compete with our devices. There are also a number of academic and other institutions involved in various phases of our industry's technology development.

Several companies have attempted to address the limitations of single-point finger stick devices by developing continuous glucose monitoring systems. To date, in addition to DexCom, we are aware that three other companies, Cygnus, Medtronic, and Abbott, have received approval from the FDA for continuous glucose monitors. We believe that one of the products, originally developed and marketed by Cygnus, is no longer actively marketed. Abbott has discontinued selling its Freestyle Navigator glucose monitoring system in the United States; however, Abbott recently filed a clinical study for home use of the Navigator II system. Except for our SEVEN and SEVEN PLUS, we believe that none of the products that have received FDA approval are labeled for more than five days of use. We also believe that none of the FDA approved products are labeled for use as a replacement for single-point finger stick devices.

A number of companies, including Bayer, are developing next generation real-time continuous glucose monitoring or sensing devices and technologies as well as several other companies that are developing non-invasive continuous glucose monitoring products to measure the patient's glucose level. The majority of these non-invasive technologies do not pierce the skin, but instead typically analyze signatures reflected back from energy that has been directed into the patient's skin, tissue or bodily fluids.

Many of our competitors are either publicly traded or are divisions of publicly-traded companies, and they enjoy several competitive advantages, including:

- significantly greater name recognition;
- established relations with healthcare professionals, customers and third-party payors;
- established distribution networks;
- additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;
- greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and
- greater financial and human resources for product development, sales and marketing, and patent litigation.

As a result, we may be unable to compete effectively against these companies or their products.

We believe that the principal competitive factors in our market include:

- safe, reliable and high quality performance of products;
- cost of products and eligibility for reimbursement;
- comfort and ease of use;
- effective sales, marketing and distribution;
- brand awareness and strong acceptance by healthcare professionals and patients;
- customer service and support and comprehensive education for patients and diabetes care providers;
- speed of product innovation and time to market;
- regulatory expertise; and
- technological leadership and superiority.

Manufacturing

We currently manufacture our devices at our headquarters in San Diego, California. These facilities have more than 8,000 square feet of laboratory space and approximately 12,000 square feet of controlled environment rooms. In February 2010, our facility was subject to a post-approval inspection by the FDA. After the close of the inspection, the FDA investigator issued a Form 483 identifying several inspectional observations. Subsequent to the inspection, we also received a warning letter from the FDA requiring us to file medical device reports ("MDRs") in accordance with the MDR regulations for complaints involving sensor wire fractures underneath a patient's skin. The warning letter also recommended that we add certain warnings and precautions statements to the labeling, patient education brochures, and our company website regarding the appropriate use of the SEVEN PLUS system, including that they are not approved for use in children under age 18, pregnant women, or persons on dialysis. In response to the warning letter and the Form 483 inspectional observations, we have taken corrective action to address the observations to achieve substantial compliance with the FDA regulatory requirements applicable to a commercial medical device manufacturer. In October 2010, we were subject to a follow-up site inspection by the FDA, and upon completion of that inspection, we were notified by the inspector that there were no Form 483 inspectional observations. We also received written notification dated November 1, 2010 from the FDA that we adequately addressed all issues cited in the warning letter.

There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields, and quality control and assurance. We have focused significant effort on continual improvement programs in our manufacturing operations intended to improve quality, yields and throughput. We have made progress in manufacturing to enable us to supply adequate amounts of product to support our commercialization efforts, however there can be no assurances that supply will not be constrained going forward. Additionally, the production of our continuous glucose monitoring systems must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Developing commercial-scale manufacturing facilities has and will continue to require the investment of substantial additional funds and the hiring and retaining of additional management, quality assurance, quality control and technical personnel who have the necessary manufacturing experience. Manufacturing is subject to numerous risks and uncertainties described in detail in "Risk Factors" below.

We manufacture our SEVEN PLUS with components supplied by outside vendors and with parts manufactured by us internally. Key components that we manufacture internally include our wire-based sensors for our SEVEN PLUS. The remaining components and assemblies are purchased from outside vendors. We then assemble, test, package and ship the finished SEVEN PLUS systems, which include a reusable transmitter, a receiver, and disposable sensors.

We purchase certain components and materials from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. Currently, those single sources are ON Semiconductor Corp, which produces the application specific integrated circuits used in our transmitters; DSM PTG, Inc., which manufactures certain polymers used to synthesize our polymeric membranes for our sensors; Flextronics International Ltd., which assembles the printed circuit boards for our transmitters and receivers; and The Tech Group, which produces injection molded components. In some cases, agreements with these and other suppliers can be terminated by either party upon short notice. We may not be able to quickly establish additional or replacement suppliers for our single-source components, especially after our products are commercialized, in part because of the FDA approval process and because of the custom nature of the parts we designed. Any supply interruption from our vendors or failure to obtain alternate vendors for any of the components would limit our ability to manufacture our systems, and could have a material adverse effect on our business.

Third Party Reimbursement

As a medical device company, reimbursement from Medicare and private third-party healthcare payors is an important element of our success. Although the CMS in 2008 released Alpha-Numeric HCPCS codes applicable to each of the three components of our continuous glucose monitoring systems, to date, our approved products are not reimbursed due to a national coverage decision by Medicare. It is not known when, if ever, Medicare will adopt a national coverage decision with respect to continuous glucose monitoring devices. Until any such coverage decision is adopted by Medicare, reimbursement of our products will generally be limited to those patients covered by third-party payors that have adopted coverage policies for continuous glucose monitoring devices. As of February 2012, the seven largest private third-party payors, in terms of the number of covered lives, have issued policies for the category of continuous glucose monitoring devices allowing for coverage of these devices if certain conditions are met. In addition, we have negotiated contracted rates with six of those third-party payors for the purchase of our SEVEN PLUS system by their members. Many of these coverage policies are restrictive in nature and require the patient to comply with extensive documentation and other requirements to demonstrate medical necessity under the policy. In addition, patients who are insured by payors that do not offer coverage for our devices will have to bear the financial cost of the products. We currently employ in-house reimbursement expertise to assist patients in obtaining reimbursement from private third-party payors. We also maintain a field-based reimbursement team charged with calling on third-party private payors to obtain coverage decisions and contracts. We have had formal meetings and have increased our efforts to create and liberalize coverage policies with third-party payors and expect to continue to do so throughout 2012. However, unless government and other third-party payors provide adequate coverage and reimbursement for our products, patients may not use them on a widespread basis.

Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, their coverage policies may be restrictive, or they may not cover or provide adequate payment for our products. In order to obtain reimbursement arrangements, we may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. Our revenue may be limited by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various increasingly sophisticated means, such as requiring prospective reimbursement and second opinions, purchasing in groups, or redesigning benefits. Our initial dependence on the commercial success of our SEVEN PLUS makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, unless government and other third-party payors provide adequate coverage and reimbursement for our products, our financial performance may be harmed.

In some foreign markets, pricing and profitability of medical devices are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed healthcare in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, copyright and other intellectual property laws, trade secrets, nondisclosure agreements and other measures to protect our proprietary rights. As of February 2012, we had obtained 91 issued U.S. patents, and had 240 additional U.S. patent applications pending. We believe it will take up to five years, and possibly longer, for these pending U.S. patent applications to result in issued patents. As of February 2012, we have 3 international applications filed under the Patent Cooperation Treaty, 5 granted European patents, 59 European patent applications pending, 6 granted Japanese patents, 9 Japanese patent applications pending, 16 registered U.S. trademarks, 5 pending U.S. trademark applications, 12 registered European trademarks, and 3 registered Japanese trademarks. Our patents begin expiring in 2017.

Together, our patents and patent applications seek to protect aspects of our core membrane and sensor technologies, and our product concepts for continuous glucose monitoring. We believe that our patent position provides us with sufficient rights to develop, sell and protect our current and proposed commercial products. However, our patent applications may not result in issued patents, and any patents that have issued or might issue may not protect our intellectual property rights. Furthermore, our patents may not be upheld. Any patents issued to us may be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. The steps we have taken may not prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

The medical device industry in general, and the glucose testing sector of this industry in particular, are characterized by the existence of a large number of patents and frequent litigation based on assertions of patent infringement. We are aware of numerous patents issued to third parties that may relate to aspects of our business, including the design and manufacture of continuous glucose monitoring sensors and membranes, as well as methods for continuous glucose monitoring. The owners of each of these patents could assert that the manufacture, use or sale of our continuous glucose monitoring systems infringes one or more claims of their patents. Each of these patents contains multiple claims, any one of which may be independently asserted against us. There may be patents of which we are presently unaware that may relate to aspects of our technology that could materially and adversely affect our business. In addition, because patent applications can take many years to issue, there may be currently pending applications that are unknown to us, which may later result in issued patents that may materially and adversely affect our business.

We are currently engaged in patent litigation with Abbott as further described in "Item 3. Legal Proceedings" of this Annual Report. In connection with this litigation each of Abbott's seven patents that are the subject of the litigation have one or more associated reexamination requests in various stages at the U.S. Patent and Trademark Office (the "Patent Office"). The court has granted a stay of litigation pending completion of the reexamination process. The Board of Patent Appeals and Interferences within the Patent Office (the "Board") has rendered decisions on the appeals related to the reexaminations of two of the patents. Abbott has appealed the decisions of final rejection to the Federal Circuit, the cases have been consolidated and certain briefs have been filed by Abbott, the Patent Office and DexCom. Five patents are currently undergoing reexamination at the Patent Office.

In addition, since 2008, Abbott has copied claims from certain of our applications, and stated that it may seek to provoke an interference with certain of our pending applications in the Patent Office. If interference is declared and Abbott prevails in the interference, we would lose certain patent rights to the subject matter defined in the interference. Also since 2008, Abbott has filed 32 reexamination requests seeking to invalidate thirty of our patents. Twelve of the 32 reexamination requests are in various stages at the Patent Office, and 20 have been issued a Certificate of Reexamination. We have filed responses with the Patent Office seeking claim construction to differentiate certain claims from the prior art presented in the reexaminations, seeking to amend certain claims to overcome the prior art presented in the reexaminations, canceling claims and/or seeking to add new claims. It is possible that the Patent Office may determine that some or all of the claims of our patents subject to the reexamination are invalid. Additionally, Abbott has filed an Opposition to three of our European patents.

Although it is our position that Abbott's assertions of infringement have no merit, and that the potential interference, reexamination requests and opposition requests have no merit, the outcome of the litigation, and interference, reexamination or opposition requests cannot be assessed currently with certainty. We may not successfully defend ourselves against the claims made by Abbott, and we may not prevail in the litigation. If Abbott were to successfully seek an injunction, it could force us to stop making, using, selling or offering to sell our products. The technology at issue in our litigation with Abbott is currently used in our products, including our SEVEN PLUS, which is our only ambulatory product that is approved for commercial sale, and the GlucoClear, our blood-based in-vivo automated glucose monitoring system for in-hospital use. If we were forced to stop selling these products either as a result of an unfavorable outcome in the litigation or in connection with the grant of an injunction, our business and prospects would suffer. In addition, defending against this action, including any injunction action, could have a number of harmful effects on our business regardless of the final outcome of such litigation. For example, we have incurred, and expect to continue to incur significant costs in defending the action.

Any adverse determination in litigation or interference proceedings to which we are or may become a party relating to patents could subject us to significant liabilities to third parties or require us to seek licenses from other third parties. Furthermore, if we are found to willfully infringe third-party patents, we could, in addition to other penalties, be required to pay treble damages and/or attorney fees for the prevailing party. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and would likely require ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement and any redesign may not receive FDA approval in a timely manner. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a significant adverse impact on our business. We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by generally requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us. We also generally require confidentiality or material transfer agreements from third parties that receive our confidential data or materials. We cannot provide any assurance that employees and third parties will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our products or obtain and use information that we regard as proprietary.

Government Regulation

Our products are medical devices subject to extensive and ongoing regulation by the FDA and regulatory bodies in other countries. The Federal Food, Drug and Cosmetic Act ("FDCA") and the FDA's implementing regulations govern product design and development, pre-clinical and clinical testing, pre-market clearance or approval, establishment registration and product listing, product manufacturing, product labeling, product storage, advertising and promotion, product sales, distribution, recalls and field actions, servicing and post-market clinical surveillance.

FDA Regulation

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior approval from the FDA through the premarket approval ("PMA") process. Our SEVEN PLUS system is classified by the FDA as a PMA medical device. The FDA classifies medical devices into one of three classes. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are subject to general controls such as labeling, pre-market notification, and adherence to the FDA's Quality System Regulation ("QSR"). Class II devices are subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling, as well as general controls. Some Class I and Class II devices are exempted by regulation from the pre-market notification (i.e., 510(k) clearance) requirement, and/or the requirement of compliance with substantially all of FDA's manufacturing requirements, known as the QSR. Some devices are placed in Class III, which requires approval of a PMA application, if they are deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices, or to be "not substantially equivalent" either to a previously 510(k) cleared device or to a "preamendment" Class III device in commercial distribution before May 28, 1976 for which PMA applications have not been required.

Our SEVEN PLUS has been classified as a device requiring PMA approval. A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate to the FDA's satisfaction the safety and efficacy of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to evaluate compliance with QSR, which requires manufacturers to implement and follow design, testing, control, documentation and other quality assurance procedures. In February 2010, our facility was subject to a post-approval inspection by FDA. After the close of the inspection, the FDA investigator issued a Form 483 identifying several inspectional observations. Subsequent to the inspection, we also received a warning letter from the FDA requiring us to file MDRs in accordance with the MDR regulations for complaints involving sensor wire fractures underneath a patient's skin. The warning letter also recommended that we add certain warnings and precautions statements to the labeling, patient education brochures, and our company website regarding the appropriate use of the SEVEN PLUS system, including that they are not approved for use in children under age 18, pregnant women, or persons on dialysis. In response to the warning letter and the Form 483 inspectional observations, we have taken corrective action to address the observations to achieve substantial compliance with the FDA regulatory requirements applicable to a commercial medical device manufacturer. In October 2010, we were subject to a follow-up site inspection by the FDA, and upon completion of that inspection, we were notified by the inspector that there were no Form 483 inspectional observations. We also received written notification dated November 1, 2010 from the FDA that we adequately addressed all issues cited in the warning letter.

FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

- our systems may not be safe or effective to the FDA's satisfaction;
- the data from our pre-clinical studies and clinical trials may be insufficient to support approval;
- the manufacturing process or facilities we use may not meet applicable requirements; and
- changes in FDA approval policies or adoption of new regulations may require additional data.

If an FDA evaluation of a PMA application or manufacturing facilities is favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of a device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA's evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive clinical data or the convening of an advisory panel.

Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an investigational device exemption ("IDE") to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. The FDA's approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and efficacy, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with the FDA's IDE regulations, which govern investigational device labeling, prohibit promotion, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA's regulations for institutional review board approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

- the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;
- patients do not enroll in clinical trials at the rate we expect;
- patients do not comply with trial protocols;
- patient follow-up is not at the rate we expect;
- patients experience adverse side effects;
- patients die during a clinical trial, even though their death may not be related to our products;
- institutional review boards and third-party clinical investigators may delay or reject our trial protocol;
- third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;
- the company or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;
- third-party clinical investigators have significant financial interests related to the company or study that FDA deems to make the study results unreliable, or the company or investigators fail to disclose such interests;
- regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;
- changes in governmental regulations or administrative actions;
- the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and
- the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

- establishment registration and device listing;
- QSR, which requires manufacturers to follow design, testing, control, storage, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures;
- labeling regulations, which prohibit the promotion of products for unapproved or off-label uses or indications and impose other restrictions on labeling, advertising and promotion;
- medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;
- voluntary and mandatory device recalls to address problems when a device is defective and/or could be a risk to health; and
- corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

Also, the FDA may require us to conduct post-market surveillance studies or order us to establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

- warning letters or untitled letters that require corrective action;
- fines and civil penalties;
- unanticipated expenditures;
- delays in approving or refusal to approve our future continuous glucose monitoring systems or other products;
- FDA refusal to issue certificates to foreign governments needed to export our products for sale in other countries;
- suspension or withdrawal of FDA approval;
- product recall or seizure;
- interruption of production;
- operating restrictions;
- injunctions; and
- criminal prosecution.

We and our contract manufacturers, specification developers, and some suppliers of components or device accessories, are also required to manufacture our products in compliance with current Good Manufacturing Practice ("GMP") requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business. We may be unable to comply with all applicable FDA regulations.

Fraud and Abuse Laws

The healthcare industry is subject to various federal and state laws pertaining to healthcare fraud and abuse. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid.

Anti-kickback Laws. The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments, and providing anything at less than its fair market value. The Department of Health and Human Services ("HHS") has issued regulations, commonly known as safe harbors, that set forth certain provisions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the HHS Office of Inspector General.

The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs.

Federal False Claims Act. The federal False Claims Act prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals (known as "relators" or, more commonly, as "whistleblowers") may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

HIPAA. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Additionally, the U.S. Foreign Corrupt Practices Act ("FCPA") prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA would include interactions with certain healthcare professionals in many countries. Our present and future business has been and will continue to be subject to various other U.S. and foreign laws, rules and/or regulations.

International Regulation

International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.

The primary regulatory environment in Europe is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third party assessment by a "Notified Body." This third party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. Outside of the European Union, regulatory approval needs to be sought on a country-by-country basis in order for us to market our products.

Environmental Regulation

Our research and development, clinical and manufacturing processes involve the handling of potentially harmful biological materials as well as hazardous materials. We are subject to federal, state and local laws and regulations governing the use, handling, storage and disposal of hazardous and biological materials and we incur expenses relating to compliance with these laws and regulations. If violations of environmental, health and safety laws occur, we could be held liable for damages, penalties and costs of remedial actions. These expenses or this liability could have a significant negative impact on our financial condition. We may violate environmental, health and safety laws in the future as a result of human error, equipment failure or other causes. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes to or restrictions on permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. Failure to comply with new or existing laws or regulations could harm our business, financial condition and results of operations.

Advisory Boards and Consultants

We have relied upon the advice of experts in the development and commercialization of our products. Since 2005, we have used experts in various disciplines on a consulting basis as needed to solve problems or accelerate development pathways. We will continue to engage advisors from the academic, consultancy, governmental or other areas to assist us as necessary. We meet with our clinical advisory board on an annual basis.

Employees

As of December 31, 2011, we had 502 full-time employees and 118 contract and temporary employees. Approximately 104 employees are engaged in research and development, clinical, regulatory and quality assurance, 169 in manufacturing and 229 in selling, general and administrative functions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good.

Available Information

Our Internet website address is www.dexcom.com. We provide free access to various reports that we file with or furnish to the SEC through our website, as soon as reasonably practicable after they have been filed or furnished. These reports include, but are not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports. Our SEC reports can be accessed through the investor relations section of our website, or through www.sec.gov. Also available on our website are printable versions of DexCom's Audit Committee charter, Compensation Committee charter, Nominating and Corporate Governance Committee charter, and Business Code of Conduct and Ethics. Information on our website does not constitute part of this annual report on Form 10-K or other report we file or furnish with the SEC. Stockholders may request copies of these documents from:

DexCom, Inc.
6340 Sequence Drive
San Diego, CA 92121
(858) 200-0200

ITEM 1A. RISK FACTORS

Factors that May Affect our Financial Condition and Results of Operations

We have a limited operating history and our products may never achieve market acceptance.

We expect that sales of our SEVEN PLUS, which consists of a handheld receiver, reusable transmitter and disposable sensor, will account for substantially all of our product revenue for the foreseeable future. From inception through December 31, 2011, product revenues total approximately $139.0 million. We have relatively limited experience in selling our products and we might be unable to successfully expand the commercialization of our products on a wide scale for a number of reasons, including:

- widespread market acceptance of our products by physicians and patients will largely depend on our ability to demonstrate their relative safety, efficacy, reliability, cost-effectiveness and ease of use;
- the limited size of our sales force and our relative inexperience in marketing, selling and distributing our products;
- we may not have sufficient financial or other resources to adequately expand the commercialization efforts for our products;
- our FDA and other regulatory submissions may be delayed, or approved with limited product labeling;
- we may not be able to manufacture our products in commercial quantities or at an acceptable cost;
- patients with diabetes do not generally receive broad reimbursement from third-party payors for their purchase of our products since many payors require that a patient meet specific medical criteria to qualify for reimbursement, which may reduce widespread use of our products;
- the uncertainties associated with establishing and qualifying new manufacturing facilities;
- our SEVEN PLUS is not labeled as a replacement for the information that is obtained from single-point finger stick devices;
- patients will need to incur the costs of our SEVEN PLUS in addition to single-point finger stick devices;
- the relative immaturity of the continuous glucose monitoring market internationally, and the general absence of international reimbursement of continuous glucose monitoring devices by third-party payors and government healthcare providers outside the United States;

- the introduction and market acceptance of competing products and technologies;
- our inability to obtain sufficient quantities of supplies at appropriate quality levels from our sole source and other key suppliers;
- our inability to manufacture products that perform in accordance with expectations of consumers; and
- rapid technological change may make our technology and our products obsolete.

Our SEVEN PLUS is more invasive than current self-monitored glucose testing systems, including single-point finger stick devices, and patients may be unwilling to insert a sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day. Moreover, patients may not perceive the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens. In addition, physicians tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products. Physicians may not recommend or prescribe our products until (i) there is more long-term clinical evidence to convince them to alter their existing treatment methods, (ii) there are additional recommendations from prominent physicians that our products are effective in monitoring glucose levels and (iii) reimbursement or insurance coverage is more widely available. We cannot predict when, if ever, physicians and patients may adopt more widespread use of the SEVEN PLUS. If the SEVEN PLUS does not achieve an adequate level of acceptance by patients, physicians and healthcare payors, we may not generate significant product revenue and we may not become profitable.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We have incurred net losses in each year since our inception in May 1999, including a net loss of $44.7 million for the twelve months ended December 31, 2011. As of December 31, 2011, we had an accumulated deficit of $391.1 million. We have financed our operations primarily through private placements of our equity and debt securities and our public offerings, and have devoted a substantial portion of our resources to research and development relating to our continuous glucose monitoring systems, including our in-hospital product development, and more recently, we have incurred significant sales and marketing and manufacturing expenses associated with the commercialization of the SEVEN PLUS. In addition, we expect our research and development expenses to increase in connection with our clinical trials and other development activities related to our products, including our next generation sensor, sensor augmented insulin pump collaborations, and the GlucoClear. We also expect that our general and administrative expenses will continue to increase due to the additional operational and regulatory burdens applicable to public healthcare and medical device companies. As a result, we expect to continue to incur significant operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity.

Current uncertainty in global economic conditions makes it particularly difficult to predict product demand and other related matters and makes it more likely that our actual results could differ materially from expectations.

Our operations and performance depend on worldwide economic conditions, which have been adversely impacted by the global macroeconomic downturn, high unemployment rates, ongoing volatility and concerns over the downgrade of U.S. sovereign debt and continued sovereign debt uncertainties in Europe and other foreign countries. These conditions have and may continue to make it difficult for our customers and potential customers to afford our products, and could cause our customers to stop using our products or to use them less frequently. If that were to occur, we would experience a decrease in revenue and our performance would be negatively impacted. In addition, the pressure on consumers to absorb more of their own health care costs has resulted in some cases in higher deductibles and limits on durable medical equipment, which may cause seasonality in purchasing patterns. Furthermore, during economic uncertainty, our customers have experienced job losses and may continue to experience issues gaining timely access to sufficient health insurance or credit, which could result in their unwillingness to purchase products or an impairment of their ability to make timely payments to us. We cannot predict the reoccurrence of any economic slowdown or the strength or sustainability of the economic recovery, worldwide, in the United States, or in our industry. These and other economic factors could have a material adverse effect on our financial condition and operating results.

We may require additional funding to continue the commercialization of our SEVEN PLUS or the development and commercialization of our next generation and other continuous glucose monitoring systems, including the GlucoClear and our sensor augmented insulin pump systems developed in collaboration with Animas, Insulet, Roche, and Tandem.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on commercializing our products, including growth of our manufacturing capacity, and on research and development, including conducting clinical trials for our GlucoClear in-hospital system as well as our next generation ambulatory continuous glucose monitoring sensors and systems. For the twelve months ended December 31, 2011, our net cash used in operating activities was $30.1 million, compared to $42.7 million for the same period in 2010, and as of December 31, 2011, we had working capital of $89.7 million comprised of $82.9 million in cash, cash equivalents and short-term marketable securities, and includes $0.9 million in restricted cash. We expect that our cash used by operations will increase significantly in each of the next several years, and, although we recently completed a follow-on public offering of 4,700,000 shares of our common stock for net proceeds to the company of approximately $71.2 million, we may need additional funds to continue the commercialization of our products and for the development and commercialization of our next generation sensors and systems. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. Any additional financing may be dilutive to stockholders or may require us to grant a lender a security interest in our assets. The amount of funding we will need will depend on many factors, including:

- the revenue generated by sales of our products and other future products;
- the costs, timing and risks of delay of additional regulatory approvals;
- the expenses we incur in manufacturing, developing, selling and marketing our products;
- our ability to scale our manufacturing operations to meet demand for our current and any future products;
- the costs to produce our continuous glucose monitoring systems;
- the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- the rate of progress and cost of our clinical trials and other development activities;
- the success of our research and development efforts;
- the emergence of competing or complementary technological developments;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish; and
- the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If adequate funds are not available, we may not be able to commercialize our products at the rate we desire and we may have to delay development or commercialization of our other products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce sales, marketing, customer support or other resources devoted to our products. Any of these factors could harm our financial condition.

We may face risks associated with acquisitions of companies, products and technologies and our business could be harmed if we are unable to address these risks.

If we are presented with appropriate opportunities, we intend to acquire or make other investments in complementary companies, products or technologies. On February 21, 2012, we entered into an Agreement and Plan of Merger with Swoosh Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of DexCom, SweetSpot Diabetes Care, Inc., a Delaware corporation ("SweetSpot"), and the representative of the stockholders of SweetSpot. Pursuant to the Merger Agreement, DexCom will acquire SweetSpot through a reverse triangular merger in which Swoosh Acquisition Corp. is merged with and into SweetSpot, with SweetSpot surviving as a wholly-owned subsidiary of DexCom. The closing of the Merger is subject to the satisfaction or waiver of certain conditions customary for transactions of this type, and there can be no assurances that the Merger will close. We may not realize the anticipated benefit of the SweetSpot acquisition or any future acquisition, or the realization of the anticipated may require greater expenditures than anticipated by us. We will likely face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations and services of SweetSpot or any other acquired company, integration of acquired technology with our products, diversion of our management's attention from other business concerns, the potential loss of key employees or customers of the acquired businesses and impairment charges if future acquisitions are not as successful as we originally anticipate. If we fail to successfully integrate SweetSpot or any other companies, products or technologies that we acquire, our business could be harmed. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing shareholders. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets.

If we are unable to continue the development of an adequate sales and marketing organization, or if our direct sales organization is not successful, we may have difficulty achieving market awareness and selling our products.

To achieve commercial success for the SEVEN PLUS and our future products, we must continue to develop and grow our sales and marketing organization and enter into partnerships or other arrangements to market and sell our products. We currently employ a small direct sales force to market our products in the United States. In the United States, our sales force calls directly on healthcare providers and patients throughout the country to initiate sales of our products. Our sales organization competes with the experienced, larger and well-funded marketing and sales operations of our competitors. During 2011, we completed a modest increase in the size of our sales force, and may not be able to successfully manage our increasingly dispersed sales force, or increase our product sales in the new territories. We have also entered into distribution arrangements to leverage existing distributors already engaged in the diabetes marketplace. Our U.S. distribution partnerships are focused on accessing underrepresented regions and, in some instances, third-party payors that contract exclusively with distributors. Our European distribution partners call directly on healthcare providers to market and sell our products in Europe. Because of the competition for their services, we may be unable to partner with or retain additional qualified distributors. Further, we may not be able to enter into agreements with distributors on commercially reasonable terms, if at all.

Additionally, to aid our efforts to obtain timely and comprehensive reimbursement of our products for our customers, we must continue to improve our customer service processes and scale our information technology systems.

Developing and managing a direct sales organization is a difficult, expensive and time consuming process. To be successful we must:

- recruit and retain adequate numbers of effective and experienced sales personnel;
- effectively train our sales personnel in the benefits and risks of our products;

- establish and maintain successful sales, marketing and education programs that educate endocrinologists, physicians and diabetes educators so they can appropriately inform their patients about our products; and
- manage geographically disbursed sales and marketing operations.

If we are unable to establish adequate sales, marketing and distribution capabilities or enter into and maintain arrangements with third parties to sell, market and distribute our products, our business may be harmed.

We have entered into distribution arrangements to leverage existing distributors already engaged in the diabetes marketplace. We have entered into a distribution agreement with RGH Enterprises, Inc. ("Edgepark") as amended, pursuant to which we generated approximately 20% of our total revenue during the twelve months ended December 31, 2011. There can be no assurances that this relationship will continue or that we will be able to maintain this volume of sales from this relationship in the future. A substantial decrease or loss of these sales could have a material adverse effect on our operating performance. Additionally, to the extent that we enter into additional arrangements with third parties to perform sales, marketing, distribution and billing services in the United States or Europe, our product margins could be lower than if we directly marketed and sold our products. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we cannot predict whether these efforts will be successful. In addition, market acceptance of our products by physicians and patients in Europe will largely depend on our ability to demonstrate their relative safety, efficacy, reliability, cost-effectiveness and ease of use. If we are unable to do so, we may not be able to generate product revenue from our sales efforts in Europe. Finally, if we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate adequate product revenue and may not become profitable.

Although many third-party payors have adopted some form of coverage policy on continuous glucose monitoring devices, our products do not yet have broad-based contractual coverage with third-party payors and we frequently experience administrative challenges in obtaining reimbursement for our customers. If we are unable to obtain adequately broad reimbursement at acceptable prices for our products or any future products from third-party payors, we will be unable to generate significant revenue.

As a medical device company, reimbursement from Medicare and private third-party healthcare payors is an important element of our success. Although CMS in 2008 released Alpha-Numeric HCPCS codes applicable to each of the three components of our continuous glucose monitoring systems, to date, our approved products are not reimbursed by virtue of a national coverage decision by Medicare. It is not known when, if ever, Medicare will adopt a national coverage decision with respect to continuous glucose monitoring devices. Until any such coverage decision is adopted by Medicare, reimbursement of our products will generally be limited to those patients covered by third-party payors that have adopted policies for continuous glucose monitoring devices allowing for coverage of these devices if certain conditions are met. As of February 2012, the seven largest private third-party payors, in terms of the number of covered lives, have issued coverage policies for the category of continuous glucose monitoring devices. In addition, we have negotiated contracted rates with six of those third-party payors for the purchase of our products by their members. However, patients without insurance that covers our products will have to bear the financial cost of them. In the United States, patients using existing single-point finger stick devices are generally reimbursed all or part of the product cost by Medicare or other third-party payors. The commercial success of our products in both domestic and international markets will be substantially dependent on whether third-party reimbursement is widely available for patients that use them. While many third-party payors have adopted some form of coverage policy on continuous glucose monitoring devices, those coverage policies frequently require significant medical documentation in order for patients to obtain reimbursement, and as a result, we have experienced difficulty in improving the efficiency of our customer service group. In addition, Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide adequate payment for our products. In order to obtain additional reimbursement arrangements, we may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. Our revenue may be limited by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various increasingly sophisticated means, such as requiring prospective reimbursement and second opinions, purchasing in groups, or redesigning benefits. Furthermore, we are unable to predict what effect the current or any future healthcare reform will have on our business, or the effect these matters will have on our customers. Our initial dependence on the commercial success of the SEVEN PLUS makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, unless government and other third-party payors provide adequate coverage and reimbursement for the SEVEN PLUS, patients may not use our products.

In some foreign markets, pricing and profitability of medical devices are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed healthcare in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs.

We may never receive FDA approval or clearance to market our next generation ambulatory system, the Sweetspot software platform or the GlucoClear, our blood-based in-vivo automated glucose monitoring system, or any other continuous glucose monitoring system under development.

Our SEVEN PLUS systems are classified by the FDA as premarket approval ("PMA") medical devices. We are continuing to seek approval for the next generation of our ambulatory system, and have completed clinical trials and are preparing to file an application seeking approval from the FDA for our next generation product. The PMA process requires us to prove the safety and efficacy of our ambulatory system to the FDA's satisfaction. This process can be expensive, prolonged and uncertain, requires detailed and comprehensive scientific and human clinical data, and may never result in the FDA granting a PMA. We cannot predict when, if ever, the next generation of our ambulatory system will obtain FDA approval.

We also intend to seek approvals for the products that integrate our continuous glucose monitoring technology into the insulin delivery systems of Animas, Insulet, Roche and Tandem, respectively, but cannot predict when, if ever, those products will be approved. If our acquisition of SweetSpot is consumated, we intend to seek approvals for certain changes and modifications to SweetSpot's existing software platform, but cannot predict when, if ever, those changes and modifications will be approved.

In addition, we are continuing to develop the second generation GlucoClear product with Edwards and will together seek 510(k) clearance from the FDA. The 510(k) process would require us to establish (including through pre-clinical testing, bench testing, and/or potentially clinical data) that our GlucoClear system is substantially equivalent in terms of indication, technological characteristics, and performance to one or more legally marketed devices eligible to be cited as predicates in the 510(k) process. We cannot predict whether the FDA will classify the GlucoClear as a 510(k) product, nor can we predict when, if ever, the GlucoClear will obtain FDA clearance or approval.

The FDA can refuse to grant us 510(k) clearance or delay, limit or deny approval of a PMA application for many reasons, including:

- our systems may not be deemed by the FDA to be substantially equivalent to appropriate predicate devices;
- our systems may not satisfy the FDA's safety or efficacy requirements;
- the data from our pre-clinical studies and clinical trials may be insufficient to support approval;
- the manufacturing process or facilities we use may not meet applicable requirements; and
- changes in FDA approval policies or adoption of new regulations may require additional data.

Even if approved or cleared by the FDA, the next generation of our ambulatory system, Sweetspot, the GlucoClear, or any other continuous glucose monitoring system under development, may not be approved or cleared for the indications that are necessary or desirable for successful commercialization. We may not obtain the necessary regulatory approvals or clearances to market these continuous glucose monitoring systems in the United States. Any delay in, or failure to receive or maintain, approval or clearance for the next generation of our ambulatory system or the GlucoClear, could prevent us from generating revenue from these products or achieving profitability.

If we are unable to successfully complete the pre-clinical studies or clinical trials necessary to support additional PMA or 510(k) applications, we may be unable to commercialize our continuous glucose monitoring systems under development, including our next generation ambulatory system, our GlucoClear system or our systems being developed in collaboration with Animas, Insulet, Roche and Tandem, which could impair our financial position.

We are continuing to seek approval for our next generation ambulatory system, and are completing clinical trials in support of that application. We also intend to seek approvals for the products that integrate our continuous glucose monitoring technology into the insulin delivery systems of Animas, Insulet, Roche and Tandem, respectively. In addition, we will seek 510(k) clearance from the FDA for future GlucoClear products. The GlucoClear may ultimately be classified by the FDA as either a 510(k) or PMA product, and we may consequently be requested to provide additional data in support of the GlucoClear application.

To support these and any future additional PMA or 510(k) applications we must successfully complete pre-clinical studies, bench-testing, and clinical trials that we believe will demonstrate that the product is safe and effective. Product development, including pre-clinical studies and clinical trials, is a long, expensive and uncertain process and is subject to delays and failure at any stage. Furthermore, the data obtained from the studies and trials may be inadequate to support approval of a PMA or 510(k) application and the FDA may request additional clinical data in support of those applications, which may result in significant additional clinical expenses and may delay product approvals. While we have in the past obtained, and may in the future obtain, an Investigational Device Exemption ("IDE") prior to commencing clinical trials for our continuous glucose monitoring systems, FDA approval of an IDE application permitting us to conduct testing does not mean that the FDA will consider the data gathered in the trial to be sufficient to support approval of a PMA or 510(k) application, even if the trial's intended safety and efficacy endpoints are achieved. Additionally, since 2009, the FDA has significantly increased the scrutiny applied to its oversight of companies subject to its regulations, including 510(k) submissions, by hiring new investigators and increasing the frequency and scope of its inspections of manufacturing facilities. In January 2011, the FDA announced that it will, in the course of 2011, endeavor to streamline its 510(k) review process and the FDA's Center for Devices and Radiological Health ("CDRH") issued an implementation plan containing 25 specific actions to be implemented in 2011 relating to the 510(k) review process and associated administrative matters. The CDRH also deferred action on several other initiatives, including the creation of a new class of devices that would be subject to heightened review processes, until the Institute of Medicine issues a related report on the 510(k) regulatory process, which was released in late July 2011. The FDA recently issued draft guidance that, if finalized and implemented, will result in manufacturers needing to seek a significant number of new clearances for changes made to legally marketed devices, which could complicate the product approval process, although we cannot predict the effect of such procedural changes and cannot ascertain if such changes will have a substantive impact on the approval of our products. If we fail to adequately respond to the increased scrutiny and new 510(k) submission process and associated matters, our business may be adversely impacted.

Unexpected changes to the FDA or foreign regulatory approval processes could also delay or prevent the approval of our products submitted for review. The data drawn from our clinical trials may not be sufficient to support approval of our products or additional or expanded indications. Medical device stock prices have declined significantly in certain circumstances where companies have failed to meet expectations in regards to the timing of regulatory approval. If the FDA's response causes product approval delays, or is not favorable for any of our products, our stock price could decline substantially.

The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA or 510(k) application, for numerous reasons, including, but not limited to, the following:

- the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;
- patients do not enroll in clinical trials at the rate we expect;
- patients do not comply with trial protocols;
- patient follow-up does not occur at the rate we expect;
- patients experience adverse side effects;
- patients die during a clinical trial, even though their death may not be related to our products;
- institutional review boards ("IRBs") and third-party clinical investigators may delay or reject our trial protocol;
- third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the investigator agreements, clinical trial protocol, good clinical practices or other FDA or IRB requirements;
- the company or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;
- third-party clinical investigators have significant financial interests related to the company or study that FDA deems to make the study results unreliable, or the company or investigators fail to disclose such interests;
- regulatory inspections of our clinical trials or manufacturing facilities may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;
- changes in governmental regulations, policies or administrative actions;
- the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and
- the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

The results of pre-clinical studies do not necessarily predict future clinical trial results, and prior clinical trial results might not be repeated in subsequent clinical trials. Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the approval of our products. If we are unable to demonstrate the safety and efficacy of our products in our clinical trials to the FDA's satisfaction, we will be unable to obtain regulatory approval to market our products in the United States. In addition, the data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support FDA approval, even if our endpoints are met.

We depend on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trials and to perform related data collection and analysis, and, as a result, we may face costs and delays that are outside of our control.

We rely on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trial and to perform related data collection and analysis. However, we may not be able to control the amount and timing of resources that clinical sites may devote to our clinical trials. If these clinical investigators and clinical sites fail to enroll a sufficient number of patients in our clinical trials or fail to ensure compliance by patients with clinical protocols or fail to comply with regulatory requirements, we will be unable to complete these trials, which could prevent us from obtaining regulatory approvals for our products. Our agreements with clinical investigators and clinical sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our trials could be delayed or terminated. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, or the clinical data may be rejected by the FDA, and we may be unable to obtain regulatory approval for, or successfully commercialize, our products.

Healthcare reforms, changes in healthcare policies and changes to third-party reimbursements for our products may affect demand for our products.

Comprehensive healthcare legislation, signed into law in March 2010, imposes stringent compliance, recordkeeping, and reporting requirements on companies in various sectors of the life sciences industry, with which we may need to comply, and enhanced penalties for non-compliance with the new healthcare regulations. The impact and durability of this legislation, in its current form, remains unclear, and costs of compliance with this legislation, or any future amendments thereto, could result in certain risks and expenses that we may have to assume. Other political and regulatory influences are also subjecting our industry to significant changes, and we cannot predict whether new regulations will emerge at the federal or state level, or abroad. The U.S. government may in the future consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect reimbursement for healthcare products such as the SEVEN PLUS. These policies have included, and may in the future include: basing reimbursement policies and rates on clinical outcomes, the comparative effectiveness and costs of different treatment technologies and modalities; imposing price controls and taxes on medical device providers; and other measures. Future significant changes in the healthcare systems in the United States or elsewhere could also have a negative impact on the demand for our current and future products. These include changes that may reduce reimbursement rates for our products and changes that may be proposed or implemented by the current U.S. Presidential administration or Congress.

In addition, the comprehensive healthcare reform legislation recently adopted by Congress and subsequently signed into law includes an annual excise tax on the sale of medical devices equal to 2.3% of the price of the device starting on January 1, 2013, which would likely include our SEVEN PLUS and GlucoClear systems. The exact impact of this excise tax, including whether our products would be considered "medical devices" and how such a tax would be assessed, is not currently clear and any efforts to modify or repeal this excise tax may be unsuccessful. As a result of such tax, our future operating results could be harmed, which in turn could cause the price of our stock to decline, Additionally, because of the uncertainty surrounding these issues, the impact of this tax has not been reflected in our forward guidance.

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is subject to extensive federal, state and local laws and regulations, including those relating to:

- billing for services;
- financial relationships with physicians and other referral sources;
- inducements and courtesies given to physicians and other health care providers and patients;
- labeling products;
- quality of medical equipment and services;
- confidentiality, maintenance and security issues associated with medical records and individually identifiable health information;
- medical device reporting;
- false claims; and
- professional licensure.

These laws and regulations are extremely complex and, in some cases, still evolving. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. If our operations are found to be in violation of any of the federal, state or local laws and regulations which govern our activities, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines or curtailment of our operations. The risk of being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's time and attention from the operation of our business.

In addition, healthcare laws and regulations may change significantly in the future. Any new healthcare laws or regulations may adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the healthcare regulatory environment may change in a way that restricts or adversely impacts our operations.

We are not aware of any governmental healthcare investigations involving our executives or us. However, any future healthcare investigations of our executives, our managers or us could result in significant liabilities or penalties to us, as well as adverse publicity.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing capabilities are insufficient to produce an adequate supply of product at appropriate quality levels, our growth could be limited and our business could be harmed.

We currently have limited resources, facilities and experience in commercially manufacturing sufficient quantities of product to meet expected demand. In the past, we have had difficulty scaling our manufacturing operations to provide a sufficient supply of product to support our commercialization efforts. From time to time, we have also experienced brief periods of backorder and, at times, have had to limit the efforts of our sales force to introduce our products to new customers. We have focused significant effort on continual improvement programs in our manufacturing operations intended to improve quality, yields and throughput. We have made progress in manufacturing to enable us to supply adequate amounts of product to support our commercialization efforts, however, there can be no assurances that supply will not be constrained in the future. In order to produce our products in the quantities we anticipate will be necessary to meet market demand, we will need to increase our manufacturing capacity by a significant factor over the current level. In addition, we will have to modify our manufacturing design and process if and when our next generation sensor technologies are approved and commercialized. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, materials procurement, manufacturing site expansion, problems with production yields and quality control and assurance. Developing commercial-scale manufacturing facilities will require the investment of substantial additional funds and the hiring and retention of additional management, quality assurance, quality control and technical personnel who have the necessary manufacturing experience. Also, the scaling of manufacturing capacity is subject to numerous risks and uncertainties, and may lead to variability in product quality or reliability, increased construction timelines, as well as resources required to design, install and maintain manufacturing equipment, among others, all of which can lead to unexpected delays in manufacturing output. In addition, any changes to our manufacturing processes may require FDA submission and approval and our facilities may have to undergo additional inspections by the FDA and corresponding state agencies. We may be unable to develop and expand our manufacturing process and operations or obtain FDA and state agency approval of our facilities in a timely manner or at all. If we are unable to manufacture a sufficient supply of our current products or any future products for which we may receive approval, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.

Additionally, the production of our products must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products. If we are not able to maintain stringent quality controls, or if contamination problems arise, our clinical development and commercialization efforts could be delayed, which would harm our business and our results of operations.

In the future, if our products experience a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also prompt us to amend certain warning labels or narrow the scope of the use of our products, either of which could hinder our success in the market.

Since our commercial launch in 2006, we have experienced periodic field failures, including reports of broken sensors or sensors that become lodged beneath a patient's skin, as well as reports that a sensor fails to provide glucose values for a full seven days. We do not believe these failures necessitated device explant, other procedures, or non-standard clinical treatment or intervention. To comply with the FDA's medical device reporting requirements, we have filed reports of all such broken or lodged sensors. Although we believe we have taken and are taking appropriate actions aimed at reducing or eliminating field failures, there can be no assurances that we will not experience additional failures going forward.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We rely on Flextronics International, Ltd. ("Flextronics") to manufacture and supply circuit boards for our receiver; we rely on ON Semiconductor Corp. to manufacture and supply the application specific integrated circuit ("ASIC") that is incorporated into the transmitter; we rely on DSM PTG, Inc. to manufacture certain polymers used to synthesize our polymeric biointerface membranes for our products; and we rely on The Tech Group to supply our injection molded components. Each of these suppliers is a single-source supplier. In some cases, our agreements with these and our other suppliers can be terminated by either party upon short notice. Our contract manufacturers also rely on single-source suppliers to manufacture some of the components used in our products. Our manufacturers and suppliers may encounter problems during manufacturing for a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Some of our single source suppliers, including Flextronics, are shifting their manufacturing and assembly sites to China and other international locations, which sites may require additional FDA approval and inspection. Should any such FDA approval be delayed, or such inspection require corrective action, our supply of critical components may be constrained or unavailable. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:

- we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;
- our products are technologically complex and it is difficult to develop alternative supply sources;
- we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers' needs higher priority than ours;
- our suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipment of our products;
- we may have difficulty locating and qualifying alternative suppliers for our single-source supplies;
- switching components may require product redesign and submission to the FDA of a PMA supplement or possibly a separate PMA, either of which could significantly delay production;
- our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner;
- our suppliers may make obsolete components that are critical to our products; and
- our suppliers may encounter financial hardships unrelated to our demand for components, including those related to changes in global economic conditions, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or replacement suppliers, particularly for our single-source components, in part because of the FDA approval process and because of the custom nature of various parts we design. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products.

Potential long-term complications from our products or other continuous glucose monitoring systems under development may not be revealed by our clinical experience to date.

Based on our experience, complications from use of our SEVEN PLUS system may include broken or lodged sensors or skin irritation under the adhesive dressing of the sensor. Inflammation or redness, swelling, minor infection, and minor bleeding at the sensor insertion site are also possible risks with a patient's use of the device. However, if unanticipated long-term side-effects result from the use of our products or other glucose monitoring systems under development, we could be subject to liability and our systems would not be widely adopted. With respect to our SEVEN PLUS, our clinical trials have been limited to seven days of continuous use. Additionally, we have limited clinical experience with repeated use of our products in the same patient. We cannot assure you that long-term use would not result in unanticipated complications. Furthermore, the interim results from our current pre-clinical studies and clinical trials may not be indicative of the clinical results obtained when we examine the patients at later dates. It is possible that repeated use of our products may result in unanticipated adverse effects, potentially even after the device is removed.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval will be subject to continual review and periodic inspections by the FDA and other regulatory bodies, which may include inspection of our manufacturing processes, post-approval clinical data and promotional activities for such product. The FDA's medical device reporting ("MDR") regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury, or in which our product malfunctioned and, if the malfunction were to recur, it would likely cause or contribute to a death or serious injury. We and our suppliers are also required to comply with the FDA's Quality System Regulation ("QSR") and other regulations, which cover the methods and documentation of the design, testing, production, control, selection and oversight of suppliers or contractors, quality assurance, labeling, packaging, storage, complaint handling, shipping and servicing of our products. The FDA enforces the QSR through unannounced inspections. We currently manufacture our devices at our headquarters facilities in San Diego, California. In these facilities we have more than 8,000 square feet of laboratory space and approximately 12,000 square feet of controlled environment rooms. In February 2010, our facility was subject to a post-approval inspection by the FDA. After the close of the inspection, the FDA investigator issued a Form 483 identifying several inspectional observations. Subsequent to the inspection, we also received a warning letter from the FDA requiring us to file MDRs in accordance with the MDR regulations for complaints involving sensor wire fractures underneath a patient's skin. The warning letter also recommended that we add certain warnings and precautions statements to the labeling, patient education brochures, and our company website regarding the appropriate use of the SEVEN PLUS system, including that they are not approved for use in children under age 18, pregnant women, or persons on dialysis. In response to the warning letter and the Form 483 inspectional observations, we have taken corrective action to address the observations to achieve substantial compliance with the FDA regulatory requirements applicable to a commercial medical device manufacturer. In October 2010, we were subject to a follow-up site inspection by the FDA, and upon completion of that inspection, we were notified by the inspector that there were no Form 483 inspectional observations. We also received written notification dated November 1, 2010 from the FDA that we adequately addressed all issues cited in the warning letter.

In March 2009, the Federal Communications Commission ("FCC") established a bifurcated Medical Implant Communications System ("MICS") band which requires device manufacturers whose products will operate in the main MICS band to either manufacture their devices using listen-before-transmit technology, or to transmit on a side band outside the main MICS band at lower power. Although the SEVEN PLUS does not comply with existing MICS band listen-before-transmit requirements, the FCC granted a waiver to allow us to continue marketing and operating our SEVEN PLUS through March 2013, which we believe will provide adequate time to design an alternative method of wireless communication.

Compliance with ongoing regulatory requirements can be complex, expensive and time-consuming. Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following actions:

- warning letters or untitled letters that require corrective action;
- delays in approving or refusal to approve our continuous glucose monitoring systems;

- fines and civil penalties;
- unanticipated expenditures;
- FDA refusal to issue certificates to foreign governments needed to export our products for sale in other countries;
- suspension or withdrawal of approval by the FDA or other regulatory bodies;
- product recall or seizure;
- interruption of production;
- operating restrictions;
- injunctions; and
- criminal prosecution.

If any of these actions were to occur, it would harm our reputation and cause our product sales and profitability to suffer. In addition, we believe events that could be classified as reportable events pursuant to MDR regulations are generally underreported by physicians and users, and any underlying problems could be of a larger magnitude than suggested by the number or types of MDRs filed by us. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.

Even if regulatory approval or clearance of a product is granted, the approval or clearance may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing or surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including software bugs, unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, MDR reporting, or other post-market requirements may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Abbott Diabetes Care, Inc. has filed a patent infringement lawsuit against us. If we are not successful in defending against its claims, our business could be materially impaired.

As further described in Part II, Item 1 "Legal Proceedings" of this annual report, Abbott has filed a patent infringement lawsuit against us, claiming that our continuous glucose monitor infringes certain patents held by Abbott. We have requested, and the Patent Office has granted, reexamination of each of the patents cited in this lawsuit. On September 30, 2007, the court granted our motion to stay the case pending conclusion of the reexamination proceedings in the Patent Office relating to all seven patents asserted against us.

In connection with this litigation, five of Abbott's seven patents that are the subject of the litigation have one or more associated reexamination requests in various stages at the Patent Office. Abbott has filed responses with the Patent Office seeking claim construction to differentiate certain claims from the prior art we have presented, seeking to amend certain claims to overcome the prior art we have presented, canceling claims and/or seeking to add new claims. Regarding the remaining two patents, Abbott has appealed the decisions of final rejection to the Federal Circuit, the cases have been consolidated and certain briefs have been filed by Abbott, the Patent Office and DexCom. Since 2008, Abbott has copied claims from certain of our applications, and stated that it may seek to provoke an interference with certain of our pending applications in the Patent Office. If an interference is declared and Abbott prevails in the interference, we would lose certain patent rights to the subject matter defined in the interference. Also since 2008, Abbott has filed 32 reexamination requests seeking to invalidate 30 of our patents in the Patent Office. Twelve of the 32 reexamination requests are in various stages at the Patent Office and 20 have been issued a Certificate of Reexamination. We have filed responses with the

Patent Office seeking claim construction to differentiate certain claims from the prior art presented in the reexaminations, seeking to amend certain claims to overcome the prior art presented in the reexaminations, canceling claims and/or seeking to add new claims. It is possible that the Patent Office may determine that some or all of the claims of our patents subject to the reexamination are invalid, which could have a significant impact on our ability to protect aspects of our technology.

Although it is our position that Abbott's assertions of infringement have no merit, and that the potential interference, reexamination and opposition requests have no merit, the outcome of the litigation and interference, reexamination or opposition requests cannot be assessed currently with any certainty. We may not successfully defend ourselves against the claims made by Abbott or prevail in the litigation. Subject to the stay of litigation, if Abbott were to seek and obtain a preliminary or permanent injunction, it could force us to stop making, using, selling or offering to sell our products. The technology at issue in our litigation with Abbott is currently used in our products, including SEVEN PLUS, our only current ambulatory product that is approved for commercial sale, and our GlucoClear system for in-hospital use. If we were forced to stop selling these products, our business and prospects would suffer. In addition, defending against this action could have a number of harmful effects on our business, including those discussed in the following risk factor, regardless of the final outcome of such litigation. For example, we have incurred, and expect to continue to incur, significant costs in defending the action.

Any adverse determination in litigation or interference proceedings to which we are or may become a party relating to patents could subject us to significant liabilities to third parties or require us to seek licenses from other third parties. Furthermore, if we are found to willfully infringe third-party patents, we could, in addition to other penalties, be required to pay treble damages and/or attorneys' fees for the prevailing party. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and would likely include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement and any redesign may not receive FDA approval in a timely manner if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a significant adverse impact on our business.

We are subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from shipping affected products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief. We may also be subject to other claims or suits.

Other companies, including Abbott, could, in the future, assert infringement or misappropriation claims against us with respect to our current or future products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Our competitors may assert that our continuous glucose monitoring systems or the methods we employ in the use of our systems are covered by U.S. or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued patents and pending patent applications relating to self-monitored glucose testing systems in the medical technology field. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our products infringe. There could also be existing patents of which we are unaware that one or more components of our system may inadvertently infringe. As the number of competitors in the market for continuous glucose monitoring systems grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.

Any infringement or misappropriation claim, including the claim brought by Abbott, could cause us to incur significant costs, place significant strain on our financial resources, divert management's attention from our business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be prohibited from selling our product that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement. Even if we are able to redesign our products to avoid an infringement claim, we may not receive FDA approval for such changes in a timely manner or at all. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling or offering to sell one or more of our products, or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.

In addition, from time to time, we are subject to various claims and suits arising out of the ordinary course of business, including commercial or employment related matters. Although individually we do not expect these claims or suits to have a material adverse effect on the Company, in the aggregate they may divert significant time and resources from the Company and our staff.

Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

Our success and our ability to compete are dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, copyright and trademark law, and trade secrets and nondisclosure agreements to protect our intellectual property. However, such methods may not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our patent applications may not issue as patents in a form that will be advantageous to us, or at all. Our issued patents, and those that may issue in the future, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. In addition, there are numerous recent changes to the patent laws and proposed changes to the rules of the Patent Office, which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, in September 2011 the U.S. enacted sweeping changes to the U.S. patent system under the Leahy-Smith America Invents Act, including changes that would transition the U.S. from a "first-to-invent" system to a "first to file" system and alter the processes for challenging issued patents. These changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

To protect our proprietary rights, we may in the future need to assert claims of infringement against third parties. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, invalid or unenforceable, and could award attorney fees.

Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. Additionally, third parties may be able to design around our patents. Furthermore, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States.

We operate in a highly competitive market and face competition from large, well-established medical device manufacturers with significant resources, and, as a result, we may not be able to compete effectively.

The market for glucose monitoring devices is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. In selling the SEVEN PLUS, we compete directly with Roche Diabetes Care, a division of Roche Diagnostics; LifeScan, Inc., a division of Johnson & Johnson; the MediSense and TheraSense divisions of Abbott Laboratories; and Bayer Corporation, each of which manufactures and markets products for the single-point finger stick device market. Collectively, these companies currently account for substantially all of the worldwide sales of self-monitored glucose testing systems. Several companies are developing or marketing short-term continuous glucose monitoring products that will compete directly with our products. To date, in addition to us, three other companies, Cygnus, Medtronic and Abbott, have received approval from the FDA to market continuous glucose monitors. We believe that one of the products, originally developed and marketed by Cygnus, is no longer actively marketed. Abbott has discontinued selling its Freestyle Navigator glucose monitoring system in the United States; however, Abbott recently filed a clinical study for home use of the Navigator II system. In addition, we believe that others, including Bayer, are developing invasive and non-invasive continuous glucose monitoring systems. Most of the companies developing or marketing competing devices are publicly traded or divisions of publicly-traded companies, and these companies possess several competitive advantages, including:

- significantly greater name recognition;
- established relations with healthcare professionals, customers and third-party payors;
- established distribution networks;
- additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;
- greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and
- greater financial and human resources for product development, sales and marketing, and patent litigation.

As a result, we may not be able to compete effectively against these companies or their products.

We have entered into a Collaboration Agreement with Edwards to develop jointly an in-hospital automated blood glucose monitoring device, branded as the GlucoClear, which may not result in the development of a commercially viable product or generation of any future revenues.

On November 10, 2008, we entered into a Collaboration Agreement with Edwards pursuant to which we have agreed to develop jointly and to market the GlucoClear, a blood-based in-vivo automated glucose monitoring system for use by healthcare providers in the hospital. Under the Collaboration Agreement, we expect to receive payments for various milestones related to regulatory approvals and commercial readiness of the product. In addition, we also expect to receive either a profit-sharing payment of 10% of the products' gross profits, or a royalty of 6% of commercial sales of the product. The Collaboration Agreement provides Edwards with an exclusive license to our intellectual property that relates to blood-based glucose sensors in the critical care sector of the hospital market. However, this collaboration may not result in the development of products that achieve regulatory approval in the United States or commercial success, which would result in various penalties to us under the Collaboration Agreement, up to and including delay or loss of some or all of our milestone payments and rights to any profit-sharing or royalties. On October 30, 2009, we received CE Mark approval for the first generation GlucoClear that we developed in collaboration with Edwards. Although Edwards commenced market evaluations during 2009, this product did not generate significant revenue during 2010 or 2011 and we do not expect this product to generate significant revenue during 2012. Together with Edwards, we are continuing development of the second generation GlucoClear product, and we will seek 510(k) clearance from the FDA for this future GlucoClear system. We cannot predict whether the FDA will classify the GlucoClear as a 510(k) or PMA product, nor can we predict when, if ever, the GlucoClear will obtain FDA clearance or approval.

We enter into collaborations with third parties that may not result in the development of commercially viable products or the generation of significant future revenues.

In the ordinary course of our business, we enter into collaborative arrangements to develop new products and to pursue new markets, such as our agreements with Animas, Insulet, Roche and Tandem, to integrate our continuous glucose monitoring technology into their respective insulin delivery systems. We have also entered into an OUS Commercialization Agreement, as amended, with Animas pursuant to which Animas retains the exclusive right to develop and market outside the United States an ambulatory insulin pump that is combined with our continuous glucose monitoring technology which has been branded the Vibe. In May 2011, we, together with Animas, received CE Mark certification for the Vibe, allowing it to be marketed in the countries that recognize CE Mark approval. Many of the companies that we collaborate with are also competitors or potential competitors who may decide to terminate our collaborative arrangement. In the event of such a termination, we may be required to devote additional resources to product development and commercialization, may need to cancel some development programs and may face increased competition. These collaborations may not result in the development of products that achieve commercial success and could be terminated prior to developing any products. Accordingly, we cannot assure you that any of our collaborations will result in the successful development of a commercially viable product or result in significant additional future revenues. In addition, our development timelines are highly dependent on our ability to achieve clinical endpoints and regulatory requirements and to overcome technology challenges, and may be delayed due to scheduling issues with patients and investigators, requests from institutional review boards, product performance and manufacturing supply constraints, among other factors. In addition, support of these clinical trials requires significant resources from employees involved in the production of our products, including research and development, manufacturing, quality assurance, and clinical and regulatory personnel. Even if our development and clinical trial efforts are successful, the FDA may not approve the combined products or may require additional product testing and clinical trials before approving the combined products, which would result in product launch delays and additional expense. If approved by the FDA, the combined products may not achieve acceptance in the marketplace by physicians and patients.

To date, no continuous glucose monitoring system, including our SEVEN PLUS, has received FDA clearance as a replacement for single-point finger stick devices, and our SEVEN PLUS and future generations may never be approved for that indication.

The SEVEN PLUS does not eliminate the need for single-point finger stick devices and our future products may not be approved for that indication. No precedent for FDA approval of continuous glucose monitoring systems as a replacement for single-point finger stick devices has been established. Accordingly, there is no established study design or agreement regarding performance requirements or measurements in clinical trials for continuous glucose monitoring systems. We have not yet filed for FDA approval for therapeutic or replacement claim labeling and we cannot assure you that we will not experience delays if we do file. If any of our competitors were to obtain replacement claim labeling for a continuous glucose monitoring system, our products may not be able to compete effectively against that system and our business would suffer.

Technological breakthroughs in the glucose monitoring market could render our products obsolete.

The glucose monitoring market is subject to rapid technological change and product innovation. Our products are based on our proprietary technology, but a number of companies and medical researchers are pursuing new technologies for the monitoring of glucose levels. FDA approval of a commercially viable continuous glucose monitor or sensor produced by one of our competitors could significantly reduce market acceptance of our systems. Several of our competitors, including Bayer, are in various stages of developing continuous glucose monitors or sensors, including non-invasive and invasive devices, and the FDA has approved several of these competing products. In addition, the National Institutes of Health and other supporters of diabetes research are continually seeking ways to prevent, cure or improve treatment of diabetes. Therefore, our products may be rendered obsolete by technological breakthroughs in diabetes monitoring, treatment, prevention or cure.

We face the risk of product liability claims and may not be able to maintain or obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse or malfunction of, or design flaws in, our products. We may be subject to product liability claims if our products cause, or merely appear to have caused, an injury. Claims may be made by patients, healthcare providers or others selling our products.

Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims. Further, if additional products are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.

We may be subject to claims against us even if the apparent injury is due to the actions of others or misuse of the device. Our customers, either on their own or following the advice of their physicians, may use our products in a manner not described in the products' labeling and that differs from the manner in which it was used in clinical studies and approved by the FDA. For example, our SEVEN PLUS is designed to be used by a patient continuously for up to seven days, but the patient might be able to circumvent the safeguards designed into the SEVEN PLUS and use the product for longer than seven days. Off-label use of products by patients is common, and any such off-label use of our products could subject us to additional liability. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our products in the market.

We may be subject to fines, penalties and injunctions if we are determined to be promoting the use of our products for unapproved off-label uses.

Although we believe our promotional materials and training methods are conducted in compliance with FDA and other regulations, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, the FDA could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

The majority of our operations are conducted at two facilities in San Diego, California. Any disruption at these facilities could increase our expenses.

We take precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural disaster, such as a fire, flood or earthquake, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires, floods, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

We may be liable for contamination or other harm caused by materials that we handle, and changes in environmental regulations could cause us to incur additional expense.

Our research and development and clinical processes involve the handling of potentially harmful biological materials as well as hazardous materials. We are subject to federal, state and local laws and regulations governing the use, handling, storage and disposal of hazardous and biological materials and we incur expenses relating to compliance with these laws and regulations. If violations of environmental, health and safety laws occur, we could be held liable for damages, penalties and costs of remedial actions. These expenses or this liability could have a significant negative impact on our financial condition. We may violate environmental, health and safety laws in the future as a result of human error, equipment failure or other causes. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes to or restrictions on permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. Failure to comply with new or existing laws or regulations could harm our business, financial condition and results of operations.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We have begun limited commercial and marketing efforts in Europe and Israel with respect to our SEVEN PLUS and may seek to market our products in other regions in the future. Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States on a timely basis, or at all.

Our success will depend on our ability to attract and retain our personnel.

We are highly dependent on our senior management, especially Terrance H. Gregg, our Chief Executive Officer, Kevin Sayer, our President, Steven R. Pacelli, our Chief Operating Officer, Jorge Valdes, our Chief Technical Officer, and Andrew K. Balo, our Senior Vice President of Clinical and Regulatory Affairs. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including sales persons, scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as sales persons, scientists, clinicians and engineers, is intense and we may not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could prevent the implementation and completion of our objectives, including the commercialization of our current products and the development and introduction of additional products. The loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Each of our officers may terminate their employment at any time without notice and without cause or good reason. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees.

We expect to continue to expand our operations and grow our research and development, manufacturing, sales and marketing, product development and administrative operations. This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

Compliance with regulations relating to public company corporate governance matters and reporting is time consuming and expensive.

Many laws and regulations, notably those adopted in connection with the Sarbanes-Oxley Act of 2002 by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act, new SEC regulations and the NASDAQ Stock Market, impose obligations on public companies, such as ours, which have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. Compliance with these laws and regulations, including enhanced new disclosures has required and will continue to require substantial management time and oversight and requires us to incur significant additional accounting and legal costs. The effects of new laws and regulations remain unclear and will likely require substantial management time and oversight and require us to incur significant additional accounting and legal costs. Additionally, changes to existing accounting rules or standards, such as the potential requirement that U.S. registrants prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"), may adversely impact our reported financial results and business, and may further require us to incur greater accounting fees.

Valuation of share-based payments, which we are required to perform for purposes of recording compensation expense under authoritative guidance for share-based payment, involves significant assumptions that are subject to change and difficult to predict.

We record compensation expense in the consolidated statement of operations for share-based payments, such as employee stock options, using the fair value method. The requirements of the authoritative guidance for share-based payment have and will continue to have a material effect on our future financial results reported under U.S. generally accepted accounting principles ("GAAP") and make it difficult for us to accurately predict the impact on our future financial results.

For instance, estimating the fair value of share-based payments is highly dependent on assumptions regarding the future exercise behavior of our employees and changes in our stock price. Our share-based payments have characteristics significantly different from those of freely traded options, and changes to the subjective input assumptions of our share-based payment valuation models can materially change our estimates of the fair values of our share-based payments. In addition, the actual values realized upon the exercise, expiration, early termination or forfeiture of share-based payments might be significantly different than our estimates of the fair values of those awards as determined at the date of grant. Moreover, we rely on third parties that supply us with information or help us perform certain calculations that we employ to estimate the fair value of share-based payments. If any of these parties do not perform as expected or make errors, we may inaccurately calculate actual or estimated compensation expense for share-based payments.

The authoritative guidance for share-based payment could also adversely impact our ability to provide accurate guidance on our future financial results as assumptions that are used to estimate the fair value of share-based payments are based on estimates and judgments that may differ from period to period. We may also be unable to accurately predict the amount and timing of the recognition of tax benefits associated with share-based payments as they are highly dependent on the exercise behavior of our employees and the price of our stock relative to the exercise price of each outstanding stock option.

For those reasons, among others, the authoritative guidance for share-based payment may create variability and uncertainty in the share-based compensation expense we will record in future periods, which could adversely impact our stock price and increase our expected stock price volatility as compared to prior periods.

Changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect our reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. The method in which we market and sell our products may have an impact on the manner in which we recognize revenue. In addition, changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. Additionally, changes to existing accounting rules or standards, such as the potential requirement that U.S. registrants prepare financial statements in accordance with International Financial Reporting Standards, may adversely impact our reported financial results and business, and may further require us to incur greater accounting fees.

Risks Related to Our Common Stock

Our stock price is highly volatile and investing in our stock involves a high degree of risk, which could result in substantial losses for investors.

Historically, the market price of our common stock, like the securities of many other medical products companies, fluctuates and could continue to be volatile in the future. Since January 1, 2011, the closing price of our common stock on the NASDAQ Global Market has been as high as $16.72 per share and as low as $6.91 per share.

The market price of our common stock is influenced by many factors that are beyond our control, including the following:

- securities analyst coverage or lack of coverage of our common stock or changes in their estimates of our financial performance;
- variations in quarterly operating results;
- future sales of our common stock by our stockholders;
- investor perception of us and our industry;
- announcements by us or our competitors of significant agreements, acquisitions or capital commitments;
- changes in market valuation or earnings of our competitors;
- general economic conditions;
- regulatory actions;
- legislation and political conditions; and
- terrorist acts.

Please also refer to the factors described above in this "Risk Factors" section. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated and disproportionate to the operating performance of companies in our industry. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Further, securities class action litigation has often been brought against companies that experience periods of volatility in the market prices of their securities. Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.

If our financial performance fails to meet the expectations of investors and public market analysts, the market price of our common stock could decline.

Our revenues and operating results may fluctuate significantly from quarter to quarter. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied on as an indication of our future performance. If quarterly revenues or operating results fall below the expectations of investors or public market analysts, the trading price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our operating results include:

- our inability to manufacture an adequate supply of product at appropriate quality levels and acceptable costs;
- possible delays in our research and development programs or in the completion of any clinical trials;
- a lack of acceptance of our products in the marketplace by physicians and patients;
- the inability of patients to receive reimbursements from third-party payors;
- failures to comply with regulatory requirements, which could lead to withdrawal of products from the market;
- our failure to continue the commercialization of any of our continuous glucose monitoring systems;
- inadequate financial and other resources; and
- global economic conditions.

The issuance of shares by us in the future or sales of shares by our stockholders may cause the market price of our common stock to drop significantly, even if our business is doing well.

This issuance of shares by us in the future or sales of shares by our stockholders may cause the market price of our common stock to decline, perhaps significantly, even if our business is doing well. The market price of our common stock could also decline if there is a perception that sales of our shares are likely to occur in the future. This might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Also, we may issue securities in connection with future financings and acquisitions, and those shares could dilute the holdings of other stockholders.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Anti-takeover effects of our rights agreement, charter documents and Delaware law could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

We have a stockholder rights agreement in place, under which our stockholders have special rights, in the form of additional voting and beneficial ownership, in the event that a person or group not approved by our Board of Directors were to acquire, or to announce the intention to acquire 15% or more of our outstanding shares. This plan is designed to have the effect of discouraging, delaying or rendering more difficult an acquisition of us that has not been approved by our Board of Directors.

In addition, there are provisions in our certificate of incorporation and bylaws, as well as provisions in the Delaware General Corporation Law, that may discourage, delay or prevent a change of control that might otherwise be beneficial to stockholders. For example:

- our Board of Directors may, without stockholder approval, issue shares of preferred stock with special voting or economic rights;
- our stockholders do not have cumulative voting rights and, therefore, each of our directors can only be elected by holders of a majority of our outstanding common stock;
- a special meeting of stockholders may only be called by a majority of our Board of Directors, the Chairman of our Board of Directors, or our Chief Executive Officer;
- our stockholders may not take action by written consent;
- our Board of Directors is divided into three classes, only one of which is elected each year; and
- we require advance notice for nominations for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We maintain our headquarters in San Diego, California in two leased facilities of approximately 102,844 square feet, which includes our laboratory, research and development, manufacturing and general administration functions. The lease for these facilities expires in 2016. We have the right to extend the term of this lease for one period of five years. During 2010, we also maintained a third facility in San Diego, California, which was located at our former headquarters. The lease for this facility expired in 2011. In February 2010, our facility was subject to a post-approval inspection by the FDA. After the close of the inspection, the FDA inspector issued a Form 483 identifying several inspectional observations. Subsequent to the inspection, we also received a warning letter from the FDA requiring us to file MDRs in accordance with the MDR regulations for complaints involving sensor wire fractures underneath a patient's skin. The warning letter also recommended that we add certain warnings and precautions statements to the labeling, patient education brochures, and our company website regarding the appropriate use of the SEVEN and SEVEN PLUS Systems, including that they are not approved for use in children under age 18, pregnant women, or persons on dialysis. In response to the warning letter and the Form 483 inspectional observations, we have taken corrective action to address the observations to achieve substantial compliance with the FDA regulatory requirements applicable to a commercial medical device manufacturer. In October 2010, we were subject to a follow-up site inspection by the FDA, and upon completion of that inspection, we were notified by the inspector that there were no Form 483 inspectional observations. We also received written notification dated November 1, 2010 from the FDA that we adequately addressed all issues cited in the warning letter. We believe that our existing facilities are adequate to meet our needs for the foreseeable future, and that suitable additional space will be available in the future on commercially reasonably terms as needed.

ITEM 3. LEGAL PROCEEDINGS

On August 11, 2005, Abbott Diabetes Care, Inc. ("Abbott") filed a patent infringement lawsuit against us in the United States District Court for the District of Delaware, seeking a declaratory judgment that our continuous glucose monitor infringes certain patents held by Abbott. In August 2005, we moved to dismiss these claims and filed requests for reexamination of the Abbott patents with the United States Patent and Trademark Office (the "Patent Office") and by March 2006, the Patent Office ordered reexamination of each of the four patents originally asserted against us in the litigation. On June 27, 2006, Abbott amended its complaint to include three additional patents owned or licensed by Abbott which are allegedly infringed by our continuous glucose monitor. On August 18, 2006, the court granted our motion to stay the lawsuit pending reexamination by the Patent Office of each of the four patents originally asserted by Abbott, and the court dismissed one significant infringement claim. In approving the stay, the court also granted our motion to strike, or disallow, Abbott's amended complaint in which Abbott had sought to add three additional patents to the litigation. Subsequent to the court's August 18, 2006 order striking Abbott's amended complaint, Abbott filed a separate action in the U.S. District Court for the District of Delaware alleging patent infringement of the three additional patents it had sought to include in the litigation discussed above. On September 7, 2006, we filed a motion to strike Abbott's new complaint on the grounds that it is redundant of claims Abbott already improperly attempted to inject into the original case, and because the original case is now stayed, Abbott must wait until the court lifts that stay before it can properly ask the court to consider these claims. Alternatively, we asked the court to consolidate the new case with the original case and thereby stay the entirety of the case pending conclusion of the reexamination proceedings in the Patent Office. In February 2007, the Patent Office ordered reexamination of each of the three patents cited in this new lawsuit. On September 30, 2007, the court granted our motion to consolidate the cases and stay the entirety of the case pending conclusion of the reexamination proceedings in the Patent Office relating to all seven patents asserted against us.

In connection with this litigation five of Abbott's seven patents that are the subject of the litigation have one or more associated reexamination requests in various stages at the Patent Office. Abbott has filed responses with the Patent Office seeking claim construction to differentiate certain claims from the prior art we have presented, seeking to amend certain claims to overcome the prior art we have presented, canceling claims and/or seeking to add new claims. Regarding the remaining two patents, Abbott has appealed the decisions of final rejection to the Federal Circuit, the cases have been consolidated and certain briefs have been filed by Abbott, the Patent Office and DexCom.

In addition, since 2008, Abbott has copied claims from certain of our applications, and stated that it may seek to provoke an interference with certain of our pending applications in the Patent Office. If interference is declared and Abbott prevails in the interference, we would lose certain patent rights to the subject matter defined in the interference. Also since 2008, Abbott has filed 32 reexamination requests seeking to invalidate 30 of our patents. Twelve of the 32 reexamination requests are in various stages at the Patent Office, and 20 have been issued a Certificate of Reexamination. We have filed responses with the Patent Office seeking claim construction to differentiate certain claims from the prior art presented in the reexaminations, seeking to amend certain claims to overcome the prior art presented in the reexaminations, canceling claims and/or seeking to add new claims. It is possible that the Patent Office may determine that some or all of the claims of our patents subject to the reexamination are invalid. Additionally, Abbott has filed an Opposition to three of our European patents.

Although it is our position that Abbott's assertions of infringement have no merit, and that the potential interference, reexamination requests and oppositions have no merit, neither the outcome of the litigation nor the amount and range of potential fees associated with the litigation, potential interference, reexamination requests or oppositions can be assessed, and as of December 31, 2011, no amounts have been accrued.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

DexCom's common stock is traded on the NASDAQ Global Select Market under the symbol "DXCM." As of February 21, 2012, there were approximately 81 stockholders of record, excluding stockholders whose shares were held in nominee or street name by brokers. We have not paid any cash dividends and do not currently have plans to do so in the foreseeable future.

The following table sets forth the high and low intraday sales price per share for DexCom's common stock for the periods indicated:

	High	Low
Year Ended December 31, 2011		
First Quarter	$16.06	$13.00
Second Quarter	$16.91	$12.90
Third Quarter	$15.77	$ 9.83
Fourth Quarter	$12.43	$ 6.75

	High	Low
Year Ended December 31, 2010		
First Quarter	$10.95	$ 8.21
Second Quarter	$12.02	$ 8.92
Third Quarter	$14.18	$10.68
Fourth Quarter	$14.47	$ 9.91

Neither we nor any affiliated purchaser repurchased any of our equity securities in fiscal year 2011.

ITEM 6. SELECTED FINANCIAL DATA

The consolidated statements of operations data for the years ended December 31, 2011, 2010, and 2009 and the consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The statements of operations data for the years ended December 31, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from our audited financial statements not included in this annual report. The following selected financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements and related notes to those statements included elsewhere in this annual report.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Product revenue	$ 65,910	$ 40,175	$ 18,036	$ 8,108	$ 4,627
Development grant and other revenue	10,356	8,456	11,657	1,730	0
Total revenue	76,266	48,631	29,693	9,838	4,627
Product cost of sales	36,628	26,104	18,216	13,383	12,736
Development and other cost of sales	3,794	4,084	7,816	1,984	0
Total cost of sales	40,422	30,188	26,032	15,367	12,736
Gross profit (deficit)	35,844	18,443	3,661	(5,529)	(8,109)
Operating expenses:					
Research and development	30,747	23,227	14,294	19,629	16,131
Selling, general and administrative	49,940	40,506	35,200	27,669	22,436
Total operating expenses	80,687	63,733	49,494	47,298	38,567
Operating loss	(44,843)	(45,290)	(45,833)	(52,827)	(46,676)
Other income	1	63	0	34	0
Interest income	107	95	354	1,220	3,782
Interest expense	(11)	(1,548)	(8,045)	(7,283)	(5,560)
Loss on debt extinguishment upon conversion of convertible debt	0	(8,490)	0	0	0
Net loss	$ (44,746)	$ (55,170)	$ (53,524)	$ (58,856)	$ (48,454)
Basic and diluted net loss per share attributable to common stockholders[1]	$ (0.68)	$ (0.97)	$ (1.21)	$ (2.00)	$ (1.71)
Shares used to compute basic and diluted net loss per share attributable to common stockholders[1]	65,564	56,881	44,347	29,487	28,313

	As of December 31,				
	2011	2010	2009	2008	2007
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and marketable securities	$ 81,911	$ 47,113	$ 28,016	$ 27,068	$ 64,323
Working capital	89,669	50,232	18,124	17,062	58,844
Total assets	120,475	77,164	46,948	43,882	76,388
Long term obligations	1,244	1,042	46,597	48,354	38,009
Total stockholders' equity (deficit)	104,490	60,993	(18,445)	(19,468)	29,932

(1) See Note 2 of the notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including the following Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that are based upon current expectations. These forward-looking statements fall within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "expect," "plan," "anticipate," "believe," "estimate," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. Forward-looking statements involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in our forward-looking statements as a result of many factors, including product performance, a lack of acceptance in the marketplace by physicians and patients, the inability to manufacture products in commercial quantities at an acceptable cost, possible delays in our research and development programs, the inability of patients to receive reimbursements from third-party payors, inadequate financial and other resources, global economic conditions, and the other risks set forth below under "Risk Factors" and elsewhere in this report. We assume no obligation to update any of the forward-looking statements after the date of this report or to conform these forward-looking statements to actual results.

Overview

We are a medical device company focused on the design, development and commercialization of continuous glucose monitoring systems for ambulatory use by people with diabetes and for use by healthcare providers in the hospital for the treatment of both diabetic and non-diabetic patients. The majority of our product revenue comes from sales of our SEVEN PLUS ambulatory continuous glucose monitoring system, which we began commercializing in the first quarter of 2009. We also have received CE Mark approval for the GlucoClear in-hospital system, and in partnership with Edwards, we initiated a very limited launch of the GlucoClear system in Europe in 2009.

From inception to 2006, we devoted substantially all of our resources to start-up activities, raising capital and research and development, including product design, testing, manufacturing and clinical trials. Since 2006, we have devoted considerable resources to the commercialization of our ambulatory continuous glucose monitoring systems, including the SEVEN PLUS, as well as the continued research and clinical development of our technology platform.

From inception through December 31, 2011, we generated $171.2 million of product and development grant and other (non-product) revenue, and we have incurred net losses in each year since our inception in May 1999. From inception through December 31, 2011, we had an accumulated deficit of $391.1 million. We expect our losses to continue as we proceed with our commercialization and research and development activities. We have financed our operations primarily through offerings of equity securities and convertible debt. In April 2005, we completed our initial public offering in which we sold 4,700,000 shares of common stock for net proceeds of $50.5 million. In March 2006, we entered into a Loan Agreement, which was subsequently amended in January 2008. In May 2006, we completed a follow-on public offering of 2,117,375 shares of our common stock for net proceeds of $47.0 million. In March 2007, we issued an aggregate principal amount of $60.0 million of 4.75% convertible senior notes due in 2027, all of which convertible senior notes have converted into shares of our common stock. In February 2009, we completed a follow-on public offering of 15,994,000 shares of our common stock for net proceeds of approximately $45.6 million. In January 2010, we completed a follow-on public offering of 4,025,000 shares of our common stock for net proceeds of approximately $33.0 million. In November 2010, we completed a follow-on public offering of 3,277,500 shares of our common stock for net proceeds of approximately $33.0 million. In May 2011, we completed a follow-on public offering of 4,700,000 shares of our common stock for net proceeds of approximately $71.2 million.

Financial Operations

Revenue

From inception through December 31, 2011, we generated $139.0 million in product revenue from the sale of our continuous glucose monitoring systems. We expect that revenues we generate from the sales of our products will fluctuate from quarter to quarter. During the first quarter of 2008, we entered into a joint development agreement with Animas under which we recognize development grant and other revenue received pursuant to that agreement ratably over the term of the development period. During the fourth quarter of 2008, we entered into a collaboration agreement with Edwards under which we recognize development grant and other revenue received pursuant to that agreement ratably over the term of the development period. During the fourth quarter of 2011, we entered into a development agreement with Roche under which we recognize development grant and other revenue received pursuant to that agreement ratably over the term of the development period. During the first quarter of 2012, we entered into a development agreement with Tandem under which we will recognize development grant and other revenue received pursuant to that agreement ratably over the term of the development period. We recognize development milestones associated with each agreement as revenue upon achievement of each milestone if the milestone is considered substantive. From inception through December 31, 2011, we recognized $32.2 million in development grant and other revenue, which includes milestones and services.

Cost of Sales

Product cost of sales includes direct labor and materials costs related to each product sold or produced, including assembly, test labor and scrap, as well as factory overhead supporting our manufacturing operations. Factory overhead includes facilities, material procurement and control, manufacturing engineering, quality assurance, supervision and management. These costs are primarily salary, fringe benefits, share-based compensation, facility expense, supplies and purchased services. The majority of our costs are currently fixed due to our relatively low production volumes compared to our potential capacity. All of our manufacturing costs are included in product cost of sales. Development and other cost of sales consists primarily of salaries, fringe, facilities, and supplies directly attributable to our development contracts.

Research and Development

Our research and development expenses primarily consist of engineering and research expenses related to our continuous glucose monitoring technology, clinical trials, regulatory expenses, quality assurance programs, materials and products for clinical trials. Research and development expenses are primarily related to employee compensation, including salary, fringe benefits, share-based compensation, and temporary employee expenses. We also incur significant expenses to operate our clinical trials including clinical site reimbursement, clinical trial product and associated travel expenses. Our research and development expenses also include fees for design services, contractors and development materials.

Selling, General and Administrative

Our selling, general and administrative expenses primarily consist of salary, fringe benefits and share-based compensation for our executive, financial, sales, marketing and administrative functions. Other significant expenses include trade show expenses, sales samples, insurance, professional fees for our outside legal counsel and independent auditors, litigation expenses and consulting expenses.

Results of Operations

Fiscal year ended December 31, 2011 Compared to December 31, 2010

Revenue, Cost of Sales and Gross Profit

Product revenues increased $25.7 million to $65.9 million for the twelve months ended December 31, 2011 compared to $40.2 million for the twelve months ended December 31, 2010 based primarily on increased sales volume of our durable systems and disposable sensors, and higher average per unit selling prices. Product cost of sales increased $10.5 million to $36.6 million for the twelve months ended December 31, 2011 compared to $26.1 million for the twelve months ended December 31, 2010. The increased product cost of sales associated with additional product sales was offset primarily by increased manufacturing absorption for the twelve months ended December 31, 2011 as compared to the same period in 2010. The product gross profit of $29.3 million for the twelve months ended December 31, 2011 increased $15.2 million compared to $14.1 million for the same period in 2010, primarily due to increased revenue and improved manufacturing absorption.

Development grant and other revenues increased $1.9 million to $10.4 million for the twelve months ended December 31, 2011 compared to $8.5 million for the twelve months ended December 31, 2010. Development and other cost of sales decreased $0.3 million to $3.8 million for the twelve months ended December 31, 2011 compared to $4.1 million for the twelve months ended December 31, 2010. The increase in development grant and other revenues during the twelve months ended December 31, 2011 was due to additional services performed and the $4.0 million milestone payment received from Animas for CE Mark approval, and was partially offset by extended development and regulatory review timelines under our collaboration arrangements with Edwards and Animas. The decrease in costs associated with development was primarily due to fewer development obligations during the year with respect to our collaboration arrangements.

Research and Development. Research and development expense increased $7.5 million to $30.7 million for the twelve months ended December 31, 2011, compared to $23.2 million for the twelve months ended December 31, 2010. The increase in research and development expense was primarily due to increased development efforts for our future generation ambulatory products and by decreased activity with respect to our development and collaboration agreements. Major elements of increased research and development costs include $2.1 million in additional consulting costs, $1.8 million in additional salaries, bonus, and payroll related costs, and $1.7 million in additional share-based compensation.

Selling, General and Administrative. Selling, general and administrative expense increased $9.4 million to $49.9 million for the twelve months ended December 31, 2011, compared to $40.5 million for the twelve months ended December 31, 2010. The increase was primarily due to higher selling, customer operations, and information technology costs to support revenue growth and the continued commercialization of our products. Major elements of increased selling, general, and administrative expenses include $4.6 million in higher salaries, bonus, and payroll related costs, $1.5 million in higher share-based compensation, and $1.0 million in higher facility costs.

Interest Income. Interest income increased $12,000 to $0.1 million for the twelve months ended December 31, 2011, compared to $0.1 million for the twelve months ended December 31, 2010. The increase in interest income was primarily due to higher average interest bearing cash and marketable securities balances offset by lower yields earned on those balances during the twelve months ended December 31, 2011 as compared to the same period of 2010.

Interest Expense. Interest expense decreased $1.5 million to $11,000 for the twelve months ended December 31, 2011, compared to $1.5 million for the twelve months ended December 31, 2010. The decrease in interest expense was primarily due to the conversion of all of the outstanding convertible notes in 2010.

Fiscal year ended December 31, 2010 Compared to December 31, 2009

Revenue, Cost of Sales and Gross Profit

Product revenues increased $22.1 million to $40.2 million for the twelve months ended December 31, 2010 compared to $18.0 million for the twelve months ended December 31, 2009 based primarily on increased sales volume of our durable systems and disposable sensors, and higher average per unit selling prices. Product cost of sales increased $7.9 million to $26.1 million for the twelve months ended December 31, 2010 compared to $18.2

million for the twelve months ended December 31, 2009. The increased product cost of sales associated with additional product sales was offset primarily by increased manufacturing absorption for the twelve months ended December 31, 2010 as compared to the same period in 2009. The product gross profit of $14.1 million for the twelve months ended December 31, 2010 increased $14.3 million compared to a loss of $0.2 million for the same period in 2009, primarily due to increased revenue and improved direct labor utilization. During the twelve months ended December 31, 2010, we increased overall inventory levels to meet sales forecast requirements and in anticipation of Flextronics' relocation of its production site from California to China. Flextronics, which manufactures our ambulatory hardware components, relocated its production lines during the first calendar quarter of 2011. The increase in our inventory levels resulted in additional absorption of manufacturing costs and a corresponding nominal improvement in product gross margin.

Development grant and other revenues decreased $3.2 million to $8.5 million for the twelve months ended December 31, 2010 compared to $11.7 million for the twelve months ended December 31, 2009. Development and other cost of sales decreased $3.7 million to $4.1 million for the twelve months ended December 31, 2010 compared to $7.8 million for the twelve months ended December 31, 2009. The decrease in development grant and other revenues during the twelve months ended December 31, 2010 was based on longer than expected development and regulatory review timelines under our collaboration arrangements with Edwards and Animas. The decrease in costs associated with development was primarily due to fewer development obligations during the year with respect to our collaboration arrangements.

Research and Development. Research and development expense increased $8.9 million to $23.2 million for the twelve months ended December 31, 2010, compared to $14.3 million for the twelve months ended December 31, 2009. The increase in research and development expense was primarily due to increased development efforts for our future generation ambulatory products and by decreased activity with respect to our development and collaboration agreements. Major elements of increased research and development costs include $4.4 million in additional salaries, bonus, and payroll related costs, $1.2 million in additional share-based compensation, and $0.8 million in additional facilities costs.

Selling, General and Administrative. Selling, general and administrative expense increased $5.3 million to $40.5 million for the twelve months ended December 31, 2010, compared to $35.2 million for the twelve months ended December 31, 2009. The increase was primarily due to higher selling, information technology, and international development costs to support revenue growth and the continued commercialization of our products. Major elements of increased selling, general, and administrative expenses include $4.0 million in higher salaries, bonus, and payroll related costs, $0.6 million in higher depreciation expense, and $0.4 million in higher commissions.

Interest Income. Interest income decreased $0.3 million to $0.1 million for the twelve months ended December 31, 2010, compared to $0.4 million for the twelve months ended December 31, 2009. The decrease in interest income was primarily due to lower average interest bearing cash and marketable securities balances and lower yields earned on those balances during the twelve months ended December 31, 2010 as compared to the same period of 2009.

Interest Expense. Interest expense decreased $6.5 million to $1.5 million for the twelve months ended December 31, 2010, compared to $8.0 million for the twelve months ended December 31, 2009. The decrease in interest expense was primarily due to lower non-cash interest expense relating to the accretion of the debt discount for the 4.75% senior convertible notes (the "Notes") issued in March 2007, and lower coupon interest expense relating to the Notes outstanding as a result of the conversions of the Notes that occurred during the twelve months ended December 31, 2010.

Loss on Debt Extinguishment upon Conversion of Convertible Debt

For the twelve months ended December 31, 2010, we completed exchanges with prior holders of our issued and outstanding Notes, under which we issued an aggregate of approximately 7.9 million shares of our common stock, par value $0.001 per share, in exchange for $60.0 million in aggregate principal amount of the Notes previously held by the exchanging holders. We incurred a loss on the extinguishment of the Notes in the amount of $8.5 million for the twelve months ended December 31, 2010, which includes the difference between the carrying value and the fair value of the Notes on the conversion date, other consideration given to note holders to induce early conversion and transaction costs incurred with third parties, other than the investors, to settle the conversion of the Notes.

Liquidity and Capital Resources

We are in the early commercialization stage and have incurred losses since our inception in May 1999. As of December 31, 2011, we had an accumulated deficit of $391.1 million and had working capital of $89.7 million. Our cash, cash equivalents and short-term marketable securities totaled $81.9 million, excluding $0.9 million in restricted cash. We have funded our operations primarily from the sale of equity and debt securities and our bank line. In January 2010, we completed a follow-on public offering of 4,025,000 shares of our common stock for net proceeds of approximately $33.0 million. In November 2010, we completed a follow-on public offering of 3,277,500 shares of our common stock for net proceeds of approximately $33.0 million. In May 2011, we completed a follow-on public offering of 4,700,000 shares of our common stock for net proceeds of approximately $71.2 million.

Net Cash Used in Operating Activities. Net cash used in operating activities decreased $12.6 million to $30.1 million for the twelve months ended December 31, 2011, compared to $42.7 million for the same period in 2010. The decrease in cash used in operating activities was primarily due to $10.4 million in lower net loss and $6.2 million in lower changes in operating assets and liabilities, offset by $4.1 million in lower non-cash charges primarily comprised of loss on the extinguishment of debt upon conversion of our Notes.

Net Cash Used in Investing Activities. Net cash used in investing activities was $46.4 million for the twelve months ended December 31, 2011, compared to $25.6 million for the same period of 2010. The increase in cash used in investing activities was primarily due to $29.2 million increase in cash used to purchase available-for-sale marketable securities offset by $9.6 million increase in proceeds from the maturity of available-for-sale marketable securities for the twelve months ended December 31, 2011 as compared to the same period in 2010. For the twelve months ended December 31, 2011, we invested $8.0 million in equipment to support manufacturing improvements compared to $6.9 million during the same period in 2010.

Net Cash Provided by Financing Activities. Net cash provided by financing activities increased $4.5 million to $74.2 million for the twelve months ended December 31, 2011, compared to $69.6 million for the same period of 2010. The increase was primarily due to the approximately $71.2 million in net proceeds generated by the sale of common stock in the follow on public offering completed in May 2011 for the twelve months ending December 31, 2011 compared to approximately $66.0 million in the same period of 2010.

Operating Capital and Capital Expenditure Requirements

We anticipate that we will continue to incur net losses for the foreseeable future as we incur expenses to continue to expand the commercialization of our approved products, develop additional continuous glucose monitoring products, and expand our marketing, manufacturing and corporate infrastructure.

We believe that our cash, cash equivalents, short-term marketable securities balances, and projected cash contributions from existing partnership arrangements will be sufficient to meet our anticipated cash requirements with respect to the continued scale-up of our commercialization activities, research and development activities, including clinical trials, the expansion of our marketing, manufacturing and corporate infrastructure, and to meet our other anticipated cash needs through at least December 31, 2012. If our available cash, cash equivalents and short-term marketable securities are insufficient to satisfy our liquidity requirements, or if we develop additional products, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. Additionally, there can be no assurance that we will be successful in obtaining additional cash contributions from future partnership arrangements. Our ability to transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support our cost structure. If events or circumstances occur such that we do not meet our operating plan as expected, or if we are unable to obtain additional financing, we may be required to reduce planned increases in compensation related expenses or other operating expenses related to research, development, and commercialization activities, which could have an adverse impact on our ability to achieve our intended business objectives.

Because of the numerous risks and uncertainties associated with the development of continuous glucose monitoring technologies, we are unable to estimate the exact amounts of capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

- the revenue generated by sales of our approved products and other future products;
- the expenses we incur in manufacturing, developing, selling and marketing our products;
- the quality levels of our products and services;
- the third party reimbursement of our products for our customers;
- our ability to efficiently scale our manufacturing operations to meet demand for our current and any future products;
- the costs, timing and risks of delays of additional regulatory approvals;
- the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, including, but not limited to, defending the patent infringement lawsuit filed against us by Abbott;
- the rate of progress and cost of our clinical trials and other development activities;
- the success of our research and development efforts;
- the emergence of competing or complementary technological developments;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish; and
- the acquisition of businesses, products and technologies.

On February 21, 2012, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire the stock of SweetSpot Diabetes Care, Inc. ("SweetSpot"). SweetSpot is a healthcare-focused information technology company with a platform for uploading and processing data from diabetes devices to advance the treatment of diabetes. SweetSpot specializes in turning raw output from patient devices into information for healthcare providers, patients and researchers. Through our planned acquisition of Sweetspot, we will have a software platform that enables our patients to aggregate and analyze data from numerous diabetes devices and share it with their healthcare providers. The acquisition could increase our cost structure or divert management's attention more than anticipated.

Contractual Obligations

On January 31, 2008, we amended our bank equipment loan to enable us to draw an additional $3.0 million. Beginning April 2008, this additional amount requires monthly amortized payments through the maturity date of July 2011. As of December 31, 2011, there were no outstanding amounts due on this bank equipment loan.

In April 2006, we entered into an office lease agreement for approximately 66,400 square feet of additional facilities located in San Diego, California. In connection with the lease, we entered into a $664,000 letter of credit to secure future payments under the lease and paid a security deposit in the amount of $89,640 in April 2006. In August 2010, we entered into a First Amendment to Office Lease (the "Lease Amendment") with respect to facilities in the buildings at 6340 Sequence Drive and 6310 Sequence Drive, each in San Diego, California (the "Buildings"). Under the Lease Amendment, we have leased approximately 102,844 square feet of space in the Buildings, and retain the right and obligation to lease an additional 25,971 square feet in the

Buildings. The lease term for the Buildings extends through November 2016 and we have a five-year option to renew the lease upon the expiration of the initial term. Excluding real estate taxes and operating costs, we are required to make total future monthly payments for all of our real estate obligations for the period from January 2012 through November 2016 totaling $12.4 million.

We are party to various purchase arrangements related to components used in production and research and development activities. As of December 31, 2011, we had purchase commitments with certain vendors totaling approximately $7.1 million due within one year. There are no material purchase commitments due beyond one year.

The following table summarizes our outstanding contractual obligations as of December 31, 2011 and the effect those obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	12,395	2,121	7,763	2,511	0
Purchase commitments	7,074	7,074	0	0	0
Total	$19,469	$9,195	$7,763	$2,511	$0

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet activities.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included in our annual report on Form 10-K, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

We sell durable systems and disposable units through a direct sales force in the United States as well as through distribution arrangements in the United States, Israel and in portions of Europe. Components are individually priced and can be purchased separately or together. The SEVEN PLUS durable system includes a transmitter, a receiver, a power cord, data management software and a USB cable. Disposable sensors for use with the SEVEN PLUS system are sold separately in packages of four. The initial SEVEN PLUS durable system price is not dependent upon the purchase of any amount of disposable sensors.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Revenue on product sales is generally recognized upon shipment, which is when title and the risk of loss have been transferred to the customer and there are no other post-shipment obligations. With respect to customers who directly pay for the products, the products are generally paid for at the time of shipment using a customer's credit card and do not include customer acceptance provisions. We recognize revenue from contracted insurance payors based on the contracted rate. For non-contracted insurance payors, we obtain a prior authorization from the payor and recognize revenue based on the agreed upon price, estimated collectible amount and historical experience. We also receive a prescription or statement of medical necessity and, for insurance reimbursement customers, an assignment of benefits prior to shipment.

We provide a "30-day money back guarantee" program whereby customers who purchase the SEVEN PLUS durable system and a package of four disposable sensors may return the SEVEN PLUS durable system for any reason within thirty days of purchase and receive a full refund of their purchase price. At December 31, 2011, we maintained a reserve balance of $32,000 relating to this program. We accrue for estimated returns and/or refunds by reducing revenues and establishing a liability account at the time of shipment based on historical experience.

We have entered into a distribution agreement with Edgepark, as amended on March 29, 2011, as well as agreements with other distributors that allow the distributors to sell our durable systems and disposable units. Revenue on product sales to distributors is generally recognized at the time of shipment, which is when title and risk of loss have been transferred to the distributor and there are no other post-shipment obligations. Revenue is recognized based on contracted prices and invoices are either paid by check following the issuance of a purchase order or letter of credit, or they are paid by wire at the time of placing the order. Terms of distributor orders are generally Freight on Board ("FOB") shipping point (Free Carrier ("FCA") shipping point for international orders). Distributors do not have rights of return per their distribution agreement outside of our standard warranty. We accrue for estimated returns, refunds and rebates by reducing revenues and establishing a liability account at the time of shipment based on historical experience. Our distributors typically have a limited time frame to notify us of any missing, damaged, defective or non-conforming products. For any such products, we shall either, at our option, replace the portion of defective or non-conforming product at no additional cost to the distributor or cancel the order and refund any portion of the price paid to us at that time for the sale in question. We have no intention of refunding or unwinding a prior sale and view any potential product non-conformity solely as a warranty issue.

We shipped product directly to certain distributors' customers and recognized $14.5 million and $12.8 million in revenue, which represents 19% and 26% of our total revenues for the twelve months ended December 31, 2011 and 2010, respectively. With respect to other distributors which stock inventory of our product and fulfill orders from their inventory, we shipped product to these distributors and recognized $17.7 million and $4.7 million in revenue from these arrangements, which represents 23% and 10% of our total revenues for the twelve months ended December 31, 2011 and 2010, respectively. We monitor shipments to, and on-hand inventory levels of, these distributors, and at December 31, 2011 these distributors had limited amounts of our product in their inventory.

One of our distributors, Edgepark, accounted for $15.5 million and $9.6 million in revenue, which represents 20% of our total revenues for each of the twelve months ended December 31, 2011 and 2010, respectively.

During 2008, 2011 and 2012, we entered into collaborative license and development arrangements with strategic partners for the development and commercialization of products utilizing our technologies. The terms of these agreements obligate us to multiple deliverables (for example, license rights, provision of research and development services, and manufacture of clinical materials) in exchange for our right to receive various forms of consideration including non-refundable license fees, funding of research and development activities, payments based upon achievement of development milestones and royalties in the form of a designated percentage of product sales or profits. With the exception of royalties, these types of consideration are classified as development grant and other revenue in our consolidated statements of operations and are generally recognized over the service period except for substantive milestone payments, which are generally recognized when the milestone is achieved. In determining whether each milestone is substantive, we considered whether the consideration earned by achieving the milestone should (i) be commensurate with either (a) our performance to achieve the milestone or (b) the enhancement of value of the item delivered as a result of a specific outcome resulting from our performance to achieve the milestone, (ii) relate solely to past performance and (iii) be reasonable relative to all deliverables and payment terms in the arrangement. We recognize royalties in the period in which we obtain the royalty report, which is necessary to determine the amount of royalties we are entitled to receive.

Non-refundable license fees are recognized as revenue when we have a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and we have no further performance obligations under the license agreement. Multiple element arrangements, such as license, development and other multiple element service arrangements, are analyzed to determine how the arrangement consideration should be allocated among the separate units of accounting, or whether they must be accounted for as a single unit of accounting.

For transactions containing multiple element arrangements entered into or materially modified after January 1, 2010, we consider deliverables as separate units of accounting and recognize deliverables as revenue upon delivery only if (i) the deliverable has stand-alone value and (ii) if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is probable and substantially controlled by us. We allocate consideration to the separate units of accounting using the relative selling price method, in which allocation of consideration is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE"), or if VSOE or TPE is not available, management's best estimate of a stand-alone selling price for elements.

For transactions containing multiple element arrangements entered into prior to January 1, 2010, we considered deliverables as separate units of accounting and recognized deliverables as revenue upon delivery only if (i) the deliverable had stand-alone value, (ii) if the arrangement included a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) was probable and substantially controlled by us, and (iii) the fair value of the undelivered performance obligations could be determined. In those instances when objective and reliable evidence of fair value existed for the undelivered items but not for the delivered items, the residual method was used to allocate the arrangement consideration. Under the residual method, the amount of arrangement consideration allocated to the delivered items equaled the total arrangement consideration less the aggregate fair value of the undelivered items. If we were unable to establish stand-alone value for delivered items or when fair value of undelivered items had not been established, revenue was deferred until all elements were delivered and services had been performed, or until fair value could objectively be determined for any remaining undelivered elements.

We use judgment in estimating the value allocable to the deliverables in an agreement. These deliverables typically include product revenues or development grant and other revenue based on our estimate of the fair value or relative selling price attributable to the related deliverables. For arrangements that are accounted for as a single unit of accounting, total payments under the arrangement are recognized as revenue on a straight-line basis over the period we expect to complete our performance obligations. We review the estimated period of our performance obligations on a periodic basis and update the recognition period as appropriate. The cumulative amount of revenue earned is limited to the cumulative amount of payments received as of the period ending date.

If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential, then revenue is deferred until we can reasonably estimate when the performance obligation ceases or becomes inconsequential. Revenue is then recognized over the remaining estimated period of performance. Deferred revenue amounts are classified as current liabilities to the extent that revenue is expected to be recognized within one year.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement.

During the first quarter of 2008, we entered into a development agreement with Animas, as amended on January 12, 2009, July 30, 2009 and June 7, 2011, which provided us with a development grant. During the fourth quarter of 2008, we entered into a collaboration agreement with Edwards, as amended on May 5, 2009, which provided us with a development grant. During the fourth quarter of 2011, we entered into a development agreement with Roche which provided us with a development milestone. During the first quarter of 2012, we entered into a development agreement with Tandem which provided us with a development milestone. We recognized $10.4 million in development grant and other revenue for the twelve months ended December 31, 2011, respectively. As of December 31, 2011, we had $1.9 million in deferred revenue relating to our development and other agreements.

Share-Based Compensation

We measure and recognize compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants including employee stock options, restricted stock, restricted stock units and employee stock purchases related to the Employee Stock Purchase Plan based on estimated fair values. Share-based compensation expense for the years ended December 31, 2011, 2010 and 2009 was $13.5 million, $9.4 million, and $8.4 million, respectively. As of December 31, 2011, there was $26.1 million of unrecognized compensation cost related to unvested options, restricted stock and restricted stock units that is expected to be recognized as a component of our operating expenses through 2015. Compensation costs will be adjusted for future changes in estimated forfeitures.

We estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods as share-based compensation expense using the straight-line single option method in our consolidated statement of operations. We utilize the Black-Scholes option-pricing model as our method of valuation for stock options granted and we use the grant date fair value of our common stock for valuing restricted stock unit awards. Our determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, the existing valuation models may not provide an accurate measure of the fair value of the our employee stock options. Although the fair value of employee stock options is determined using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/ willing seller market transaction.

Inventory

Inventories are valued at the lower of cost or market value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolete and potential scrapped inventories. We estimate excess and obsolete inventories by identifying the amount of on hand and on order materials and comparing those to expected future sales for the next twelve months, taking into account clinical trial and development usage along with new product introductions on a part-by-part basis. Once written down the adjustments are considered permanent and are not reversed until the related inventory is sold or disposed. We utilize a standard cost system to track inventories on a part-by-part basis that approximates first in, first out. If necessary, adjustments are made to the standard materials, standard labor and standard overhead costs to approximate actual labor and actual overhead costs. The labor and overhead elements of our inventory are based on full utilization of our manufacturing capacity.

Clinical Trial Accounting

We record accruals for estimated clinical study expenses, comprising payments for work performed by contract research organizations, physicians and participating hospitals. These expenses can be a significant component of research and development expenses. We accrue expenses for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Expenses for setting up clinical trial sites and study initiation are accrued immediately. Clinical expenses related to patient enrollment and ongoing monitoring are accrued as the trials progress.

Warranty Accrual

We accrue for estimated warranty costs at the time of shipment. We estimate warranty accruals by analyzing the timing, cost and amount of returned product. We evaluate assumptions and historical warranty experience on at least a quarterly basis to determine the continued appropriateness of such assumptions.

Bonus Accrual

For the 2011 bonus plan, the Compensation Committee authorized an amount of up to 100% of salary and wages for non sales employees to be awarded from the pool based on the weighted average achievement measured against certain objectives. As various targets were met, we incurred $3.3 million in bonus compensation for the year ended December 31, 2011.

Foreign Currency

The consolidated financial statements of our non-U.S. subsidiary, whose functional currency is the Swedish Krona, are translated into U.S. dollars for financial reporting purposes. Assets and liabilities are translated at period-end exchange rates, and revenue and expense transactions are translated at average exchange rates for the period. Cumulative translation adjustments are recognized as part of comprehensive income and are included in accumulated other comprehensive income in the consolidated balance sheet. Gains and losses on transactions denominated in other than the functional currency are reflected in operations.

Income Taxes

In July 2006, the FASB issued authoritative guidance for accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, the authoritative guidance provides detail on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of the authoritative guidance.

We file income tax returns in the United States and in various state jurisdictions with varying statutes of limitations. Due to net operating losses incurred, our income tax returns from inception to date are subject to examination by taxing authorities. Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. As of December 31, 2011, we had no interest or penalties accrued for uncertain tax positions.

Short-Term Marketable Securities

We have classified our short-term investments as "available-for-sale" and carry them at fair value with unrealized gains and losses, if any, reported as a separate component of stockholders' equity and included in comprehensive loss. Realized gains and losses are calculated on the specific identification method and recorded as interest income. We do not intend to sell the investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost bases, which may be maturity.

Fair Value Measurements

The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value and include the following:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We base the fair value of our Level 1 financial instruments that are in active markets using quoted market prices for identical instruments. Our Level 1 financial instruments include money market funds and certificates of deposit.

We obtain the fair value of our Level 2 financial instruments, which are not in active markets, from a primary professional pricing source using quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Fair value obtained from this professional pricing source can also be based on pricing models whereby all significant observable inputs, including maturity dates, issue dates, settlement date, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers or other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset.

We validate the quoted market prices provided by our primary pricing service by comparing the fair values of our Level 2 investment portfolio balance provided by our primary pricing service against the fair values of our Level 2 investment portfolio balance provided by our investment managers.

We did not own any Level 3 financial assets or liabilities as of December 31, 2011 or 2010.

The book values of cash equivalents, short-term marketable securities, accounts receivable and accounts payable approximate their respective fair values due to the short-term nature of these instruments.

Recent Accounting Pronouncements

In April 2010, the FASB reached a consensus on the Milestone Method of Revenue Recognition which provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon the achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The updated guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010, with early adoption permitted. We adopted the provisions of the guidance as of January 1, 2011 on a prospective basis. The prospective application had no impact on our consolidated financial statements for the twelve months ended December 31, 2011.

In June 2011, the FASB issued authoritative guidance for the Presentation of Comprehensive Income. The issuance of the guidance is intended to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance supersedes the presentation options in previous guidance and facilitates convergence of U.S. GAAP and IFRS by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requiring that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective on a retrospective basis for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. We do not believe the adoption of the guidance in the first quarter of 2012 will have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued authoritative guidance for the Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report 2 reclassifications out of accumulated other comprehensive income consistent with the presentation requirements previously in effect. This guidance is not expected to have a significant impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including money market funds, U.S. Treasury debt and corporate debt securities. Due to the short-term nature of our investments, we believe that we have no material exposure to interest rate risk.

Foreign Currency Risk

To date we have recorded no product sales in other than U.S. dollars. We have only limited business transactions in foreign currencies. We do not currently engage in hedging or similar transactions to reduce our foreign currency risks. We believe we have no material exposure to risk from changes in foreign currency exchange rates at this time. We will continue to monitor and evaluate our internal processes relating to foreign currency exchange, including the potential use of hedging strategies.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The information required is set forth under "Report of Independent Registered Public Accounting Firm," "Consolidated Balance Sheets," "Consolidated Statements of Operations," "Consolidated Statements of Stockholders' Equity (Deficit)," "Consolidated Statements of Cash Flows" and "Notes to Consolidated Financial Statements" on pages F-2 to F-28 of this annual report.

DEXCOM, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DexCom, Inc.

We have audited the accompanying consolidated balance sheets of DexCom, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DexCom, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DexCom, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
February 23, 2012

DEXCOM, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands—except par value data)

	As of December 31,	
	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 2,553	$ 4,889
Short-term marketable securities, available-for-sale	79,358	42,224
Accounts receivable, net	12,547	6,671
Inventory	8,171	8,112
Restricted cash	0	775
Prepaid and other current assets	1,781	2,690
Total current assets	104,410	65,361
Property and equipment, net	15,019	10,763
Restricted cash	939	939
Other assets	107	101
Total assets	$ 120,475	$ 77,164
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 6,346	$ 5,350
Accrued payroll and related expenses	6,804	5,730
Current portion of long-term debt	0	525
Current portion of deferred revenue	1,591	3,524
Total current liabilities	14,741	15,129
Other liabilities	963	1,042
Long-term portion of deferred revenue	281	0
Total liabilities	15,985	16,171
Commitments and contingencies (Note 4)		
Stockholders' equity:		
Preferred stock, $0.001 par value per share, 5,000 shares authorized; no shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively.	0	0
Common stock, $0.001 par value per share, 100,000 authorized; 67,833 and 67,549 shares issued and outstanding, respectively, at December 31, 2011, and 62,360 and 62,078 shares issued and outstanding, respectively, at December 31, 2010	68	62
Additional paid-in capital	495,626	407,375
Accumulated other comprehensive loss	(80)	(66)
Accumulated deficit	(391,124)	(346,378)
Total stockholders' equity	104,490	60,993
Total liabilities and stockholders' equity	$ 120,475	$ 77,164

See accompanying notes.

DEXCOM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands—except per share data)

	Years Ended December 31,		
	2011	2010	2009
Product revenue	$ 65,910	$ 40,175	$ 18,036
Development grant and other revenue	10,356	8,456	11,657
Total revenue	76,266	48,631	29,693
Product cost of sales	36,628	26,104	18,216
Development and other cost of sales	3,794	4,084	7,816
Total cost of sales	40,422	30,188	26,032
Gross profit	35,844	18,443	3,661
Operating expenses			
Research and development	30,747	23,227	14,294
Selling, general and administrative	49,940	40,506	35,200
Total operating expenses	80,687	63,733	49,494
Operating loss	(44,843)	(45,290)	(45,833)
Other income	1	63	0
Interest income	107	95	354
Interest expense	(11)	(1,548)	(8,045)
Loss on debt extinguishment upon conversion of convertible debt	0	(8,490)	0
Net loss	$(44,746)	$(55,170)	$(53,524)
Basic and diluted net loss per share attributable to common stockholders	$ (0.68)	$ (0.97)	$ (1.21)
Shares used to compute basic and diluted net loss per share attributable to common stockholders	65,564	56,881	44,347

See accompanying notes.

DEXCOM, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands—except per share data)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount				
Balance at December 31, 2008	29,824	$30	$218,136	$ 50	$(237,684)	$ (19,468)
Issuance of stock in follow-on offering in February 2009 at $2.88 per share for cash, net of offering costs of $2,409	15,994	16	45,633	0	0	45,649
Issuance of common stock under equity incentive plans	34	0	120	0	0	120
Issuance of common stock for Employee Stock Purchase Plan	193	0	541	0	0	541
Share-based compensation for employee stock options and award grants	0	0	8,300	0	0	8,300
Comprehensive loss:	0	0	0	0	0	0
Unrealized loss on available-for-sale investment securities	0	0	0	(54)	0	(54)
Foreign currency translation adjustments	0	0	0	(9)	0	(9)
Net loss	0	0	0	0	(53,524)	(53,524)
Comprehensive loss	0	0	0	0	0	(53,587)
Balance at December 31, 2009	46,045	46	272,730	(13)	(291,208)	(18,445)
Issuance of stock in follow-on offering in January 2010 at $8.30 per share for cash, net of offering costs of $416	4,025	4	32,988	0	0	32,992
Issuance of stock in follow-on offering in November 2010 at $10.13 per share for cash, net of offering costs of $207	3,278	3	32,987	0	0	32,990
Issuance of stock upon conversion of convertible debt	7,929	8	54,640	0	0	54,648
Issuance of common stock under equity incentive plans	594	1	3,643	0	0	3,644
Issuance of common stock for Employee Stock Purchase Plan	207	0	920	0	0	920
Share-based compensation for employee stock options and award grants	0	0	9,467	0	0	9,467
Comprehensive loss:						
Unrealized loss on available-for-sale investment securities	0	0	0	(5)	0	(5)
Foreign currency translation adjustments	0	0	0	(48)	0	(48)
Net loss	0	0	0	0	(55,170)	(55,170)
Comprehensive loss	0	0	0	0	0	(55,223)
Balance at December 31, 2010	62,078	62	407,375	(66)	(346,378)	60,993
Issuance of stock in follow-on offering in May 2011 at $15.19 per share for cash, net of offering costs of $224	4,700	5	71,165	0	0	71,170
Issuance of common stock under equity incentive plans	639	1	2,263	0	0	2,264
Issuance of common stock for Employee Stock Purchase Plan	132	0	1,275	0	0	1,275
Share-based compensation for employee stock options and award grants	0	0	13,548	0	0	13,548
Comprehensive loss:						
Unrealized gain on available-for-sale investment securities	0	0	0	9	0	9
Foreign currency translation adjustments	0	0	0	(23)	0	(23)
Net loss	0	0	0	0	(44,746)	(44,746)
Comprehensive loss	0	0	0	0	0	(44,760)
Balance at December 31, 2011	67,549	$68	$495,626	$(80)	$(391,124)	$104,490

See accompanying notes.

DEXCOM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2011	2010	2009
Operating activities			
Net loss	$ (44,746)	$(55,170)	$(53,524)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	3,759	2,437	2,373
Share-based compensation	13,513	9,441	8,366
Non-cash restructuring charge	0	0	(362)
Accretion and amortization related to investments, net	909	721	891
Accretion of non-cash interest expense related to convertible notes	0	1,059	4,861
Loss on debt extinguishment upon conversion of convertible debt	0	8,490	0
Amortization of debt issuance costs	0	36	246
Loss on disposal of equipment	22	101	0
Changes in operating assets and liabilities:			
Accounts receivable	(5,876)	(3,181)	(2,372)
Inventory	(59)	(5,471)	(195)
Prepaid and other assets	1,238	1,288	(1,004)
Restricted cash	775	700	1,856
Accounts payable and accrued liabilities	996	(432)	1,508
Accrued payroll and related expenses	1,074	1,324	2,291
Deferred revenue	(1,652)	(4,221)	(4,275)
Deferred rent and other liabilities	(79)	202	(49)
Net cash used in operating activities	(30,126)	(42,676)	(39,389)
Investing activities			
Purchase of available-for-sale marketable securities	(102,655)	(73,447)	(65,270)
Proceeds from the maturity of available-for-sale marketable securities	64,286	54,691	53,856
Purchase of property and equipment	(8,006)	(6,860)	(2,992)
Proceeds from the sale of equipment	4	6	302
Net cash used in investing activities	(46,371)	(25,610)	(14,104)
Financing activities			
Net proceeds from issuance of common stock	74,709	70,546	46,310
Repayment of equipment loan	(525)	(900)	(1,931)
Net cash provided by financing activities	74,184	69,646	44,379
Effect of exchange rate changes on cash and cash equivalents	(23)	(48)	(9)
Increase (decrease) in cash and cash equivalents	(2,336)	1,312	(9,123)
Cash and cash equivalents, beginning of year	4,889	3,577	12,700
Cash and cash equivalents, ending of year	$ 2,553	$ 4,889	$ 3,577
Non-cash investing and financing transactions:			
Unrealized gain (loss) on marketable securities	$ 9	$ (5)	$ (54)
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 6	$ 357	$ 2,932
Non-cash investing and financing transactions:			
Conversion of convertible notes to common stock	$ 0	$ 46,270	$ 0

See accompanying notes.

DEXCOM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

1. Organization and Summary of Significant Accounting Policies

Organization and Business

DexCom, Inc. is a medical device company focused on the design, development and commercialization of continuous glucose monitoring systems for ambulatory use by people with diabetes and by healthcare providers in the hospital for the treatment of both diabetic and non-diabetic patients. Unless the context requires otherwise, the terms "we," "us," "our," the "company," or "DexCom" refer to DexCom, Inc. and its subsidiary.

Basis of Presentation

We have incurred operating losses since our inception and have an accumulated deficit of $391.1 million at December 31, 2011. As of December 31, 2011, we had available cash, cash equivalents and short-term investments totaling $81.9 million, excluding $0.9 million of restricted cash, and we had working capital of $89.7 million. Our ability to transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support our cost structure. If events or circumstances occur such that we do not meet our operating plan as expected, we may be required to reduce planned increases in compensation related expenses or other operating expenses which could have an adverse impact on our ability to achieve our intended business objectives. We believe our working capital resources will be sufficient to fund our operations through at least December 31, 2012.

Reclassification

Restricted cash in the amount of $0.7 million as of December 31, 2010 has been reclassified from short-term restricted cash to long-term restricted cash to conform to current year presentation. This reclassification had no impact on our Consolidated Statements of Operations, Consolidated Statements of Stockholders' Equity or Consolidated Statements of Cash Flows.

The follow-on offering prices per share of $10.60 and $8.75 for 2010 and $3.00 for 2009, respectively, have been reclassified in the Consolidated Statements of Stockholders' Equity (Deficit) to $10.13 and $8.30 for 2010 and $2.88 for 2009, respectively, to conform to current year presentation. Current year presentation displays the offering price per share net of the underwriters' discounts. The prior presentation displayed the public offering price per share, excluding the underwriters' discounts. This reclassification had no impact on our Consolidated Balance Sheets, Consolidated Statements of Operations or Consolidated Statements of Cash Flows.

Principles of Consolidation

The consolidated financial statements include the accounts of DexCom and our wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Segment Reporting

An operating segment is identified as a component of a business that has discrete financial information available, and one that the chief operating decision maker must decide the level of resource allocation directed to the segment. In addition, the guidance for segment reporting indicates certain quantitative thresholds. We consider our operations to be, and manage our business as, one operating segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates include excess or obsolete inventories, warranty accruals, employee bonus, clinical study expenses, trade show expenses, allowances for returned product, allowance for bad debt, deferral period for recognizing revenue on future performance obligations, and share-based compensation expense. Excess and obsolete inventories are estimated by identifying the amount of on hand and on order materials compared to expected future sales, taking into account clinical trial and development usage along with new product introductions. Employee bonus estimates are based, in part, on the 2011 bonus plan's authorized target bonus amounts of up to 100%, 90%, 75%, 45%, 35% and 30% of base salary for our Chief Executive Officer, our President, for each of our Chief Operating Officer and Chief Technical Officer, our Senior Vice Presidents, our Vice Presidents and the remainder of our non-sales management employees, respectively, to be awarded from the bonus pool based on the weighted average achievement of certain objectives. For our eligible employees, generally, 60% of any bonus paid under the 2011 Plan was based on achieving certain annual revenue goals, 20% was based on achieving targeted operating loss goals and 20% was based on achieving certain performance milestones. Clinical trial expenses are accrued based on estimates of progress under related contracts and include initial set up costs as well as ongoing monitoring over multiple sites in the U.S. and abroad. An allowance for refunds for returned products is determined by analyzing the timing and amounts of past refund activity.

Cash and Cash Equivalents

We invest our excess cash in bank deposits, money market accounts, and debt securities. We consider all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Short-Term Marketable Securities

We have classified our short-term investments as "available-for-sale" and carry them at fair value with unrealized gains and losses, if any, reported as a separate component of stockholders' equity and included in comprehensive loss. Realized gains and losses are calculated on the specific identification method and recorded as interest income.

Accounts Receivable

We grant credit to various customers in the normal course of business. We maintain an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written-off against the allowance after appropriate collection efforts have been exhausted and when it is deemed that a customer account is uncollectible. Generally, receivable balances greater than one year past due are deemed uncollectable.

Fair Value of Financial Instruments

Financial instruments, including cash and cash equivalents, prepaid expenses, accounts payable and accrued liabilities, are carried at cost, which we believe approximates fair value given their short-term nature.

Letters of Credit

At December 31, 2011 and 2010, we had irrevocable letters of credit outstanding with a commercial bank for approximately $0.7 million and $0.9 million securing our facility leases. The letters of credit are secured by cash equivalents and an equal amount of restricted cash has been separately disclosed in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investment securities, and accounts receivable. We limit our exposure to credit loss by placing our cash with high credit quality financial institutions. We have established guidelines relative to diversification of our cash and investment securities and their maturities that are intended to secure safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates and changes in our operations and financial position. The following table summarizes customers who accounted for 10% or more of net accounts receivable:

	December 31,	
	2011	**2010**
Customer A	20%	23%
Customer B	10%	16%
Customer C	10%	3%
Customer D	6%	12%

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, generally three years for computer equipment, four years for machinery and equipment, and five years for furniture and fixtures, using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term.

Impairment of Long-Lived Assets

We will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. We have not experienced any material impairment losses on assets used in operations.

Share-Based Compensation

We measure and recognize compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants including employee stock options, restricted stock, restricted stock units and employee stock purchases related to the Employee Stock Purchase Plan based on estimated fair values. Share-based compensation expense recognized for the years ended December 31, 2011, 2010 and 2009 was $13.5 million, $9.4 million and $8.4 million, respectively. As of December 31, 2011, there was $26.1 million of unrecognized compensation cost related to unvested options, restricted stock and restricted stock units that is expected to be recognized as a component of our operating expenses through 2015.

We estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods as share-based compensation expense using the straight-line single-option method in our consolidated statement of operations. As share-based compensation expense recognized in the consolidated statement of operations during fiscal 2011, 2010, and 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We utilize the Black-Scholes option-pricing model as our method of valuation for stock options granted and we use the grant date fair value of our common stock for valuing restricted stock unit awards. Our determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Revenue Recognition

We sell our durable systems and disposable units through a direct sales force in the United States and through distribution arrangements in the United States and in portions of Europe. Components are individually priced and can be purchased separately or together. We receive payment directly from patients who use our products, as well as from distributors and third party payors. Our durable system includes a reusable transmitter, a receiver, a power cord, data management software and a USB cable. Disposable sensors for use with the durable system are sold separately in packages of four. The initial durable system price is not dependent upon the purchase of any amount of disposable sensors.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Revenue on product sales is generally recognized upon shipment, which is when title and the risk of loss have been transferred to the customer and there are no other post shipment obligations. With respect to customers who directly pay for products, the products are generally paid for at the time of shipment using a customer's credit card and do not include customer acceptance provisions. We recognize revenue from contracted insurance payors based on the contracted rate. For non-contracted insurance payors, we obtain prior authorization from the payor and recognize revenue based on the estimated collectible amount and historical experience. We also receive a prescription or statement of medical necessity and, for insurance reimbursement customers, an assignment of benefits prior to shipment.

We provide a "30-day money back guarantee" program whereby customers who purchase a durable system and a package of four disposable sensors may return the durable system for any reason within thirty days of purchase and receive a full refund of their purchase price. We accrue for estimated returns and/or refunds by reducing revenues and establishing a liability account at the time of shipment based on historical experience.

We have entered into distribution agreements with Edgepark and other distributors that allow the distributors to sell our durable systems and disposable units. Revenue on product sales to distributors is generally recognized at the time of shipment, which is when title and risk of loss have been transferred to the distributor and there are no other post-shipment obligations. Revenue is recognized based on contracted prices and invoices are either paid by check following the issuance of a purchase order or letter of credit, or they are paid by wire at the time of placing the order. Terms of distributor orders are generally FOB shipping point (FCA shipping point for international orders). Distributors do not have rights of return per their distribution agreement outside of our standard warranty. We accrue for estimated returns, refunds and rebates by reducing revenues and establishing a liability account at the time of shipment based on historical experience. The distributors typically have a limited timeframe to notify us of any missing, damaged, defective or non-conforming products. For any such products, we shall either, at our option, replace the portion of defective or non-conforming product at no additional cost to the distributor or cancel the order and refund any portion of the price paid to us at that time for the sale in question.

We shipped product directly to certain distributors' customers and recognized $14.5 million and $12.8 million in revenue, which represents 19% and 26% of our total revenues for the twelve months ended December 31, 2011 and 2010, respectively. With respect to other distributors which stock inventory of our product and fulfill orders from their inventory, we shipped product to these distributors and recognized $17.7 million and $4.7 million in revenue from these arrangements, which represents 23% and 10% of our total revenues for the twelve months ended December 31, 2011 and 2010, respectively. We monitor shipments to, and on-hand inventory levels of, these distributors, and at December 31, 2011 these distributors had limited amounts of our product in their inventory.

One of our distributors, Edgepark, accounted for $15.5 million and $9.6 million in revenue, which represents 20% of our total revenues for each of the twelve months ended December 31, 2011 and 2010, respectively.

We have collaborative license and development arrangements with strategic partners for the development and commercialization of products utilizing our technologies. The terms of these agreements typically include multiple deliverables by us (for example, license rights, provision of research and development services and manufacture of clinical materials) in exchange for consideration to us of some combination of non-refundable license fees, funding of research and development activities, payments based upon achievement of clinical development milestones and royalties in the form of a designated percentage of product sales or profits. With the exception of royalties, these types of consideration are classified as development grant and other revenue in our consolidated statements of operations and are generally recognized over the service period except for substantive milestone payments, which are generally recognized when the milestone is achieved. In determining whether each milestone is substantive, we considered whether the consideration earned by achieving the milestone should (i) be commensurate with either (a) our performance to achieve the milestone or (b) the enhancement of value of the item delivered as a result of a specific outcome resulting from our performance to achieve the milestone, (ii) relate solely to past performance and (iii) be reasonable relative to all deliverables and payment terms in the arrangement. We recognize royalties in the period in which we obtain the royalty report, which is necessary to determine the amount of royalties we are entitled to receive.

Non-refundable license fees are recognized as revenue when we have a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and we have no further performance obligations under the license agreement. Multiple element arrangements, such as license, development and other multiple element service arrangements, are analyzed to determine how the arrangement consideration should be allocated among the separate units of accounting, or whether they must be accounted for as a single unit of accounting.

For transactions containing multiple element arrangements entered into or materially modified after January 1, 2010, we consider deliverables as separate units of accounting and recognize deliverables as revenue upon delivery only if (i) the deliverable has stand-alone value and (ii) if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is probable and substantially controlled by us. We allocate consideration to the separate units of accounting using the relative selling price method, in which allocation of consideration is based on vendor-specific objective evidence ("VSOE") if available, third party evidence ("TPE"), or if VSOE or TPE is not available, management's best estimate of a stand alone selling price for elements

For transactions containing multiple element arrangements entered into prior to January 1, 2010, we considered deliverables as separate units of accounting and recognized deliverables as revenue upon delivery only if (i) the deliverable had stand-alone value, (ii) if the arrangement included a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) was probable and substantially controlled by us, and (iii) the fair value of the undelivered performance obligations could be determined. In those instances when objective and reliable evidence of fair value existed for the undelivered items but not for the delivered items, the residual method was used to allocate the arrangement consideration. Under the residual method, the amount of arrangement consideration allocated to the delivered items equaled the total arrangement consideration less the aggregate fair value of the undelivered items. If we were unable to establish stand-alone value for delivered items or when fair value of undelivered items had not been established, revenue was deferred until all elements were delivered and services had been performed, or until fair value could objectively be determined for any remaining undelivered elements.

We use judgment in estimating the value allocable to the deliverables in an agreement. These deliverables include product revenues or development grant and other revenue based on our estimate of the fair value or relative selling price attributable to the related deliverables. For arrangements that are accounted for as a single unit of accounting, total payments under the arrangement are recognized as revenue on a straight-line basis over the period we expect to complete our performance obligations. We review the estimated period of our performance obligations on a periodic basis and update the recognition period as appropriate. The cumulative amount of revenue earned is limited to the cumulative amount of payments received as of the period ending date.

If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential, then revenue is deferred until we can reasonably estimate when the performance obligation ceases or becomes inconsequential. Revenue is then recognized over the remaining estimated period of performance. Deferred revenue amounts are classified as current liabilities to the extent that revenue is expected to be recognized within one year.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement.

Under the collaboration agreement with Edwards which provided us with a development grant, we recognized $2.1 million and $6.9 million in development grant and other revenue, which represents 3% and 14% of our total revenues for the twelve months ended December 31, 2011 and 2010, respectively.

Warranty Accrual

Estimated warranty costs are recorded at the time of shipment. We estimate future warranty costs by analyzing the timing, cost and amount of returned product. Assumptions and historical warranty experience are evaluated on at least a quarterly basis to determine the continued appropriateness of such assumptions.

Research and Development

All costs of research and development are expensed as incurred. Research and development expenses primarily include salaries, bonus and payroll related costs, overhead, part components, share-based compensation, and fees paid to consultants.

Foreign Currency

The consolidated financial statements of our non-U.S. subsidiary, whose functional currency is the Swedish Krona, is translated into U.S. dollars for financial reporting purposes. Assets and liabilities are translated at period-end exchange rates, and revenue and expense transactions are translated at average exchange rates for the period. Cumulative translation adjustments are recognized as part of comprehensive income and are included in accumulated other comprehensive income in the consolidated balance sheet. Gains and losses on transactions denominated in other than the functional currency are reflected in operations.

Comprehensive Loss

We report all components of comprehensive loss, including net loss, in the consolidated financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net loss and other comprehensive loss, including unrealized gains and losses on investments and foreign currency translation adjustments, shall be reported, net of their related tax effect, to arrive at comprehensive loss. Our comprehensive loss is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Net loss	$(44,746)	$(55,170)	$(53,524)
Unrealized gain (loss) on available-for-sale marketable securities	9	(5)	(54)
Foreign currency translation loss	(23)	(48)	(9)
Comprehensive loss	$(44,760)	$(55,223)	$(53,587)

Inventory

Inventory is valued at the lower of cost or market value. We make adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess, obsolete and potential scrapped inventories. Factors influencing these adjustments include inventories on hand and on order compared to estimated future usage and sales for existing and new products, as well as judgments regarding quality control testing data, and assumptions about the likelihood of scrap and obsolescence. Once written down the adjustments are considered permanent and are not reversed until the related inventory is sold or disposed. We utilize a standard cost system to track inventories on a part-by-part basis that approximates first in, first out. If necessary, adjustments are made to the standard materials, standard labor and standard overhead costs to approximate actual labor and actual overhead costs. The labor and overhead elements of inventory are based on full utilization of our manufacturing capacity.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreement is recorded as deferred rent in the accompanying consolidated balance sheets.

Income Taxes

In July 2006, the FASB issued authoritative guidance for accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement process for recording in the consolidated financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, the accounting standard provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions.

We file income tax returns in the United States and in various state jurisdictions with varying statutes of limitations. Due to net operating losses incurred, our income tax returns from inception to date are subject to examination by taxing authorities. Our policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. As of December 31, 2011, we had no interest or penalties accrued for uncertain tax positions.

Fair Value Measurements

During 2011 we changed how we categorize amounts within the fair value hierarchy. The $43.2 million now reported as Level 2 fair value instruments at December 31, 2010 were previously shown as Level 1 and have been reclassified.

The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value and include the following:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

We base the fair value of our Level 1 financial instruments that are in active markets using quoted market prices for identical instruments. Our Level 1 financial instruments include money market funds and certificates of deposit.

We obtain the fair value of our Level 2 financial instruments, which are not in active markets, from a primary professional pricing source using quoted market prices for identical or comparable instruments, rather than direct observations of quoted prices in active markets. Fair value obtained from this professional pricing source can also be based on pricing models whereby all significant observable inputs, including maturity dates, issue dates, settlement date, benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers or other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset.

We validate the quoted market prices provided by our primary pricing service by comparing the fair values of our Level 2 investment portfolio balance provided by our primary pricing service against the fair values of our Level 2 investment portfolio balance provided by our investment managers.

We did not own any Level 3 financial assets or liabilities as of December 31, 2011 or 2010.

The following table represents our fair value hierarchy for our financial assets (cash equivalents and marketable securities) measured at fair value on a recurring basis as of December 31, 2011 (in thousands):

	Fair Value Measurements Using			
	Level 1	**Level 2**	**Level 3**	**Total**
Marketable securities, available for sale				
U.S. government agencies	0	$61,896	0	$61,896
Commercial paper	0	$ 7,497	0	$ 7,497
Corporate debt	0	$ 9,965	0	$ 9,965
Total marketable securities, available for sale	0	$79,358		$79,358
Restricted cash	$939	0	0	$ 939

The following table represents our fair value hierarchy for our financial assets (cash equivalents and marketable securities) measured at fair value on a recurring basis as of December 31, 2010 (in thousands):

	Fair Value Measurements Using			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	0	$ 1,000	0	$ 1,000
Marketable securities, available for sale				
U.S. government agencies	0	$32,222	0	$32,222
Commercial paper	0	$ 4,996	0	$ 4,996
Corporate debt	0	$ 5,006	0	$ 5,006
Total marketable securities, available for sale	0	$42,224		$42,224
Restricted cash	$1,714	0	0	$ 1,714

The book values of cash equivalents, short-term marketable securities, accounts receivable and accounts payable approximate their respective fair values due to the short-term nature of these instruments.

Recent Accounting Pronouncements

In April 2010, the FASB reached a consensus on the Milestone Method of Revenue Recognition which provides guidance on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon the achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. The updated guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010, with early adoption permitted. We adopted the provisions of the guidance as of January 1, 2011 on a prospective basis. The prospective application had no impact on our consolidated financial statements for the twelve months ended December 31, 2011.

In June 2011, the FASB issued authoritative guidance for the Presentation of Comprehensive Income. The issuance of the guidance is intended to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The guidance supersedes the presentation options in previous guidance and facilitates convergence of U.S. GAAP and IFRS by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requiring that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective on a retrospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not believe the adoption of the guidance in the first quarter of 2012 will have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued authoritative guidance for the Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report 2 reclassifications out of accumulated other comprehensive income consistent with the presentation requirements previously in effect. This guidance is not expected to have a significant impact on our consolidated financial statements.

2. Net Loss Per Common Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, options, and the conversion of convertible senior notes are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

Historical outstanding anti-dilutive securities not included in diluted net loss per share attributable to common stockholders calculation (in thousands):

	December 31,		
	2011	2010	2009
Options outstanding to purchase common stock	7,817	8,353	7,972
Unvested restricted stock and restricted stock units	1,935	504	31
Convertible senior notes	0	0	7,692
Total	9,752	8,857	15,695

3. Financial Statement Details

Short Term Marketable Securities, Available for Sale

Short-term investment securities, consisting solely of debt securities with contractual maturities of less than one year, were as follows (in thousands):

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. government agencies	$61,890	$11	$ (5)	$61,896
Commercial paper	7,497	0	0	7,497
Corporate debt	9,972	2	(9)	9,965
Total	$79,359	$13	$(14)	$79,358

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. government agencies	$32,231	$2	$(10)	$32,223
Commercial paper	4,996	0	0	4,996
Corporate debt	5,006	1	(2)	5,005
Total	$42,233	$3	$(12)	$42,224

Accounts Receivable

	December 31,	
	2011	2010
Accounts receivable	$13,192	$7,174
Less allowance for doubtful accounts, sales returns and discounts	(645)	(503)
Total	$12,547	$6,671

Inventory

	December 31,	
	2011	2010
Raw materials	$4,577	$5,041
Work in process	601	575
Finished goods	2,993	2,496
Total	$8,171	$8,112

Property and Equipment

	December 31,	
	2011	2010
Furniture and fixtures	$ 2,453	$ 2,462
Computer equipment	9,191	6,635
Machinery and equipment	12,898	10,782
Leasehold improvements	7,021	5,908
Total	31,563	25,787
Accumulated depreciation and amortization	(16,544)	(15,024)
Property and equipment, net	$ 15,019	$ 10,763

Depreciation and amortization expense for the years ended December 31, 2011, 2010, and 2009 was $3.8 million, $2.4 million, and $2.4 million, respectively.

Accounts Payable and Accrued Liabilities

	December 31,	
	2011	2010
Accounts payable trade	$2,807	$1,758
Accrued tax, audit, and legal fees	735	783
Clinical trials	161	134
Accrued other including warranty	2,643	2,675
Total	$6,346	$5,350

Accrued Payroll and Related Expenses

	December 31,	
	2011	2010
Accrued paid time off	$1,895	$1,570
Accrued wages, bonus and taxes	4,308	3,596
Other accrued employee benefits	601	564
Total	$6,804	$5,730

Accrued Warranty

	Year Ended December 31,	
	2011	2010
Beginning balance	$ 435	$ 129
Charges to costs and expenses	1,741	2,178
Costs incurred	(1,870)	(1,872)
Ending balance	$ 306	$ 435

4. Commitments and contingencies

Equipment Line

In March 2006, we entered into a loan and security agreement (the "Loan Agreement") that provided for up to $5.0 million to finance various equipment purchases through March 2007. In January 2008, we entered into an amendment to the Loan Agreement to finance additional equipment purchases. The amendment allows us to draw an additional amount of up to $3.0 million under a new and additional Facility B Equipment Line. At December 31, 2011, there were no outstanding borrowings under the Loan Agreement pursuant to the Facility A Equipment Line and Facility B Equipment Line and none was available for future borrowings.

Convertible Senior Notes

In March 2007, we issued $60 million aggregate principal amount of Convertible Senior Notes due 2027 in a private offering. The notes were convertible into shares of common stock based on an initial conversion rate of 128.2051 shares of common stock per $1,000 principal amount of notes, which was equivalent to an initial conversion price of approximately $7.80 per share.

The aggregate underwriting commissions and other debt issuance costs incurred with respect to the issuance of the notes was $2.7 million. These costs have been allocated to the debt and equity components of the convertible debt per the guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), and were capitalized as debt issuance costs on our consolidated balance sheet.

For the twelve months ended December 31, 2010, we completed exchanges with prior holders of our issued and outstanding Notes, under which we issued an aggregate of approximately 7.9 million shares of our common stock, par value $0.001 per share, in exchange for $60.0 million in aggregate principal amount of the Notes previously held by the exchanging holders. We incurred a loss on the extinguishment of the Notes in the amount of $8.5 million for the twelve months ended December 31, 2010, which includes the difference between the carrying value and the fair value of the Notes on the conversion date, other consideration given to note holders to induce early conversion and transaction costs incurred with third parties, other than the investors, to settle the conversion of the Notes. Determining the fair value of the liability component requires the use of accounting estimates and assumptions which are judgmental in nature and could have a significant impact on the valuation. As of September 30, 2010, no Convertible Senior Notes remained outstanding.

Leases

In April 2006, we entered into an office lease agreement for facilities located in San Diego, California. In August 2010, we entered into a First Amendment to Office Lease (the "Lease Amendment") with respect to facilities in the buildings at 6340 Sequence Drive and 6310 Sequence Drive, each in San Diego, California (the "Buildings"). Under the Lease Amendment, we have leased additional space in the Buildings, and retain the right and obligation to lease additional space in the Buildings. The lease term for the Buildings extends through November 2016 and we have a five-year option to renew the lease upon the expiration of the initial term. These facility leases have annual rental increases ranging from approximately 2.5% to 4.0%. The difference between the straight-line expense over the term of the lease and actual amounts paid are recorded as deferred rent. In September 2008, our subsidiary in Sweden entered into a three year lease for a small shared office space, which was renewed for a three year term and has a quarterly adjustment clause for rent to increase or decrease in proportion to changes in consumer prices. Rental obligations, excluding real estate taxes, operating costs, and tenant improvement allowances, under all lease agreements as of December 31, 2011 were as follows (in thousands):

Fiscal Year Ending	
2012	$ 2,121
2013	2,507
2014	2,591
2015	2,665
2016	2,511
Total	$12,395

Rent expense for the years ended December 31, 2011, 2010, and 2009 was $2.6 million, $2.1 million, and $1.5 million, respectively.

Litigation

On August 11, 2005, Abbott Diabetes Care, Inc. ("Abbott") filed a patent infringement lawsuit against us in the United States District Court for the District of Delaware, seeking a declaratory judgment that our continuous glucose monitor infringes certain patents held by Abbott. In August 2005, we moved to dismiss these claims and filed requests for reexamination of the Abbott patents with the United States Patent and Trademark Office (the "Patent Office") and by March 2006, the Patent Office ordered reexamination of each of the four patents originally asserted against us in the litigation. On June 27, 2006, Abbott amended its complaint to include three additional patents owned or licensed by Abbott which are allegedly infringed by our continuous glucose monitor. On August 18, 2006, the court granted our motion to stay the lawsuit pending reexamination by the Patent Office of each of the four patents originally asserted by Abbott, and the court dismissed one significant infringement claim. In approving the stay, the court also granted our motion to strike, or disallow, Abbott's amended complaint in which Abbott had sought to add three additional patents to the litigation. Subsequent to the court's August 18, 2006 order striking Abbott's amended complaint, Abbott filed a separate action in the U.S. District Court for the District of Delaware alleging patent infringement of the three additional patents it had sought to include in the litigation discussed above. On September 7, 2006, we filed a motion to strike Abbott's new complaint on the grounds that it is redundant of claims Abbott already improperly attempted to inject into the original case, and because the original case is now stayed, Abbott must wait until the court lifts that stay before it can properly ask the court to consider these claims. Alternatively, we asked the court to consolidate the new case with the original case and thereby stay the entirety of the case pending conclusion of the reexamination proceedings in the Patent Office. In February 2007, the Patent Office ordered reexamination of each of the three patents cited in this new lawsuit. On September 30, 2007, the court granted our motion to consolidate the cases and stay the entirety of the case pending conclusion of the reexamination proceedings in the Patent Office relating to all seven patents asserted against us.

In connection with this litigation five of Abbott's seven patents that are the subject of the litigation have one or more associated reexamination requests in various stages at the Patent Office. Abbott has filed responses with the Patent Office seeking claim construction to differentiate certain claims from the prior art we have presented, seeking to amend certain claims to overcome the prior art we have presented, canceling claims and/or seeking to add new claims. Regarding the remaining two patents, Abbott has appealed the decisions of final rejection to the Federal Circuit, the cases have been consolidated and certain briefs have been filed by Abbott, the Patent Office and DexCom.

In addition, since 2008, Abbott has copied claims from certain of our applications, and stated that it may seek to provoke an interference with certain of our pending applications in the Patent Office. If interference is declared and Abbott prevails in the interference, we would lose certain patent rights to the subject matter defined in the interference. Also since 2008, Abbott has filed 32 reexamination requests seeking to invalidate 30 of our patents. Twelve of the 32 reexamination requests are in various stages at the Patent Office, and 20 have been issued a Certificate of Reexamination. We have filed responses with the Patent Office seeking claim construction to differentiate certain claims from the prior art presented in the reexaminations, seeking to amend certain claims to overcome the prior art presented in the reexaminations, canceling claims and/or seeking to add new claims. It is possible that the Patent Office may determine that some or all of the claims of our patents subject to the reexamination are invalid. Additionally, Abbott has filed an Opposition to three of our European patents.

Although it is our position that Abbott's assertions of infringement have no merit, and that the potential interference and reexamination requests have no merit, neither the outcome of the litigation nor the amount and range of potential fees associated with the litigation, potential interference or reexamination requests can be assessed, and as of December 31, 2011, no amounts have been accrued.

Purchase Commitments

We are party to various purchase arrangements related to components used in production and research and development activities. As of December 31, 2011, we had purchase commitments with vendors totaling $7.1 million due within one year. There are no material purchase commitments due beyond one year.

5. Development Agreements

Insulet Corporation

On January 7, 2008, we entered into a development agreement with Insulet to integrate our continuous glucose monitoring technology into Insulet's wireless, handheld OmniPod System Personal Diabetes Manager. The agreement is non-exclusive and does not impact either party's existing third party development agreements.

Animas Corporation

On January 10, 2008, we entered into a joint development agreement with Animas, as amended on January 12, 2009, July 30, 2009 and June 7, 2011 ("the Animas Amendments"), to integrate our continuous glucose monitoring technology into Animas insulin pumps. Under the terms of the amended agreement, Animas was to contribute up to $1.1 million to DexCom to offset certain development, clinical and regulatory expenses. The agreement is non-exclusive in the United States, but exclusive outside the United States and does not impact either party's existing third party development agreements. In January 2008 we received $0.5 million from Animas to offset development and other expenses. In January 2009 we received $0.3 million. We recorded $0.1 million in development grant and other revenue for the twelve months ended December 31, 2011, compared to $0.2 million for the same period in 2010. Pursuant to the Animas Amendments, we were to collaborate with Animas to develop a modified version of our transmitter to support a single, global CGM-enabled insulin pump launch by Animas. We were entitled to receive a one-time $1.0 million milestone payment upon the achievement of performance qualification of a manufacturing line for the modified transmitter, which was earned in December 2010. We were also entitled to receive an additional one-time $4.0 million milestone payment and a $0.3 million development payment upon the first regulatory body approval outside the United States for the new system, which was earned in May 2011.

Edwards Lifesciences LLC

On November 10, 2008, and as amended on May 5, 2009, we entered into a Collaboration Agreement (the "Collaboration Agreement") with Edwards. Pursuant to the Collaboration Agreement, we and Edwards agreed to develop jointly and to market an in-hospital automatic blood glucose monitoring system. Under the terms of the Collaboration Agreement, as amended, Edwards was obligated to pay us an upfront fee of $13.0 million. In addition, we were entitled to receive up to $10.0 million for product development costs. We will also receive either a profit-sharing payment of up to 10% on the product's gross profits, or a royalty of up to 6% of commercial sales of the product. The Collaboration Agreement provides Edwards with an exclusive license under our intellectual property to the critical care sector in the hospital market. Edwards will be responsible for global sales and marketing, and we will initially be responsible for manufacturing. In November 2008 we received $13.0 million. We received an additional $10.0 million during 2009 and 2010. We recorded $2.1 million in development grant and other revenue for the twelve months ended December 31, 2011, compared to $6.9 million for the same period in 2010.

Each of the milestones related to the Collaboration Agreement is considered to be substantive under the terms of the Collaboration Agreement and we are entitled to receive up to $12.0 million in milestones related to regulatory approvals and manufacturing readiness, subject to reductions based on the timing of the receipt of approvals. We did not recognize any consideration for milestones related to the Collaboration Agreement for the twelve months ended December 31, 2011.

Roche Diagnostics Operations, Inc.

On November 1, 2011, we entered into a non-exclusive Research and Development Agreement (the "Roche Agreement") with Roche to integrate a future generation of our continuous glucose monitoring technology with Roche's next generation Accu-Chek® insulin delivery system in the United States. Under the terms of the Roche Agreement, we are entitled to receive up to $1.0 million to offset certain development, clinical and regulatory expenses. We received an initial payment of $0.5 million as a result of the execution of the Roche Agreement, and we are entitled to receive an additional $0.5 million upon agreement of a development and regulatory plan, which is not considered to be substantive. We are also entitled to receive up to an additional $2.0 million upon the achievement of certain milestones related to regulatory submissions and approvals as set forth in the Roche Agreement, which are considered to be substantive.

6. Stockholders' Equity

Follow-on Stock Offering

In May 2011, we completed a follow-on public stock offering of 4,700,000 shares of our common stock for net proceeds of approximately $71.2 million.

7. Income Taxes

We have recorded a net tax benefit (expense) of $(32,000) and $31,000 for the years ended December 31, 2011 and 2010, respectively, related to foreign income taxes in 2011 and to refundable income tax credits partially offset by foreign income tax expense in 2010. The amounts have been included in other income in the consolidated financial statements.

At December 31, 2011, we had federal and state tax net operating loss carryforwards of approximately $287.4 million and $192.2 million, respectively. The federal and state tax loss carryforwards will begin to expire in 2019 and 2012, respectively, unless previously utilized. We also had federal and state research and development tax credit carryforwards of approximately $4.1 million and $6.7 million, respectively. The federal research and development tax credit will begin to expire in 2020, unless previously utilized.

Utilization of net operating losses and credit carryforwards are subject to an annual limitation due to ownership change limitations provided by Section 382 and 383 of the Internal Revenue Code of 1986, as amended, and similar state provisions. An ownership change limitation occurred as a result of the stock offering completed in February 2009. The limitation will likely result in approximately $2.1 million of U.S. income tax credits and approximately $9.2 million of state net operating loss carryforwards that will expire unused. The related deferred tax assets have been removed from the components of our deferred tax assets as summarized below. The tax benefits related to the remaining federal and state net operating losses and tax credit carryforwards may be further limited or lost if future cumulative changes in ownership exceed 50% within any three-year period.

Significant components of our deferred tax assets as of December 31, 2011 and 2010 are shown below (in thousands). A valuation allowance of approximately $134.7 million has been established as of December 31, 2011 to offset the deferred tax assets, as realization of such assets is uncertain.

	December 31,	
	2011	2010
Deferred tax assets:		
Net operating loss carryforwards	$ 106,456	$ 89,069
Capitalized research and development expenses	10,532	15,743
Tax credits	5,021	3,975
Share-based compensation	9,798	6,750
Fixed and intangible assets	960	1,397
Other, net	1,885	1,329
Total gross deferred tax assets	134,652	118,263
Less: valuation allowance	(134,652)	(118,263)
Net deferred tax assets	0	0

We recognize windfall tax benefits associated with the exercise of share-based compensation directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring from January 1, 2006 onward. At December 31, 2011, deferred tax assets do not include $4.9 million of excess tax benefits from share-based compensation.

The reconciliation between our effective tax rate on income (loss) from continuing operations and the statutory rate is as follows:

	December 31,		
	2011	2010	2009
Income taxes (benefit) at statutory rates	35.00%	35.00%	35.00%
State income tax, net of federal benefit	2.45%	3.46%	3.16%
Permanent items	(2.79)%	(2.68)%	(2.20)%
Research and development credits	3.93%	2.51%	2.32%
Tax attribute carryover limitation	0%	0%	(4.89)%
Other	(2.02)%	(0.36)%	1.09%
Change in valuation allowance	(36.65)%	(37.88)%	(34.45)%
	(0.07)%	0.06%	0.03%

The following table summarizes the activity related to our gross unrecognized tax benefits (in thousands):

Balance at January 1, 2009	$3,077
Adjustments related to prior year tax positions	51
Increases related to current year tax positions	604
Decreases due to IRC Section 382 limitation	(837)
Balance at December 31, 2009	2,895
Increases related to current year tax positions	677
Balance at December 31, 2010	3,572
Increases related to current year tax positions	857
Balance at December 31, 2011	$4,429

Due to the valuation allowance recorded against our deferred tax assets, $51,000 of the total unrecognized tax benefits as of December 31, 2011 would reduce our annual effective tax rate if recognized. Interest and penalties are classified as a component of income tax expense. Due to net operating losses incurred, tax years from 1999 to 2011 remain open to examination by the major taxing jurisdictions to which we are subject.

8. Employee Benefit Plans

401(k) Plan

We have a defined contribution 401(k) retirement plan (the "401(k) Plan") covering substantially all employees that meet certain age requirements. Employees may contribute up to 90% of their compensation per year (subject to a maximum limit by federal tax law). Under the 401(k) Plan, we may elect to match a discretionary percentage of contributions. No such matching contributions have been made to the 401(k) Plan since its inception.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP") permits our eligible employees to purchase shares of common stock, at semi-annual intervals, through periodic payroll deductions. Payroll deductions may not exceed 10% of the participant's cash compensation subject to certain limitations, and the purchase price will not be less than 85% of the lower of the fair market value of the stock at either the beginning of the applicable "Offering Period" or the Purchase Date. Each Offering Period is 12 months, with new Offering Periods commencing every six months on the dates of February 1 and August 1 of each year. Each Offering Period consists of two (2) six month purchase periods (each a "Purchase Period") during which payroll deductions of the participants are accumulated under the ESPP. The last business day of each Purchase Period is referred to as the "Purchase Date." Purchase Dates are every six months on the dates of January 31 and July 31. Annually in January of each year, subject to Board discretion and certain limitations, shares reserved for the ESPP will automatically be increased by a number of shares equal to 1% of the total number of issued and outstanding shares of our common stock at the preceding year end. On January 30, 2009, July 31, 2009, January 29, 2010, July 30, 2010, January 31, 2011 and July 29, 2011, we issued 84,062, 108,629, 146,500, 60,909, 77,466 and 54,408 respectively, shares of common stock under the ESPP.

Equity Incentive Plans

In 2005, we adopted the 2005 Equity Incentive Plan, as amended (the "2005 Plan"), which replaced the 1999 Incentive Stock Plan and provides for the grant of incentive and nonstatutory stock options, restricted stock, stock bonuses, stock appreciation rights, and restricted stock units to employees, directors or consultants of the Company. Shares reserved include all shares that were available under the 1999 Incentive Stock Plan on the day it was terminated. Options generally vest over four years and expire ten years from the date of grant. In addition, incentive stock options may not be granted at a price less than the 100% of the fair market value on the date of grant. The term of the 2005 Plan is scheduled to end in March 2015. Annually in January of each year, subject to Board discretion and certain limitations, shares reserved for the 2005 Plan will automatically be increased by a number of shares equal to 3% of the total number of issued and outstanding shares of our common stock during the preceding year end.

A summary of our stock option activity, and related information for the year ended December 31, 2011 is as follows (in thousands except weighted-average exercise price and weighted-average remaining contractual term):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	8,353	$7.56		
Granted	0	$ 0		
Exercised	(376)	$6.02		
Cancelled	(160)	$9.62		
Outstanding at December 31, 2011	7,817	$7.59	6.3	$19,039
Exercisable at December 31, 2011	6,513	$7.65	6.0	$15,788

The weighted average fair values of options granted was $6.49 and $3.42 for the years ended December 31, 2010, and 2009, respectively. The total intrinsic value of options exercised was $3.0 million, $2.6 million, and $0.1 million determined as of the date of exercise during the years ended December 31, 2011, 2010, and 2009, respectively. The total fair value of options vested was $5.7 million, $6.7 million and $7.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of our employee stock options and stock purchase plan. The dividend yield assumption is based on our history and expectation of dividend payouts.

Due to our limited history as a publicly traded company that began in April 2005, our expected volatility is based on both our historical stock prices and the historical prices of similar companies, as determined by us. Accordingly, we used the simplified method to determine the expected life.

As share-based compensation expense recognized in the consolidated statement of operations for fiscal 2011, 2010 and 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Authoritative guidance for share-based payment requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

The following table summarizes information about stock options outstanding at December 31, 2011 (in thousands except for exercise price and contractual life):

	Options Outstanding				Options Exercisable		
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.50 – $2.40	231	2.6	$ 1.67	$ 1,766	231	$ 1.67	$ 1,766
$3.19 – $4.71	1,612	6.9	$ 3.50	9,360	1,225	$ 3.56	7,048
$5.05 – $8.06	3,323	6.2	$ 7.03	7,574	2,953	$ 7.06	6,641
$8.26 – $9.21	837	6.0	$ 8.91	339	816	$ 8.90	333
$9.36 – $25.80	1,814	6.5	$12.41	0	1,288	$13.15	0
$0.50 – $25.80	7,817	6.3	$ 7.59	$19,039	6,513	$ 7.65	$15,788

We define in-the-money options at December 31, 2011 as options that had exercise prices that were lower than the $9.31 closing market price of our common stock at that date. The aggregate intrinsic value of options outstanding at December 31, 2011 is calculated as the difference between the exercise price of the underlying options and the market price of our common stock for the 6.0 million options that were in-the-money at that date. There were 5.2 million in-the-money options exercisable at December 31, 2011.

The following table sets forth a summary of our nonvested stock options and activity as of and for the year ended December 31, 2011:

	Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Nonvested at December 31, 2010	2,825	$4.21
Granted	0	0
Vested	(1,361)	4.18
Forfeited	(160)	5.65
Nonvested at December 31, 2011	1,304	$4.30

Valuation and expense information

The following table summarizes share-based compensation expense related to employee stock options, restricted stock, restricted stock units and employee stock purchases for the years ended December 31, 2011, 2010 and 2009 were allocated as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Cost of sales	$ 1,438	$ 746	$ 580
Research and development	4,598	2,695	1,850
Selling, general and administrative	7,477	6,000	5,936
Share-based compensation expense included in operating expenses	$13,513	$9,441	$8,366

We estimated the fair value of each option grant and ESPP purchase rights on the date of grant using the Black-Scholes option pricing model with the below assumptions.

Options:

	Years Ended December 31,		
	2011	2010	2009
Risk free interest rate	1.5 – 2.5%	1.8 –2.8%	2.0 – 2.8%
Dividend yield	0%	0%	0%
Expected volatility of the Company's stock	0.68 – 0.69	0.67 –0.68	0.63 – 0.67
Expected life (in years)	6.1	6.1	6.1

ESPP:

	Years Ended December 31,		
	2011	2010	2009
Risk free interest rate	0.21 – 0.26%	0.35 – 0.38%	0.5 – 1.0%
Dividend yield	0%	0%	0%
Expected volatility of the Company's stock	0.31 – 0.49	0.32 – 0.45	0.69 – 0.91
Expected life (in years)	1	1	1

Restricted Stock Awards and Restricted Stock Units (RSUs)

We have periodically granted unvested restricted common stock awards to certain employees. As of December 31, 2011, a total of 151,963 such shares had been granted. RSU awards typically vest annually over one to four years. Vesting of all restricted common stock awards and RSUs is subject to continued employment and we have the right to repurchase unvested restricted stock award shares at the original issuance price of $0.001 per share subject to certain terms and conditions. The restricted stock and RSUs had a weighted-average fair value of $12.75 per share at date of grant. The total fair value of RSUs vested was $2.9 million and $0.5 million for the years ended December 31, 2011 and 2010, respectively.

The following table sets forth a summary of our RSU activity as of and for the year ended December 31, 2011 (in thousands except weighted average grant date fair value):

	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Nonvested at December 31, 2010	499	$ 9.94	
Granted	1,754	13.99	
Vested	(264)	10.84	
Forfeited	(54)	13.04	
Nonvested at December 31, 2011	1,935	$13.40	$18,014

Reserved Shares

We have reserved shares of common stock for future issuance as follows (in thousands):

	December 31,	
	2011	2010
Stock options and awards under our plans:		
Stock options granted and outstanding	7,817	8,353
Unvested RSUs	1,935	499
Reserved for future grant	342	41
Employee Stock Purchase Plan	1,591	1,102
Total	11,685	9,995

9. Quarterly Financial Information (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2011 and 2010 (in thousands except per share data):

	For the Three Months Ended			
	December 31	September 30	June 30	March 31
Year ended December 31, 2011				
Revenues	$ 22,421	$ 18,254	$ 21,417	$ 14,174
Gross profit	10,693	8,164	11,871	5,116
Total operating costs	22,969	21,472	19,260	16,986
Net loss attributable to common stockholders	(12,251)	(13,278)	(7,367)	(11,850)
Basic and diluted net loss per share attributable to common stockholders	$ (0.18)	$ (0.20)	$ (0.11)	$ (0.19)
Year ended December 31, 2010				
Revenues	$ 15,636	$ 11,664	$ 11,786	$ 9,545
Gross profit	6,989	3,476	4,519	3,459
Total operating costs	16,875	16,538	15,787	14,533
Net loss attributable to common stockholders	(9,812)	(13,398)	(11,687)	(20,273)
Basic and diluted net loss per share attributable to common stockholders	$ (0.16)	$ (0.23)	$ (0.20)	$ (0.40)

10. Subsequent Events

Tandem Diabetes Care, Inc.

On February 1, 2012, we entered into a non-exclusive Development and Commercialization Agreement (the "Tandem Agreement") with Tandem to integrate a future generation of our continuous glucose monitoring technology with Tandem's t:slim™ insulin delivery system in the United States. Under the terms of the Tandem Agreement, we are entitled to receive up to $1.0 million to offset certain development, clinical and regulatory expenses. We are also entitled to receive an initial payment of $0.1 million as a result of the execution of the Tandem Agreement, a payment of $0.9 million within 30 days of the execution of the Tandem Agreement, and up to an additional $2.0 million upon the achievement of certain milestones related to regulatory submissions and approvals as set forth in the Tandem Agreement. Each of the milestones related to the Tandem Agreement is considered to be substantive.

Sweetspot

On February 21, 2012, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire the stock of SweetSpot Diabetes Care, Inc. ("SweetSpot").

SweetSpot is a healthcare-focused information technology company with a platform for uploading and processing data from diabetes devices to advance the treatment of diabetes. SweetSpot specializes in turning raw output from patient devices into information for healthcare providers, patients and researchers. Through our planned acquisition of Sweetspot, we will have a software platform that enables our patients to aggregate and analyze data from numerous diabetes devices and to share it with their healthcare providers.

Arrangement consideration consists of (i) up to an aggregate of $3.0 million on the closing of the Merger (the "Closing Payment") and (ii) up to $4.0 million in milestone payments, subject to the achievement of certain platform development milestones and regulatory approval of such development milestones (the "Milestone Payments"). The Closing Payment and the Milestone Payments are payable by us in shares of our Common Stock as determined in accordance with the Merger Agreement. In addition, at the effective time of the Merger, terms require us to pay $1.5 million to the holders of SweetSpot's issued and outstanding convertible promissory notes (the "Promissory Note Payments"). The Promissory Note Payments are payable in shares of our Common Stock as determined in accordance with the Merger Agreement. Closing of the Merger is subject to customary conditions.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2011, 2010 and 2009
(in thousands)

Allowance for doubtful accounts	
Balance December 31, 2008	$ 67
Provision for doubtful accounts	356
Write-off and adjustments	(137)
Recoveries	0
Balance December 31, 2009	$ 286

Allowance for doubtful accounts	
Balance December 31, 2009	$ 286
Provision for doubtful accounts	658
Write-off and adjustments	(497)
Recoveries	6
Balance December 31, 2010	$ 453

Allowance for doubtful accounts	
Balance December 31, 2010	$ 453
Provision for doubtful accounts	733
Write-off and adjustments	(658)
Recoveries	75
Balance December 31, 2011	$ 603

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Regulations under the Securities Exchange Act of 1934 require public companies to maintain "disclosure controls and procedures," which are defined to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and timely communicated to management, including our Chief Executive Officer and Chief Financial Officer, recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation as of the end of the period covered by this report of the effectiveness of our disclosure controls and procedures. Based on their evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective for this purpose.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management, with the participation of the Chief Executive and Chief Financial Officers, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, our management, with the participation of the Chief Executive and Chief Financial Officers, believes that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP an independent Public Registered Accounting firm, as stated in their report which is included herein.

The certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.01 and 31.02 to this report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Limitation on Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. The design of any control system is based, in part, upon the benefits of the control system relative to its costs. Control systems can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. In addition, over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of DexCom, Inc.

We have audited DexCom, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). DexCom, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, DexCom, Inc. maintained in all material respects effective internal control over financial reporting as of December 31, 2011 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DexCom, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011 of DexCom, Inc. and our report dated February 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
February 23, 2012

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors required by this Item is incorporated by reference to the section in our Proxy Statement entitled "Proposal No. 1—Election of Directors."

The information concerning our executive officers required by this Item is incorporated by reference to the section in our Proxy Statement entitled "Executive Officers."

The information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the section in our Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

We have adopted a written code of ethics for financial employees that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other employees of the finance department designated by our Chief Financial Officer. This code of ethics, titled the "Code of Conduct and Ethics for Chief Executive Officer and Senior Finance Personnel," is publicly available on our Internet website at *http://investor.shareholder.com/dexcom/governance.cfm*. The information contained on our Internet website is not incorporated by reference into this Report on Form 10-K.

The information concerning the audit committee of the Board of Directors required by this Item is incorporated by reference to information set forth in the Proxy Statement.

The information concerning material changes to the procedures by which stockholders may recommend nominees to the Board of Directors required by this Item is incorporated by reference to information set forth in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item concerning executive compensation and our Compensation Committee is incorporated by reference to information set forth in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to information set forth in the Proxy Statement under the headings "Principal Stockholders and Stock Ownership by Management" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item with respect to director independence is incorporated by reference to information set forth in the Proxy Statement.

The information concerning certain relationships and related transactions required by the Item is incorporated by reference to the section in our Proxy Statement entitled "Certain Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information concerning principal accountant fees and services required by this Item is incorporated by reference to the section in our Proxy Statement entitled "Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this annual report:

1. *Financial Statements.* The financial statements in Part II, Item 8 of this annual report are incorporated by reference.

2. *Financial Statement Schedules.*

For the three fiscal years ended December 31, 2011—Schedule II Valuation and Qualifying Accounts, the financial statements in Part II, Item 8 of this annual report are incorporated by reference.

Schedules not listed above have been omitted because information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

3. *Exhibits.*

		Incorporated by Reference				
Exhibit Number	**Exhibit Description**	**Form**	**File No.**	**Date of First Filing**	**Exhibit Number**	**Provided Herewith**
3.01	Registrant's Restated Certificate of Incorporation.	S-1/A	333-122454	March 3, 2005	3.03	
3.02	Registrant's Amended and Restated Bylaws.	8-K	000-51222	March 23, 2011	99.01	
4.01	Form of Specimen Certificate for Registrant's common stock.	S-1/A	333-122454	March 24, 2005	4.01	
4.02	Second Amended and Restated Investors' Rights Agreement, dated December 30, 2004.	S-1	333-122454	February 1, 2005	4.02	
4.03	Form of Rights Agreement, between DexCom, Inc. and American Stock Transfer & Trust Company, including the Certificate of Designations of Series A Junior Participating Preferred Stock, Summary of Stock Purchase Rights and Forms of Right Certificate attached thereto as Exhibit A, B and C, respectively.	S-1/A	000-51222	March 24, 2005	4.03	
10.01	Form of Indemnity Agreement between Registrant and each of its directors and executive officers.	S-1	333-122454	February 1, 2005	10.01	
10.02	1999 Stock Option Plan and related agreements.*	S-1	333-122454	February 1, 2005	10.02	
10.03	2005 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreements.*	S-1/A	000-51222	March 24, 2005	10.03	
10.04	2005 Employee Stock Purchase Plan and form of subscription agreement.*	S-1/A	000-51222	March 24, 2005	10.04	

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	File No.	Date of First Filing	Exhibit Number	
10.05	Exclusive Patent License Agreement dated August 17, 2001 between SM Technologies, LLC and DexCom, Inc.**	S-1/A	000-51222	April 5, 2005	10.09	
10.06	Agreement Regarding Terms of Sale dated May 23, 2003 between AMI Semiconductor, Inc. and DexCom, Inc.**	S-1/A	333-122454	April 5, 2005	10.10	
10.07	Offer letter between DexCom, Inc. and Jorge Valdes dated October 16, 2005.*	10-K	000-51222	February 27, 2006	10.14	
10.08	Office Lease Agreement, dated March 31, 2006, between DexCom, Inc. and Kilroy Realty, L.P.	8-K	000-51222	April 7, 2006	99.01	
10.09	Offer letter between DexCom, Inc. and Steven R. Pacelli dated April 10, 2006.*	8-K	000-51222	April 13, 2006	99.01	
10.10	Collaboration Agreement, dated November 10, 2008 between DexCom, Inc. and Edwards Lifesciences LLC.**	8-K/A	000-51222	January 28, 2009	10.1	
10.11	Amended and Restated Joint Development Agreement, dated January 12, 2009, between DexCom, Inc. and Animas Corporation.**	8-K/A	000-51222	January 28, 2009	10.1	
10.12	OUS Commercialization Agreement, dated January 12, 2009, between DexCom, Inc. and Animas Corporation.**	8-K/A	000-51222	January 28, 2009	10.2	
10.13	Form of Amended and Restated Executive Change of Control & Severance Agreement.*	10-K	000-51222	March 5, 2009	10.20	
10.14	Amended and Restated Offer Letter Agreement dated December 19, 2008 between DexCom, Inc. and Terrance H. Gregg.*	10-K	000-51222	March 5, 2009	10.21	
10.15	Letter Agreement, between Edwards Lifesciences LLC and DexCom, Inc., dated May 5, 2009.	10-Q	000-51222	August 3, 2009	10.22	

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Date of First Filing	Exhibit Number	Provided Herewith
10.16	Non-Exclusive Distribution Agreement, between RGH Enterprises, Inc. and DexCom, Inc., dated April 30, 2008.**	10-Q	000-51222	August 3, 2009	10.23	
10.17	Letter of Amendment of the Amended and Restated Joint Development Agreement, between Animas Corporation and DexCom, Inc., dated July 30, 2009.**	10-Q	000-51222	November 4, 2009	10.24	
10.18	Amendment No. 1 to the Commercialization Agreements, between Animas Corporation and DexCom, Inc., dated July 30, 2009.**	10-Q	000-51222	November 4, 2009	10.25	
10.19	Amended and Restated Development, Manufacturing, Licensing and Supply Agreement, between DSM PTG, Inc. and DexCom, Inc., dated February 19, 2010.**	10-K	000-51222	March 9, 2010	10.25	
10.20	Form of Restricted Stock Unit Award Agreement.	10-Q	000-51222	May 5, 2010	10.26	
10.21	First Amendment to Office Lease between DexCom, Inc. and Kilroy Realty, L.P., dated August 18, 2010.	10-Q	000-51222	November 4, 2010	10.27	
10.22	2005 Equity Incentive Plan, as amended.*	10-Q	000-51222	May 3, 2011	10.25	
10.23	Amendment Number One to Non-Exclusive Distribution Agreement, between RGH Enterprises, Inc. and DexCom, Inc., dated March 29, 2011.**	10-Q/A	000-51222	July 1, 2011	10.26	
10.24	Amendment No. 2 to the OUS Commercialization Agreement, between Animas Corporation and DexCom, Inc., dated June 7, 2011.**	10-Q	000-51222	August 3, 2011	10.27	
10.25	Offer letter between DexCom, Inc. and Kevin Sayer dated May 3, 2011.*	10-Q	000-51222	August 3, 2011	10.28	

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File No.	Date of First Filing	Exhibit Number	Provided Herewith
10.26	Research and Development Agreement, between Roche Diagnostics Operations, Inc. and DexCom, Inc. dated November 1, 2011.**					X
21.01	List of Subsidiaries.					X
23.01	Consent of Independent Registered Public Accounting Firm.					X
24.01	Power of Attorney. (See page 71 of this Form 10-K).					X
31.01	Certification of Chief Executive Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X
31.02	Certification of Chief Financial Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X
32.01	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(b).***					X
32.02	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(b).***					X
101.INS	XBRL Instance Document					
101.SCH	XBRL Taxonomy Extension Schema Document					
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					

* Represents a management contract or compensatory plan.

** Confidential treatment has been requested for certain portions of this document pursuant to an application for confidential treatment sent to the Securities and Exchange Commission. Such portions are omitted from this filing and were filed separately with the Securities and Exchange Commission.

*** This certification is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that DexCom specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DEXCOM, INC.
(Registrant)

Dated: February 23, 2012

By: /s/ JESS ROPER
Jess Roper, Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Terrance Gregg and Jess Roper, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and dates indicated.

Signature	Title	Date
/s/ TERRANCE GREGG **Terrance Gregg**	Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2012
/s/ KEVIN SAYER **Kevin Sayer**	President and Director	February 23, 2012
/s/ JESS ROPER **Jess Roper**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2012
/s/ JONATHAN LORD **Jonathan Lord, M.D.**	Chairman of the Board of Directors	February 23, 2012
/s/ NICHOLAS AUGUSTINOS **Nicholas Augustinos**	Director	February 23, 2012
/s/ MARTIN DOORDAN **Martin Doordan**	Director	February 23, 2012
/s/ BARBARA KAHN **Barbara Kahn**	Director	February 23, 2012
/s/ JAY SKYLER **Jay Skyler, M.D.**	Director	February 23, 2012
/s/ ERIC TOPOL **Eric Topol, M.D.**	Director	February 23, 2012

dexcom™

April 26, 2012

To Our Stockholders:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders of DexCom, Inc. to be held at the Company's offices located at 6310 Sequence Drive, San Diego, California 92121, on May 31, 2012, at 2:00 p.m. local time.

The matters expected to be acted upon at the meeting are described in detail in the following Notice of Annual Meeting of Stockholders and Proxy Statement.

It is important that you use this opportunity to take part in the affairs of DexCom, Inc. by voting on the business to come before this meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN, AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR SUBMIT YOUR PROXY VIA THE INTERNET OR TELEPHONE, SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

We look forward to seeing you at the meeting.

Sincerely,

Terrance H. Gregg
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 31, 2012. THIS PROXY STATEMENT AND OUR ANNUAL REPORT ARE AVAILABLE VIA THE WEBSITE LOCATED AT www.proxyvote.com.

DEXCOM, INC.
6340 Sequence Drive
San Diego, California 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 31, 2012

Dear Stockholder:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders of DexCom, Inc., a Delaware corporation. The meeting will be held on May 31, 2012 at 2:00 p.m. local time at the Company's offices located at 6310 Sequence Drive, San Diego, California 92121, for the following purposes:

1. To elect three Class I directors to hold office until our 2015 Annual Meeting of Stockholders. DexCom's Board of Directors has nominated the following persons for election as Class I directors:

Terrence H. Gregg
Kevin Sayer
Nicholas Augustinos

2. To ratify the selection by the audit committee of our Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012.

3. To hold a non-binding vote on an advisory resolution to approve executive compensation.

4. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The record date for the annual meeting is April 2, 2012. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors

Terrance H. Gregg
Chief Executive Officer

San Diego, California
April 26, 2012

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the proxy accompanying this notice as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the meeting, you must request and obtain a proxy issued in your name from that record holder. You may also submit your proxy via the Internet or telephone as specified in the accompanying Internet and telephone voting instructions.

DEXCOM, INC.
6340 Sequence Drive
San Diego, California 92121

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 31, 2012

QUESTIONS AND ANSWERS

Why am I receiving these proxy materials?

We sent you this proxy statement and the accompanying proxy card because the Board of Directors of DexCom, Inc., or the Board, is soliciting your proxy to vote at its 2012 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the accompanying proxy card.

We mailed this proxy statement, the accompanying proxy card and our annual report on or about April 26, 2012 to all stockholders of record entitled to vote at the annual meeting.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 31, 2012.

The proxy statement and annual report to security holders are available at www.proxyvote.com.

Stockholders may access the proxy statement, proxy card, and our 2011 Annual Report on Form 10-K, including amendments thereto, on the above website.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 2, 2012, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 68,549,519 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If at the close of business on the record date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the accompanying proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If at the close of business on the record date, your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting.

As a beneficial owner, you must provide your broker, bank or other agent with instructions on how to vote the shares in your account in order for your shares to be voted. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent.

What am I voting on?

Stockholders will vote on three items at the annual meeting:

- the election of three Class I directors to hold office until our 2015 Annual Meeting of Stockholders;
- the ratification of the selection by the audit committee of our Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012; and
- an advisory resolution to approve executive compensation.

How do I vote?

For Proposal No. 1, you may vote "For" or "Against" each director nominee or abstain from voting. For Proposals No. 2 and No. 3, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting. Alternatively, you may vote by proxy by using the accompanying proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

Voting Electronically via the Internet or Telephone

In addition to voting in person or by returning the enclosed proxy card, stockholders of record may vote their shares either via the Internet or by telephone. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or by telephone are set forth on the accompanying proxy card. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded.

If your shares are registered in the name of a bank or brokerage, you may also be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms are participating in the Broadridge Investor Communication Services online program, which provides eligible stockholders who receive a paper copy of the proxy statement and related proxy materials the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm participates in Broadridge's program, your voting form from the bank or brokerage firm will provide you with specific instructions for voting your shares. If your voting form does not reference Internet or telephone information, please complete and return the paper proxy card in the self-addressed, postage-paid envelope provided.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you owned as of the close of business on April 2, 2012, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of each of the three nominees for director, "For" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm, and "For" the non-binding advisory vote on executive compensation. If any other matter is properly presented at the meeting, one of the individuals named on your proxy card as your proxy will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors, officers and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors, officers, and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners or pay a proxy solicitor to assist in the solicitation of proxies.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- you may submit another properly completed proxy with a later date;
- you may send a written notice that you are revoking your proxy to our Secretary at 6340 Sequence Drive, San Diego, California 92121; or
- you may attend the annual meeting and vote in person (however, simply attending the meeting will not, by itself, revoke your proxy).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials pursuant to Rule 14a-8 of the Securities and Exchange Commission, a stockholder proposal must be submitted in writing by December 27, 2012, to our Secretary at 6340 Sequence Drive, San Diego, California 92121. If you wish to submit a proposal that is not to be included in next year's proxy materials, your proposal generally must be submitted in writing to the same address no later than March 17, 2013 but no earlier than February 15, 2013. Please review our bylaws, which contain additional requirements regarding advance notice of stockholder proposals. Any submissions not received in the manner described above will not be considered.

How are votes counted?

Votes will be counted by the inspector of elections appointed for the meeting, who, with respect to Proposals No.1, No. 2 and No. 3, will count "For" and "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions and broker non-votes will be counted as present and entitled to vote for the purposes of establishing a quorum, but will not be counted towards the affirmative vote total for any proposal.

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine on which your broker, bank or other agent may vote shares held in street name in the absence of your voting instructions, such as the vote for ratification of our independent registered public accounting firm. On non-discretionary items, such as the vote for election of directors and the non-binding advisory vote on executive compensation, if you do not give instructions to your broker, bank or other agent, the shares will not be voted and will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- Under our Bylaws and our Corporate Governance Principles, directors must be elected by a majority of the votes cast in uncontested elections. This means that the number of votes cast "For" a director nominee must exceed the number of votes cast "Against" that nominee. Abstentions and, if applicable, broker non-votes are not counted as votes "For" or "Against" a director nominee and have no effect on the election of directors. Each current director and any director nominee must, promptly following such person's election or re-election submit to the Board an irrevocable resignation effective upon such person's failure to receive the required vote at the next annual meeting at which they face re-election. Following an uncontested election in which any nominee who does not receive a majority of votes cast "For" his or her election, the Board is required to decide whether to accept such resignation, and it will disclose its decision-making process. In contested elections, the required vote would be a plurality of votes cast. Full details of this policy are set forth in our Corporate Governance Principles, which is available on our website at www.dexcom.com.
- To be approved, each of the following proposals must receive a "For" vote from the majority of shares present and entitled to vote on the matter either in person or by proxy. Abstentions and broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether the following matters have been approved:
    - the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm, and
    - the advisory resolution to approve executive officer compensation.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by stockholders present at the meeting or by proxy. At the close of business on the record date, there were 68,549,519 shares outstanding and entitled to vote. Therefore, in order for a quorum to exist, 34,274,760 shares must be represented by stockholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in a current report on Form 8-K no later than four business days after the date the annual meeting ends.

PROPOSAL 1

ELECTION OF DIRECTORS

As of the date of mailing of this proxy statement, our Board of Directors (the "Board of Directors" or "Board") consists of eight members and is divided into three classes, each of which has a three-year term. Class I currently consists of Terrance H. Gregg, Kevin Sayer and Nicholas Augustinos, Class II currently consists of Jay S. Skyler, Barbara Kahn and Martin Doordan, and Class III currently consists of Jonathan T. Lord and Eric Topol. Three Class I directors are to be elected at this annual meeting to serve until our 2015 Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their death, resignation or removal. The terms of the directors in Classes II and III expire at our 2013 and 2014 Annual Meetings of Stockholders, respectively.

The nominees for Class I directors are Terrance H. Gregg, Kevin Sayer and Nicholas Augustinos. Messrs. Gregg, Sayer and Augustinos are current directors. Mr. Gregg, who is also our Chief Executive Officer, was originally elected by our stockholders to the Board in May 2005, Mr. Sayer, who is also our President, was appointed by the Board in November 2007 and Mr. Augustinos was appointed by the Board in November 2009. Each of Messrs. Gregg, Sayer and Augustinos has agreed to continue to serve as directors if elected, and we have no reason to believe that the nominees will be unable to serve.

Directors are elected by a majority of votes cast in an uncontested election. A majority of the votes cast means that the number of votes cast "For" a director nominee must exceed the number of votes cast "Against" that nominee. In contested elections (an election in which the number of nominees for election as director is greater than the number of directors to be elected) the vote standard would be a plurality of the votes cast.

In accordance with our Corporate Governance Principles (available on our website at www.dexcom.com), the Board will nominate for election only candidates who agree, if elected, to tender, promptly following such person's election or re-election, an irrevocable resignation that will be effective upon (i) such person's failure to receive the required vote at the next annual meeting at which they face re-election, and (ii) the Board's acceptance of such resignation, at which point, any unvested portion of annual equity grants to a director whose resignation becomes effective shall become fully vested. In addition, the Board will fill director vacancies and new directorships only with candidates who agree to tender the same form of resignation promptly following their appointment to the Board. Each of Messrs. Gregg, Sayer and Augustinos has provided an irrevocable resignation. The irrevocable resignations of Messrs. Gregg and Sayer are only applicable to their positions as directors and will not affect their positions as Chief Executive Officer and President, respectively.

If an incumbent director fails to receive the required vote for election, then, within 90 days following certification of the stockholder vote, the Board will disclose its decision-making process and decision regarding whether to accept the director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the SEC. Any director who tenders his or her resignation pursuant to this provision of our Corporate Governance Principles may not participate in the Board action regarding whether to accept the resignation offer.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE ELECTION OF THE NOMINEES NAMED ABOVE.

The following is biographical information as of April 2, 2012 for the nominees for Class I director and each person whose term of office as a Class II or III director will continue after the annual meeting.

Name	Age	Position
Class I Directors		
Terrance H. Gregg	63	Chief Executive Officer ("CEO") and Director
Kevin Sayer	54	President and Director
Nicholas Augustinos	53	Director
Class II Directors		
Martin L. Doordan	68	Director
Barbara E. Kahn	59	Director
Jay S. Skyler, M.D.	65	Director
Class III Directors		
Jonathan T. Lord, M.D.	57	Director
Eric Topol, M.D.	57	Director

Nominees for Election for a Three-year Term Expiring at the 2015 Annual Meeting

Terrance H. Gregg has served on our Board since May 2005, and as our CEO since June 2007. Mr. Gregg concurrently served as our President from June 2007 to June 2011. Since September 2007, Mr. Gregg has served on the board of Taking Control of Your Diabetes ("TCOYD"), a not for profit organization specializing in the diabetes education of patients. From 1999 to June 2007, Mr. Gregg served as a director of Vasogen, Inc., an immunotherapy company focused on heart failure and neurogenerative diseases, and served as its Chairman from 2006 to 2007. From 2004 to 2009, Mr. Gregg served as a Special Venture Partner with Galen Collaborative Capital, a private equity firm. Mr. Gregg has also operated Soleil Partners LLC, formerly THG Consulting LLC, a health care advisory firm since 2002. From July 2002 to September 2004, Mr. Gregg served as a senior advisor to the diabetes business of Medtronic, Inc., a medical technology company. Mr. Gregg served as President and Chief Operating Officer of MiniMed, Inc., a medical technology company focused on insulin pumps for people with diabetes, from October 1996 until its acquisition by Medtronic, Inc. in August 2001, and Mr. Gregg served as a Vice President of Medtronic and President of Medtronic MiniMed after the acquisition until July 2002. Mr. Gregg formerly served as the Chairman of the American Diabetes Association Research Foundation Board. Mr. Gregg received a B.S. from Colorado State University. As our CEO, Mr. Gregg brings to the Board significant senior leadership, industry, technical, and global experience. As CEO, Mr. Gregg has direct responsibility for our strategy and operations.

Kevin Sayer has served on our Board since November 2007, and as our President since June 2011. From April 2007 to December 2010, Mr. Sayer served as Chief Financial Officer of Biosensors International Group, Ltd. ("Biosensors"), a medical technology company developing, manufacturing and commercializing medical devices used in interventional cardiology and critical care procedures. Prior to joining Biosensors from May 2005 to April 2007, Mr. Sayer served as an independent healthcare and medical technology industry consultant. From March 2004 to May 2005, Mr. Sayer was Executive Vice President and Chief Financial Officer of Specialty Laboratories, Inc., a company offering clinical reference laboratory services. From August 2002 to March 2004, Mr. Sayer worked as an independent healthcare and medical technology industry consultant. Mr. Sayer served as Chief Financial Officer of MiniMed, Inc. from May 1994 until it was acquired by Medtronic, Inc. in August 2001. Mr. Sayer served as Vice President and General Manager of Medtronic MiniMed after the acquisition until August 2002. Mr. Sayer is a Certified Public Accountant (inactive) and received his Master's Degree in Accounting and Information Systems concurrently with a B.A., both from Brigham Young University.

Nicholas Augustinos has served on our Board since November 2009. Since November 2011, Mr. Augustinos has worked for Cardinal Health, Inc. as its Senior Vice President for Health Information Services and Strategy. In his current position with Cardinal Health, Mr. Augustinos is responsible for leading Cardinal Health's strategy and presence in the information and healthcare analytics space. From March 2005 through October 2011, Mr. Augustinos worked for Cisco Systems, Inc. ("Cisco"), a networking company. At Cisco, he held various positions, including Director of Cisco's Internet Business Solutions Group, Senior Director, Global Healthcare Solutions Group, and most recently Senior Director of Global Healthcare Operations. From March 2006 to November 2010, Mr. Augustinos held a seat on the Board of Directors of Continua Alliance, a non-profit, open industry coalition of the healthcare and technology companies collaborating to improve the quality of personal healthcare. In June 2011, Mr. Augustinos was appointed to the Board of Directors of the SCAN Foundation, an organization dedicated to advancing the development of a sustainable continuum of quality care for seniors. Having a 27 year career in healthcare and healthcare technology, Mr. Augustinos has broad managerial, consulting and business development experience in the private and public sectors. Mr. Augustinos has worked with a diverse range of leading healthcare delivery systems, healthcare insurers and government organizations globally and brings to the Board significant business and market development experience related to the business issues facing early stage commercialization companies.

Directors Continuing in Office Until the 2013 Annual Meeting

Martin L. "Chip" Doordan has served on our Board since April 2011. From 1994 until his retirement in June 2011, Mr. Doordan served as Chief Executive Officer of Anne Arundel Health System, Inc., a not-for-profit healthcare system based in Annapolis, Maryland that offers a broad range of health care services with over 3,200 employees. Mr. Doordan joined the Anne Arundel Medical Center in 1972 and was named as president of Anne Arundel Medical Center in 1988. Mr. Doordan earned his undergraduate degree from the University of Delaware, and holds a Masters of Arts in Health Care Administration from George Washington University and a Masters of Science from the University of Maryland. With his long tenure leading the growth of a large hospital system, Mr. Doordan brings significant operational experience and insight to the Board.

Barbara Kahn has served on our Board since April 2011. Since January 2011, Dr. Kahn has served as the Patty and Jay H. Baker Professor of Marketing and the Director of the Jay H. Baker Retailing Center at The Wharton School, where she previously served as the Dorothy Silberberg Professor of Marketing from June 1990 to July 2007. Prior to rejoining Wharton, Dr. Kahn served for three and a half years as the Dean and Schein Family Chair Professor of Marketing at the School of Business Administration, University of Miami, Coral Gables, Florida from August 2007 to January 2011. Dr. Kahn received her Ph.D., M.B.A. and M.Phil degrees from Columbia University, and a B.A. in English Literature from the University of Rochester. Through Dr. Kahn's experience in consumer-based research, she provides the Board with senior leadership and critical guidance on issues relating to market and product development.

Jay S. Skyler, M.D., MACP has served on our Board since September 2002. Dr. Skyler is a Professor of Medicine, Pediatrics and Psychology and Deputy Director of the Diabetes Research Institute at the University of Miami in Florida, where he has been employed since 1976. Dr. Skyler also serves as Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases Type 1 Diabetes TrialNet clinical trials network. Dr. Skyler also serves as a director of Amylin Pharmaceuticals, Inc., and served as a director of MiniMed, Inc. until its acquisition by Medtronic, Inc. in 2001. Dr. Skyler received a B.S. from Pennsylvania State University and an M.D. from Jefferson Medical College. As a scholar and educator in the field of endocrinology, Dr. Skyler brings to the Board industry and technical experience directly related to our company's research and development. In addition, Dr. Skyler's board service with other public companies provides cross-board experience.

Director Continuing in Office Until the 2014 Annual Meeting

Jonathan T. Lord, M.D. has served on our Board since May 2008, and as our Chairman since May 2010. Dr. Lord currently serves as the Chief Operating Officer of the Miller School and UHealth-University of Miami Health System. From August 2011 to March 2012, Dr. Lord served as the Chief Innovation Officer at the

University of Miami, Florida, and was also a professor of pathology at the University's Miller School of Medicine. From April 2009 to January 2010, Dr. Lord served as President and Chief Executive Officer of Navigenics, Inc., a privately held healthcare company. From April 2000 to April 2009, Dr. Lord served as Chief Innovation Officer and Senior Vice President at Humana Inc., a health benefits company. From October 1999 to April 2000, Dr. Lord served as President of Health Dialog, a health information provider, and from April 1997 to October 1999, he served as Chief Operating Officer of the American Hospital Association, a national organization representing hospitals, health care networks and their patients. Dr. Lord also serves as a director of Stericyle, Inc., a publicly-traded company, and Veracyte, a privately held company. Dr. Lord received a B.S. degree in chemistry and a M.D. degree from the University of Miami. Through Dr. Lord's experience in healthcare technology and insurance, he provides the Board with senior leadership and critical guidance on issues relating to technology, market and commercial development.

Eric Topol, M.D. has served on our Board since July 2009. Since January 2007, Dr. Topol has served as the Director of the Scripps Translational Science Institute, a National Institutes of Health funded program of the Clinical and Translational Science Award Consortium. He is Professor of Translational Genomics at the Scripps Research Institute, the Chief Academic Officer of Scripps Health, and a senior consulting cardiologist at Scripps Clinic. Prior to Scripps, Dr. Topol served on the faculty of Case Western Reserve University as a professor in genetics, chaired the Department of Cardiovascular Medicine at Cleveland Clinic for 15 years and founded the Cleveland Clinic Lerner College of Medicine. Dr. Topol served on the Scientific Advisory Board of Cardionet, Inc., and currently serves on the Board of Directors of Volcano Corporation, a publicly-traded company, and Sotera Wireless, Inc., a privately held company. Since April 2009, he has served as the Vice-Chairman and Founding Board Member of the Gary and Mary West Wireless Health Institute. As a practicing physician, academic and thought leader in wireless healthcare technologies, Dr. Topol is uniquely situated to provide the Board with guidance on its technology, clinical and market development.

CORPORATE GOVERNANCE

Independence of the Board of Directors and its Committees

As required under NASDAQ listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board. Our Board of Directors consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable NASDAQ listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, our Board of Directors has affirmatively determined that all of our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for Mr. Gregg, our Chief Executive Officer, and Mr. Sayer, our President. In making its independence determinations, the Board reviewed transactions and relationships between the director, or any member of his or her immediate family, us or one of our subsidiaries or affiliates, and our independent registered public accounting firm based on information provided by the director, our records and publicly available information. Specifically, the Board considered the following types of relationships and transactions: (i) principal employment of and other public company directorships held by each non-employee director; (ii) contracts or arrangements that are ongoing or which existed during any of the past three fiscal years between us and/or our subsidiaries or affiliates and any entity for which the non-employee director, or his or her immediate family member, is an executive officer or greater-than-10% stockholder; and (iii) contracts or arrangements that are ongoing or which existed during any of the past three fiscal years between us and/or our subsidiaries or affiliates and any other public company for which the non-employee director serves as a director.

As required under applicable NASDAQ listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our Board of Directors are comprised entirely of directors determined by the Board to be independent within the meaning of applicable NASDAQ listing standards.

Our Board of Directors is led by an independent Chairman, Dr. Jonathan Lord, who assumed the role of Chairman on May 19, 2010. Our Chief Executive Officer, Mr. Terrance Gregg, and our President, Mr. Sayer, are the only members of the Board who are not independent directors. In accordance with applicable NASDAQ listing standards and as required by SEC rules and regulations, all committees of our Board of Directors are made up entirely of independent directors. We believe that this leadership structure facilitates the accountability of our Chief Executive Officer to the Board of Directors, strengthens the Board's independence from management and ensures that the independent directors maintain proper oversight of management. In addition, separation of the office of Chairman allows Mr. Gregg to focus on his duties as Chief Executive Officer. We do not have a formal policy requiring separation of the Chief Executive Officer and Chairman roles, and we may reconsider our leadership structure from time to time based on considerations at that time.

Board of Directors' Role in Risk Oversight

Management continually monitors the material risks we face, including financial risk, strategic risk, operational risk, and legal and compliance risk. The Board of Directors is responsible for exercising oversight of management's identification and management of, and planning for, those risks. In fulfilling this oversight role, our Board of Directors focuses on understanding the nature of our enterprise risks, including our operations and strategic direction, as well as the adequacy of our risk management process and overall risk management system. Our Board of Directors performs these functions in a number of ways, including the following:

- at its regularly scheduled meetings, the Board of Directors receives management updates on our business operations, financial results, compliance committee activities, and strategy and discusses risks related to the business;

- the audit committee assists the Board of Directors in its oversight of risk management by discussing with management our guidelines and policies regarding financial and enterprise risk management, including major risk exposures, and the steps management has taken to monitor and mitigate such exposures; and
- through management updates and committee reports, the Board monitors our risk management activities, including the enterprise risk management process, risks relating to our compensation programs, and financial and operational risks.

Information Regarding the Board of Directors and its Committees

Our Board of Directors has an audit committee, a compensation committee and a nominating and governance committee. The following is membership and meeting information for each of these committees during the fiscal year ended December 31, 2011, as well as a description of each committee and its functions.

Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Terrance H. Gregg			
Kevin Sayer(1)			
Nicholas Augustinos	X		X
Martin L. Doordan(2)		X	X
Barbara E. Kahn(3)	X		
Jonathan T. Lord, M.D.	X*	X	
Jay S. Skyler, M.D.		X	X*
Eric Topol, M.D.		X*	X
Total meetings in fiscal year 2011	8	4	4

* Committee Chairperson

(1) On June 1, 2011, Mr. Sayer was appointed to the position of President of DexCom. In connection with his appointment as President, Mr. Sayer resigned as Chairman of the Audit Committee of the Board of Directors.

(2) Mr. Doordan was appointed to the Board of Directors in April 2011. At the time of his appointment to the Board of Directors, Mr. Doordan joined the Compensation Committee and Nominating and Governance Committee.

(3) Dr. Kahn was appointed to the Board of Directors in April 2011. At the time of her appointment to the Board of Directors, Dr. Kahn joined the Audit Committee.

Audit Committee

The audit committee operates pursuant to a written charter that is available on our website at *http://www.dexcom.com.* The audit committee reviews and evaluates our financial statements, accounting practices and our internal accounting procedures, selects and engages our independent registered public accounting firm and reviews the results and scope of the audit and other services provided by our independent registered public accounting firm.

Audit Committee Financial Experts. Our Board of Directors has determined that Dr. Lord qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission ("SEC"), rules. In addition, each member of our audit committee possesses the financial qualifications required of audit committee members set forth in the rules and regulations of the NASDAQ Global Select Market. The Board made a qualitative assessment of the committee members' level of knowledge and experience based on a number of factors, including formal education and experience.

Compensation Committee

The compensation committee operates pursuant to a written charter that is available on our website at *http://www.dexcom.com.* The compensation committee reviews and determines the compensation and benefits of our executive officers, reviews and recommends to our Board the compensation for our non-employee directors, reviews annually and recommends to our Board cash-based and equity-based incentive compensation under our equity compensation and employee benefits plans and reviews our general policies relating to compensation and benefits. See "Executive Compensation—Compensation Discussion and Analysis" later in this proxy statement for information concerning the committee's role, processes and activities in overseeing executive compensation.

Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Compensation Committee Policies and Procedures. The compensation committee reviews management's recommendations for compensation and benefits for executive officers. The compensation committee reviews and determines the amount and composition of executive compensation to be paid to the executive officers, including the CEO.

The compensation committee annually reviews and evaluates base salary and bonuses for all executive officers, and in conducting such reviews, places primary consideration upon the recommendations by the CEO, along with the rationale for such recommendations, with the exception of the compensation review of the CEO himself. The CEO does not participate in the compensation committee's review or decision as to his compensation package. In establishing individual compensation levels, the compensation committee considers our overall strategic objectives and performance, our stock performance, peer group comparisons and individual performance. No formula is used to determine an executive's salary. Our overall performance and the achievement of financial and business objectives are considered.

Management's Role in the Compensation-Setting Process. Management, including our named executive officers, plays some role in the compensation-setting process. The most significant aspects of management's role are evaluating employee performance, assisting in establishing performance targets and objectives, and recommending salary levels and equity awards. The CEO works with the compensation committee in establishing the agenda for compensation committee meetings. Management also prepares meeting information for each compensation committee meeting.

Use of Compensation Consultants. The compensation committee has in the past engaged compensation consultants to conduct a review and analysis of how our compensation practices compare with our peer group of companies, including during 2006, 2007, 2009 and 2011.

Nominating and Governance Committee

The nominating and governance committee operates pursuant to a written charter that is available on our website at *http://www.dexcom.com.* The nominating and governance committee makes recommendations to our Board of Directors concerning candidates for election to our Board of Directors and oversees our compliance activities and other corporate governance matters.

The nominating and governance committee considers director nominees recommended by sitting directors, officers, employees, stockholders and others using the same criteria to evaluate all candidates. The nominating and governance committee reviews each candidate's qualifications, including whether a candidate possesses any of the specific qualities and skills desirable in certain members of the Board. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate. Upon selection of a qualified candidate, the nominating and governance committee recommends the candidate for consideration by the full Board. The nominating and governance committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees, but has not done so to date.

Nominees for the Board should be committed to enhancing long-term stockholder value and must possess a high level of personal and professional ethics, sound business judgment and integrity. The Board's policy is to encourage selection of directors who will contribute to our overall corporate goals: responsibility to our stockholders, technology leadership in diabetes care, effective execution, high customer satisfaction and superior employee working environment. The nominating and governance committee may from time to time review the appropriate skills and characteristics required of Board members, including such factors as personal skills, diversity and professional experience in diabetes care, medical technology, finance, marketing, international business, financial reporting and other areas that are expected to contribute to an effective board of directors. In evaluating potential candidates for the Board, the nominating and governance committee considers these factors in the light of the specific needs of the Board at that time. While we do not have a formal policy with regard to the consideration of diversity in identifying director nominees, the nominating and governance committee strives to nominate directors with a variety of complementary skills so that, as a group, the Board will possess the appropriate talent, skills, and expertise to oversee our business effectively. Board members are expected to prepare for, attend and participate in meetings of the Board and committees on which they serve, and are strongly encouraged to attend our annual meetings of stockholders.

The nominating and governance committee will consider director candidates recommended by stockholders. The nominating and governance committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the nominating and governance committee to become nominees for election to the Board at an annual meeting of stockholders must do so in accordance with the procedures set forth in "When are stockholder proposals due for next year's annual meeting?" on page 3 of this proxy statement. Each submission must set forth: the name and address of the stockholder on whose behalf the submission is made; the number of our shares that are owned beneficially by such stockholder as of the date of the submission; the full name of the proposed candidate; a description of the proposed candidate's business experience for at least the previous five years; complete biographical information for the proposed candidate; and a description of the proposed candidate's qualifications as a director. To date, the nominating and governance committee has not received a director nominee from a stockholder or stockholders holding more than five percent of our voting stock.

Meetings of the Board of Directors and Board and Committee Member Attendance

Our Board of Directors met eight times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively. We encourage all of our directors and nominees for director to attend our annual meeting of stockholders. Directors who attended our annual meeting of stockholders in 2011 included Terrance H. Gregg, Nicholas Augustinos, Martin L. Doordan, Jonathan T. Lord, M.D., Kevin Sayer, Jay S. Skyler, M.D. and Eric Topol, M.D.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our Board of Directors or our compensation committee.

Code of Business Conduct and Ethics

We have adopted a Code of Conduct and Ethics for Employees and Directors that applies to all of our officers, directors and employees. We have also adopted an additional written code of ethics, the Code of Conduct and Ethics for Chief Executive Officer and Senior Finance Department Personnel, for financial employees that applies to our principal executive officer, principal financial officer, chief operating officer, principal accounting officer, controller and other employees of the finance department designated by our Chief Financial Officer ("CFO"). These codes are available on our website at *http://www.dexcom.com*. If we make any substantive amendments to the codes or grant any waiver from a provision of the codes to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by NASDAQ listing standards or applicable law.

In addition, the key practices and procedures of the Board are outlined in the Corporate Governance Principles available on our website at www.dexcom.com.

Stockholder Communications with the Board of Directors

Should stockholders wish to communicate with the Board, such correspondences should be sent to the attention of the Secretary, at 6340 Sequence Drive, San Diego, California 92121. Our Secretary will forward the communication to the Board. We do not have a formal process by which stockholders may communicate directly with members of our Board of Directors. We believe that an informal process, in which any communication sent to the Board of Directors in care of the Secretary is generally to be forwarded to the Board of Directors, serves the needs of the Board and our stockholders.

DIRECTOR COMPENSATION

Annual Retainers Paid to Directors. During 2011, each of our non-employee directors was entitled to receive an annual retainer with a value equal to $30,000. The Chairman of the Board, the Chairman of the audit committee, the Chairman of the compensation committee and the Chairman of the nominating and governance committee also received additional annual retainers with values equal to $10,000, $20,000, $15,000 and $10,000, respectively. Consistent with our philosophy to conserve our cash resources, directors were paid annual retainers and applicable chairmanship retainers through grants of restricted stock units with values correlating to the amounts set forth above during 2011. All of our directors, including our non-employee directors, are reimbursed for their reasonable expenses in attending Board of Directors and committee meetings.

Equity Awards Granted to Directors. Under our 2005 Equity Incentive Plan, our Board has discretion to determine the value and number of equity awards granted to non-employee directors from time to time. For 2011, other than the Chairman of the Board, each of our non-employee directors received an annual grant of restricted stock units with a fair value equivalent to $125,000 at the date of grant. The Chairman of the Board received an annual restricted stock unit grant with a fair value equivalent to $150,000 at the date of grant. Each restricted stock unit grant to our directors vests in one annual installment twelve months after the date of grant. Annual grants to our non-employee directors are made on the date of the annual meeting of stockholders. Incoming non-employee directors receive a one-time equity grant with a fair value of $300,000 at the date of grant, which grant vests over a thirty-six month period in three equal annual installments. Vesting of outstanding equity awards held by directors is accelerated in full upon a change of control of DexCom.

Director Compensation Table

The following table provides information for 2011 regarding all compensation awarded to, earned by or paid to each person who served as a director for some portion or all of 2011. Other than as set forth in the table and the narrative that follows it, to date we have not paid any fees to or, except for reasonable expenses for attending Board and committee meetings, reimbursed any expenses of our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors.

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Total
Nicholas Augustinos	$—	$155,006	$155,006
Martin L. Doordan(3)	—	330,004	330,004
Terrance Gregg(4)	—	—	—
Barbara E. Kahn(3)	—	330,004	330,004
Jonathan Lord, M.D.	—	210,009	210,009
Kevin Sayer(4)	—	—	—
Jay S. Skyler, M.D.	—	165,009	165,009
Eric Topol, M.D.	—	170,011	170,011

(1) Consistent with our philosophy to conserve our cash resources, our non-employee directors were issued restricted stock units as compensation for their annual retainers, and did not receive any cash compensation in 2011.

(2) These amounts reflect the grant date fair value of restricted stock units granted during 2011, computed in accordance with FASB ASC Topic 718. For a discussion of our valuation assumptions, see Notes 1 and 8 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on February 23, 2012. As of December 31, 2011, Mr. Augustinos had options outstanding for 69,384 shares and 10,165 unvested restricted stock units, Mr. Doordan had 21,641 unvested restricted stock units, Mr. Gregg had options outstanding for 1,676,890 shares and 198,048 unvested restricted stock units, none of which restricted stock units were received as compensation while a director, Ms. Kahn had 21,641 unvested restricted stock units, Dr. Lord had options outstanding for 138,865 shares and 13,772 unvested restricted stock units, Mr. Sayer had options outstanding for 150,919 shares and 98,886 unvested restricted stock units, none of which restricted stock units were received as compensation while a director, Dr. Skyler had options outstanding for 164,160 shares and 10,821 unvested restricted stock units, and Dr. Topol had options outstanding for 98,706 shares and 11,149 unvested restricted stock units.

(3) Ms. Kahn and Mr. Doordan were each appointed to the board of directors in April 2011 and received a one-time restricted stock unit grant with fair value of $300,000 at the date of grant, which grant vests monthly over a thirty-six month period in three equal annual installments.

(4) Mr. Gregg and Mr. Sayer received no compensation for their service as directors.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our Board of Directors has engaged Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012 and is seeking ratification of such selection by our stockholders at the annual meeting. Ernst & Young LLP has audited our financial statements since 1999. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the audit committee is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in our best interests and the best interests of our stockholders.

To be approved, the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. Abstentions and broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

The following table provides information regarding the fees billed to us by Ernst & Young LLP, our independent registered public accounting firm, for the fiscal years ended December 31, 2011 and 2010. All fees described below were approved by the audit committee.

	Fiscal Year Ended December 31,	
	2011	**2010**
Audit Fees(1)	$571,795	$638,469
Tax Fees(2)	15,000	47,500
Other Fees(3)	5,000	—
Total Fees	$591,795	$685,969

(1) Represents fees for services rendered for the audit and/or reviews of our financial statements and the assessment of our internal control over financial reporting. Also includes fees for services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (for example, comfort letters and consents).

(2) Represents fees related to Code Section 382 tax studies.

(3) Represents consulting fees related to general, non-audit related accounting issues.

Pre-Approval Policies and Procedures

The audit committee pre-approves all audit and non-audit services provided by the independent registered public accounting firm. This policy is set forth in the charter of the audit committee that is available at *www.dexcom.com.*

The audit committee considered whether the non-audit services rendered by Ernst & Young LLP were compatible with maintaining Ernst & Young LLP's independence as the independent registered public accounting firm for auditing our consolidated financial statements and concluded they were.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE *FOR* THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of DexCom under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The primary purpose of the audit committee is to oversee DexCom's financial reporting processes on behalf of the Board of Directors. The audit committee's functions are more fully described in the audit committee charter, which is available on DexCom's website at *http://www.dexcom.com*. Management has the primary responsibility for DexCom's financial statements and reporting processes, including its systems of internal controls. In fulfilling its oversight responsibilities, the audit committee reviewed and discussed with management DexCom's audited financial statements as of and for the fiscal year ended December 31, 2011.

The audit committee reviewed with Ernst & Young LLP such matters as are required to be discussed with the audit committee under generally accepted auditing standards, including the matters required to be discussed by Statement on Auditing Standards No. 114, The Auditor's Communication with Those Charged with Governance, issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. In addition, the audit committee discussed with Ernst & Young LLP their independence, and received from Ernst & Young LLP the written disclosures and the letter required by Ethics and Independence Rule 3526 of the Public Company Accounting Oversight Board. Finally, the audit committee discussed with Ernst & Young LLP, with and without management present, the scope and results of Ernst & Young LLP's audit of such financial statements, their evaluations of DexCom's internal controls, and the overall quality of DexCom's financial reporting.

Based on these reviews and discussions, the audit committee has recommended to the Board of Directors that such audited financial statements be included in DexCom's annual report on Form 10-K for the year ended December 31, 2011 for filing with the Securities and Exchange Commission. The audit committee also has engaged Ernst & Young LLP as DexCom's independent registered public accounting firm for the fiscal year ending December 31, 2012 and is seeking ratification of such selection by the stockholders.

Audit Committee

Jonathan Lord, M.D. (chair)
Nicholas Augustinos
Barbara Kahn

PROPOSAL NO. 3

Advisory Vote on Executive Compensation

This matter is being submitted to enable stockholders to express views on the design and effectiveness of our executive compensation program. Our goal for our executive compensation program is to support our key strategic and financial goals, and to attract, motivate and retain a talented, entrepreneurial and creative team of executives who will provide leadership for our success. Our executive compensation program seeks to accomplish these goals in a way that rewards performance and is aligned with our stockholders' long-term interests. We believe that our executive compensation program, which minimizes base salary cash compensation relative to our peer group of companies as we work towards profitability, and emphasizes long-term equity awards as well as achievement of various financial and operational goals, satisfies this objective and is strongly aligned with the long-term interests of our stockholders.

The Compensation Discussion and Analysis, beginning on page 24 of this proxy statement, describes our executive compensation program and the decisions made by the Compensation Committee in 2011 in more detail. Highlights of the program include the following:

- We froze 2011 base annual salary for our CEO, COO and CTO and increased the base annual salary for our CFO by just 2.4% as part of our goal to conserve cash;
- We shifted a greater proportion of potential cash compensation to our annual cash incentive award program which awards are paid only upon achievement of various financial and operational goals; and
- We maintained equity compensation at approximately the 75th percentile of our peer group to be consistent with the philosophy to favor equity compensation and conserve cash.

We believe the compensation program for our named executive officers is an important component of our strong performance. In 2011, our product revenue grew to $65.9 million, representing an increase of $25.7 million, or 64%, over the prior year.

We are requesting stockholders to cast a non-binding advisory vote on the following resolution:

RESOLVED, that the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative disclosures that accompany the compensation tables) is hereby APPROVED.

As an advisory vote, this proposal is not binding upon us. However, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE FOR PROPOSAL NO. 3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information as to the beneficial ownership of our common stock as of April 2, 2012:

- each stockholder known by us to be the beneficial owner of more than 5% of our common stock;
- each of our directors;
- each named executive officer as set forth in the summary compensation table below; and
- all executive officers and directors as a group.

The percentage of shares beneficially owned is based on 68,549,519 shares of common stock outstanding as of April 2, 2012. Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless indicated above, the persons and entities named below have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable and restricted stock units that will vest within 60 days of April 2, 2012 are deemed to be outstanding and to be beneficially owned by the person holding the options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each listed stockholder is c/o DexCom, Inc., 6340 Sequence Drive, San Diego, California 92121.

	Shares of Common Stock Beneficially Owned	
Beneficial Owner	**Number**	**Percentage**
Directors and Named Executive Officers		
Nicholas Augustinos(1)	79,846	*
Martin L. Doordan(2)	12,525	*
Terrance H. Gregg(3)	2,439,720	3.5%
Barbara E. Kahn(4)	8,525	*
Jonathan T. Lord, M.D.(5)	227,720	*
Steven R. Pacelli(6)	625,313	*
Jess Roper(7)	234,951	*
Kevin Sayer(8)	202,126	*
Jay S. Skyler, M.D.(9)	349,043	*
Eric Topol, M.D.(10)	116,125	*
Jorge Valdes(11)	644,456	*
All directors and executive officers as a group (15 persons)(12)	6,015,490	8.2%
All 5% Stockholders		
Entities affiliated with Federated Investors, Inc.(13)	4,876,053	7.1%
Entities affiliated with Waddell & Reed Financial(14)	4,590,500	6.7%
Entities affiliated with The TCW Group, Inc.(15)	4,477,527	6.5%
Entities affiliated with Frontier Capital Management Co., LLC(16)	4,220,335	6.2%
Entities affiliated with Franklin Resources, Inc.(17)	3,496,922	5.1%

* Represents less than 1% of the outstanding shares of our common stock.

(1) Represents options to purchase 58,360 shares of our common stock that are exercisable and 10,165 restricted stock units that vest, each within 60 days of April 2, 2012, and 11,321 shares held directly by Mr. Augustinos.

(2) Represents 8,525 restricted stock units that vest within 60 days of April 2, 2012, and 4,000 shares held directly by Mr. Doordan.

(3) Represents options to purchase 1,641,159 shares of our common stock that are exercisable and 28,437 restricted stock units that vest, each within 60 days of April 2, 2012, as well as 770,124 shares held directly by Mr. Gregg.

(4) Represents 8,525 restricted stock units that vest within 60 days of April 2, 2012.

(5) Represents options to purchase 138,865 shares of our common stock that are exercisable and 13,772 restricted stock units that vest, each within 60 days of April 2, 2012, as well as 75,083 shares held directly by Dr. Lord.

(6) Represents options to purchase 588,075 shares of our common stock that are exercisable within 60 days of April 2, 2012, as well as 37,238 shares held directly by Mr. Pacelli.

(7) Represents options to purchase 212,546 shares of our common stock that are exercisable within 60 days of April 2, 2012, as well as 17,405 shares held directly by Mr. Roper, and 5,000 shares held by Mr. Roper's spouse.

(8) Represents options to purchase 150,919 shares of our common stock that are exercisable and 32,633 restricted stock units that vest, each within 60 days of April 2, 2012 as well as 18,574 shares held directly by Mr. Sayer.

(9) Represents options to purchase 164,160 shares of our common stock that are exercisable and 10,821 restricted stock units that vest, each within 60 days of April 2, 2012, as well as 154,062 shares held directly by Dr. Skyler, and 20,000 shares held by various trusts in which Dr. Skyler is a trustee. Dr. Skyler disclaims beneficial ownership of the shares held in the various trusts in which he is a trustee, except to the extent that he is the beneficiary of any of such trusts.

(10) Represents options to purchase 93,655 shares of our common stock that are exercisable and 11,149 restricted stock units that vest, each within 60 days of April 2, 2012, as well as 11,321 shares held directly by Dr. Topol.

(11) Represents options to purchase 588,075 shares of our common stock that are exercisable within 60 days of April 2, 2012, as well as 24,509 shares held directly by Mr. Valdes and 31,872 shares held by Valdes-Lopez-Calleja Family Trust, Dated May 18, 2011, with respect to which Mr. Valdes is the trustee. Mr. Valdes disclaims beneficial ownership of the shares held in the trust in which he is the trustee, except to the extent that he is the beneficiary of such trust.

(12) Represents options to purchase 4,578,715 shares of our common stock that are exercisable and 124,027 restricted stock units that vest, each within 60 days of April 2, 2012 as well as a total of 1,312,748 shares held directly by the directors and officers.

(13) Represents shares held by Federated Investors, Inc. according to its Schedule 13G/A filing made on February 9, 2012. The address of Federated Investors, Inc. is Federated Investors Tower, Pittsburgh, PA 15222.

(14) Represents shares held by Waddell & Reed Financial, Inc. according to its Schedule 13G filing made on February 14, 2012. The address of Waddell & Reed Financial, Inc. is 6300 Lamar Ave., Overland Park, KS 66202-4200.

(15) Represents shares held by The TCW Group, Inc., on behalf of the TCW Business Unit according to its Schedule 13G/A filing made on February 9, 2012. The address of The TCW Group, Inc., on behalf of the TCW Business Unit is 865 South Figueroa Street, Los Angeles, CA 90017.

(16) Represents shares held by Frontier Capital Management Co., LLC according to its Schedule 13G/A filing made on February 14, 2012. The address of Frontier Capital Management Co., LLC is 99 Summer Street, Boston, MA 02110.

(17) Represents shares held by Franklin Resources, Inc. according to its Schedule 13G filing made on February 7, 2012. The address of Franklin Resources, Inc. is One Franklin Parkway, Building 920, San Mateo, CA 94403.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2011, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

EXECUTIVE OFFICERS

The following is biographical information as of April 2, 2012 for our executive officers with the exception of our Chief Executive Officer and President who are discussed above.

Name	Age	Position
Jess Roper	47	Vice President and CFO
Andrew K. Balo	64	Senior Vice President of Clinical and Regulatory Affairs
Richard Doubleday	49	Vice President of Sales
John Lister	37	Vice President of Legal Affairs
Jeffrey Moy	51	Senior Vice President of Operations
Steven R. Pacelli	40	Chief Operating Officer ("COO")
Jorge Valdes	50	Chief Technical Officer ("CTO")

Jess Roper has served as our Vice President and CFO since March 2008. Mr. Roper joined us in March 2005 as Director of Finance and served as interim Chief Financial Officer from July 2007 to February 2008. From December 2003 to March 2005, Mr. Roper served initially as Director of Finance and subsequently as Controller for SeraCare Life Sciences, Inc., a manufacturer of plasma-based products. From September 2002 to December 2003, Mr. Roper served as Accounting Manager for Nanogen, Inc., a developer of diagnostic products. Mr. Roper previously served as an auditor with PricewaterhouseCoopers, and a Bank and Information Systems Examiner with the Office of the Comptroller of the Currency. Mr. Roper received a B.S. in Finance and an M.S. in Corporate Accountancy from San Diego State University. Mr. Roper is a licensed Certified Public Accountant.

Andrew K. Balo has served as our Senior Vice President of Clinical and Regulatory Affairs since March 2008, and from February 2002 to March 2008, served as our Vice President of Clinical and Regulatory Affairs. From June 1999 to February 2002, Mr. Balo served as Vice President, Regulatory and Clinical Affairs of Innercool Therapies, Inc., a medical technology company. Mr. Balo received a B.S. from the University of Maryland.

Richard Doubleday has served as our Vice President of Sales since June 2009. From May 1988 to June 2009, Mr. Doubleday served in various roles for Johnson & Johnson, Inc. ("J&J"), including Director of Marketing for J&J subsidiary Animas Corporation, a manufacturer of insulin pumps, from July 2006 to June 2009, and Field Sales Director for J&J subsidiary LifeScan, Inc., a manufacturer of blood glucose monitoring systems, from August 2002 to October 2005. Mr. Doubleday received a B.A. from Michigan State University.

John Lister has served as our Vice President of Legal Affairs since May 2009. From January 2008 to May 2009, Mr. Lister served as our Director of Legal Affairs. Mr. Lister served as a corporate attorney for Fenwick & West LLP from June 2004 to January 2008, where he specialized in corporate finance, mergers and acquisitions, corporate compliance and general business matters for life sciences and technology companies. Mr. Lister received a B.A. from Claremont McKenna College, and a J.D. from the University of San Francisco. Mr. Lister is a member of the State Bar of California.

Jeffrey Moy has served as our Senior Vice President of Operations since January 2011, and previously served as our Vice President of Operations from September 2008 to January 2011. Previously, Mr. Moy served as our Senior Director of Manufacturing from September 2007 to September 2008. From April 2004 to August 2007, Mr. Moy served as Senior Director of Manufacturing for Biosite, Inc., a manufacturer of diagnostic products for laboratory medicine. Mr. Moy received a B.S. from the University of Pennsylvania and a Masters in Engineering from Cornell University.

Steven R. Pacelli has served as our Chief Operating Officer since June 2010, and previously served as our Chief Administrative Officer from December 2008 to June 2010. Previously, Mr. Pacelli served as our Senior Vice President of Corporate Affairs from July 2007 to December 2008, and as our Vice President of Legal

Affairs from April 2006 to July 2007. From March 2003 to April 2006, Mr. Pacelli served as a corporate attorney with Stradling Yocca Carlson & Rauth where he specialized in public and private finance, mergers and acquisitions and general corporate matters for life sciences and technology companies. From February 2001 to March 2003, Mr. Pacelli served as Vice President of Corporate Development, Secretary and General Counsel of Axcelerant, Inc., a provider of secure managed business network services. From January 2000 to January 2001, Mr. Pacelli served as Vice President, Secretary and General Counsel of Flashcom, Inc., a provider of consumer broadband DSL services. Mr. Pacelli received a B.A. from the University of California, Los Angeles and a J.D. from the University of Virginia. Mr. Pacelli is a member of the State Bar of California.

Jorge Valdes has served as our Chief Technical Officer since June 2010, and previously served as our Senior Vice President of Operations from July 2007 to June 2010, and from November 2005 to July 2007, served as our Vice President of Engineering. From July 1999 to March 2005, Mr. Valdes served as Vice President of Engineering at Advanced Fibre Communications ("AFC") a provider of broadband access solutions. Mr. Valdes also served as General Manager for the fiber to the premise ("FTTP") business unit of AFC beginning in May 2004. Mr. Valdes received a B.S. and an M.B.A. from the University of Miami, Florida.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation committee of the Board of Directors has principal responsibility for establishing, implementing and continually monitoring adherence to our compensation philosophy and objectives. The committee's duties include evaluating the performance and advising the Board on the compensation of our Chief Executive Officer, and setting the compensation of our other executive officers and directors, as well as performing oversight of our compensation arrangements, plans, policies and programs for employees generally.

General Objectives and Philosophy

Our compensation philosophy for all employees, including our executive officers, is to ensure that our compensation program:

- supports our key strategic and financial goals;
- relates directly to our corporate performance;
- appropriately manages compensation related risk within the context of our business strategies; and
- provides a total compensation package that is competitive and enables us to attract, motivate, reward and retain executive officers and employees.

Different compensation elements are geared to reward short and longer-term performance with a common goal of increasing value for our key constituencies—patients, healthcare providers, stockholders and our employees. We believe that the compensation of our executive officers and employees should reflect our performance as an organization, and their performance as individuals, in attaining key financial and operating objectives established by our Board of Directors. In addition, we strive to promote an ownership mentality among our executive officers and employees, which we believe is best achieved through our equity incentive programs. As a company operating at an early stage of commercialization, we have not yet become profitable. Accordingly, as an essential part of our efforts to achieve profitability, we endeavor to conserve our cash resources. To that end, one important aspect of our overall compensation philosophy is to minimize cash compensation relative to our peer group of companies in favor of equity compensation, which we believe best aligns the interests of our employees with our stockholders. Above all, we intend to ensure that our compensation program is perceived as fundamentally fair to all key constituencies.

Fiscal 2011 Compensation Overview

Although it was anticipated that fiscal 2011 would be a difficult year for the economy, we nevertheless expected our business to achieve:

- substantial increases in product revenue;
- a decrease to our operating loss; and
- various operating goals to maintain and advance our technology advantage and commercial development.

When designing our fiscal 2011 executive officer compensation program, the compensation committee considered our fiscal 2011 budget, as well as the goals set forth above. As a result, with respect to our program of annual and long-term compensation, the compensation committee:

- froze 2011 base annual salary for our CEO, COO and CTO and increased the base annual salary for our CFO by just 2.4% as part of our goal to conserve cash;
- shifted a greater proportion of potential cash compensation to our annual cash incentive award program which awards are paid only upon achievement of various financial and operational goals; and
- maintained equity compensation at approximately the 75th percentile of our peer group to be consistent with the philosophy to favor equity compensation and conserve cash.

We believe the compensation program for the named executive officers was instrumental in helping us achieve strong performance in 2011. Our product revenue grew to approximately $65.9 million in 2011 from $40.2 million in 2010, representing an increase of $25.7 million or 64% over the prior year.

Role of Management

Management provides data, analyses, input and recommendations to the compensation committee through our CEO. Our CEO, with the support of management representatives from finance, legal and human resources, provides input on various values for the compensation committee to consider when determining each element of compensation. The compensation committee gives significant weight to our CEO's and President's evaluation of each named executive officer's performance and recommendations of appropriate compensation (other than their own). The compensation committee reviews such assessments and recommendations; however, the compensation committee's decisions are made by the compensation committee in its sole discretion, and outside of the presence of any impacted executive officers.

Stockholder Advisory Vote on Executive Compensation

At our 2011 annual general meeting, our stockholders expressed strong support for our executive compensation program, with approximately 88.5% of votes cast in favor of the advisory vote proposal. When designing our 2012 executive compensation program, the compensation committee considered, among other things, the vote results from our 2011 annual meeting. After careful consideration, the compensation committee determined not to make any significant changes to the design of our executive compensation program for 2012 as a result of our 2011 advisory vote.

Compensation Consultant Engagement

In September 2009, we retained the services of Compensia, Inc. Compensia was charged, among other things, with conducting a competitive assessment of our executive compensation. In addition to talking to members of our compensation committee and participating in meetings of the compensation committee, Compensia analyzed publicly available compensation related data and worked with our CEO to obtain historical data and insight into our previous compensation practices. In preparing its analysis, Compensia utilized a peer group of publicly traded companies consisting of firms directly comparable in size and industry to ours, and who are direct competitors to us for valued employees in the medical technology business. The companies in this peer group are in similar stages of their business lifecycle within the medical technology sector, and have similar annual revenue performance, market capitalizations, or headcounts. Our peer group for 2011 included the following companies:

Abaxis, Inc.

Abiomed, Inc.

ATS Medical, Inc.

Conceptus, Inc.

Cutera, Inc.

Genoptix, Inc.

Hansen Medical, Inc.

Home Diagnostics, Inc.

Insulet Corporation

NuVasive, Inc.

Orthovita, Inc.

Palomar Medical Technologies, Inc.

Somanetics Corporation

Stereotaxis, Inc.

Volcano Corporation

Our CEO and the Chairman of our compensation committee assisted Compensia in ensuring the peer group used was appropriate. In the second half of 2011, our compensation committee engaged Compensia to perform another base salary, cash bonus and equity compensation analysis for fiscal 2012 compensation planning purposes, to ensure optimal alignment of our compensation practices with the interests of our stockholders and other key constituencies.

Peer Group Data. The compensation committee targets each officer's total direct annual compensation to within the median range for comparable positions in our peer group. The compensation committee structures our officer compensation program so that outstanding performance measured against our compensation plans' metrics and associated goals generates total direct annual compensation above the median range. On the other hand, achievement below compensation plan goals generates total direct annual compensation below the median range, which reflects the compensation committee's pay-for-performance philosophy. The compensation committee also considers peer group data when determining compensation practices.

The compensation committee may adjust a component of a named executive officer's pay or total direct annual compensation above or below the median range to acknowledge the value and experience he or she brings to the role, demonstrated success in meeting key objectives and sustained high-level performance. The differences in compensation levels among our named executive officers are primarily attributable to the differences in the median range of compensation for similar positions in our peer group.

Named Executive Officers for Fiscal 2011

For fiscal 2011, our named executive officers were:

- Terrance Gregg, Chief Executive Officer;
- Kevin Sayer, President;
- Jess Roper, Vice President and Chief Financial Officer;
- Steven Pacelli, Chief Operating Officer; and
- Jorge Valdes, Chief Technical Officer.

Details and Elements of our 2011 Compensation

Since our primary business goals to achieve profitability and maintain a technology advantage within our field did not change from 2010 to 2011, the structure and elements of our officer compensation program therefore remained largely consistent during these years. The compensation committee designed the program to focus our officers on leading our entire organization toward achieving both short-term and long-term strategic and operational goals, and increasing stockholder value, without encouraging excessive risk taking. Fiscal 2011 cash compensation actually paid to our named executive officers was at target and reflected our strong fiscal 2011 commercial performance and the compensation committee's pay-for-performance philosophy. The compensation committee reviews competitive market information with our CEO for each executive officer. The compensation committee provides a recommendation to the Board on the CEO's compensation. In addition, at the beginning of each fiscal year, the compensation committee reviews each executive officer's performance for the last year and objectives for the next year, together with the executive officer's responsibilities and experience level. The compensation committee also considers our overall fiscal performance compared to our fiscal objectives and performance targets. The relative weight given to these factors varies with each individual at the discretion of the compensation committee.

Elements of compensation for our employees, including our executive officers, include:

- base salary that is designed primarily to be competitive with base salary levels in effect at comparable medical technology companies with which we compete for personnel;
- cash incentive awards that are contingent upon the achievement of annual financial and operational performance goals established by the Board of Directors; and
- long-term equity incentives, including restricted stock unit grants, targeted at approximately the 75th percentile of equity compensation levels in effect at the peer group in order to:
    - conserve our cash resources to support our goal of achieving profitability;
    - increase alignment of management's interests with the long-term interests of our stockholders; and
    - encourage employees to behave like owners and reward them as long-term stockholder value is created.

Consistent with the principles of our executive officer compensation outlined above, an executive officer's total direct compensation is based upon our overall performance and the performance of that individual executive officer. We do not have a pre-established policy or target for allocating between fixed and variable compensation or among the different types of variable compensation, although the allocation is influenced by the compensation committee's assessment of the compensation practices of the companies in the peer group and our short-term and long-term strategic objectives. Variable compensation generally consists of annual cash incentive compensation and long-term equity incentives, and generally represents the primary portion of the total direct compensation opportunity for each executive officer. The compensation committee believes that the executive officers' consistent and sustained performance can have a direct and significant impact on long-term stockholder value.

Base Salary

We provide our executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. We determine base salaries for our executive officers based in part on our review of prevailing compensation practices in our peer group and the following factors: the scope of responsibilities, experience, past performance and objectives for the year. Consistent with our philosophy to pay for performance, as well as to conserve our cash resources as we work towards profitability, the compensation committee targeted base salaries at or below the 50th percentile of our peer group for each named executive officer.

On December 30, 2010, the Board approved 2011 base salaries for our named executive officers. In an effort to conserve our cash, for 2011 there was no increase in the base salary of our CEO, our COO, or our CTO, and the base salary increase for our CFO was approximately 2.4%. The annual base salary in fiscal 2011 for

Terrance Gregg was $420,000; for Jess Roper was $210,000 (increase from $205,000 in 2010); for Kevin Sayer was $300,000; for Steven Pacelli was $270,000; and for Jorge Valdes was $270,000. Mr. Pacelli and Mr. Valdes were promoted to Chief Operating Officer and Chief Technical Officer, respectively, on June 22, 2010 and in connection with such promotions, each received an increase to a base salary of $270,000. Neither Mr. Pacelli nor Mr. Valdes received an increase to their base salary for calendar year 2011.

Bonus Plans

As noted above, the compensation committee believes that a meaningful portion of the annual cash compensation for each executive officer should be in the form of variable incentive bonuses, which motivate our executive officers towards achievement of annual financial and performance targets set by the compensation committee. In particular, our cash bonus plans are designed to reward our executives for the achievement of shorter-term goals, principally relating to the achievement of revenue targets, operating income (loss) targets, (exclusive of non-cash, share-based compensation and other accounting adjustments) and operational performance goals. Target goals are generally developed through our annual financial planning process, whereby we assess our future operating environment and build projections on anticipated results, which target goals are then reviewed and approved by the compensation committee and set forth in objective terms in a bonus plan at the beginning of each year. For fiscal 2011, the compensation committee identified product revenue as a primary element of the 2011 Bonus Plan (the "2011 Plan") since it is a key measure of our progress towards profitability as well as our growth in terms of customers and their utilization of our products. In addition, as our business matures, and we continue to work towards profitability, the compensation committee included an operating loss target as a separate element of the 2011 Plan to incent actions to decrease our operating loss and to further our drive to achieve profitability. As the last element of our 2011 Plan, a portion of the bonus payable under the 2011 Plan to our named executive officers and other eligible employees was based on achieving certain performance milestones, as detailed below, since continued development of our technology and commercialization will also add to our overall value.

On December 22, 2010, our compensation committee approved the 2011 Plan. Consistent with the compensation committee's philosophy of pay for performance, the bonus amounts were contingent upon achievement of the goals set forth below, and the target bonus amounts were generally increased for our CEO and other executive officers and employees in order to achieve total direct compensation at or above the median of our peer group companies in the event that we achieved better than expected financial and operational results.

Named Executive Officers Bonus

For our named executive officers, the amount of any bonus awarded under the 2011 Plan was predicated on achieving targeted product and service revenue goals, targeted operating loss goals, and performance milestones. Under the 2011 Plan, the target bonus for our Chief Executive Officer was 100% of his base salary; for our President was 90% of his base salary; for each of our Chief Operating Officer and Chief Technical Officer was 75% of their respective base salaries, and for our Chief Financial Officer was 35% of his base salary. Generally speaking, 60% of any bonus paid under the 2011 Plan to named executive officers was based on achieving certain annual revenue goals (the "Revenue Component"), 20% was based on achieving targeted operating loss goals (the "Operating Results Component") and 20% was based on achieving certain performance milestones (the "Performance Component").

Under the 2011 Plan, no portion of the Revenue Component was to be paid unless we met a specified minimum revenue target for fiscal 2011 of $59.0 million. Upon achievement of this minimum revenue target, each eligible participant was to receive a bonus award of 80% of their targeted Revenue Component. Upon achievement of 100% of our revenue target for fiscal 2011 of between $62.8 million and $66.2 million, each eligible participant was to receive a bonus award of 100% of their targeted Revenue Component. If we exceeded our fiscal 2011 revenue target, each of the named executive officers was to receive bonuses at various stepped up amounts up to a maximum of 175% of their targeted Revenue Component. The revenue target of between $62.8 million and $66.2 million was established at a level that we believed to be achievable, but would have required better than expected performance by each of our named executive officers. During 2011, we generated revenue of approximately $65.9 million. Accordingly, the named executive officers and other eligible employees received a bonus of 100% of the targeted Revenue Component.

Under the 2011 Plan, no portion of the Operating Results Component was to be paid unless we met a specified operating loss target for fiscal 2011 of $(35.0) million, as adjusted. Upon achievement of this operating loss target, each eligible participant would receive a bonus award of 80% of their targeted Operating Results Component. Upon achievement of 100% of our operating loss target for fiscal 2011 of $(33.4) million, each eligible participant would receive a bonus award of 100% of their targeted Operating Results Component. If we achieved operating loss results that were more favorable in fiscal 2011 than our operating loss target, the named executive officers would receive bonuses at various stepped up amounts up to a maximum of 175% of their targeted Operating Results Component. The operating loss target of $(33.4) million was established at a level that we believed to be achievable, but would have required better than expected performance by each of our named executive officers. During 2011, we achieved our operating loss target of $(31.2) million, as adjusted, and accordingly, the named executive officers and other eligible employees received a bonus of 150% of the targeted Operating Results Component.

Under the Performance Component, bonus amounts were also to be paid to the named executive officers for achieving specified corporate milestones. Eligible participants received 25% of their targeted Performance Component for achievement of each of four corporate milestones by us during fiscal 2011. We achieved the first performance milestone, which was premised on adding at least 15,000 new customers during 2011. When we completed our European launch of the product in combination with Animas Corporation, we achieved the second performance milestone, which required us to commercialize at least one insulin infusion pump that is enabled with our continuous glucose monitoring technology. We did not achieve the third milestone, which related to filing an application with the U.S. Food and Drug Administration (the "FDA") on our next generation technology. Last, we did not achieve our fourth milestone, which required us to transfer certain hardware manufacturing capabilities to facilities in China. Accordingly, eligible participants received 50% of their Performance Target. These performance milestones were designed to require improvement upon past levels of performance, and as such we considered them significantly challenging to achieve. The following table presents information relating to the various components, targets and achievement under the 2011 Plan.

Bonus Component:	**Revenue Component**		**Operating Results Component**		**Performance Component**	
	Target	**2011 Payout**	**Target**	**2011 Payout**	**Target**	**2011 Payout**
Terrance Gregg	$252,000	$252,000	$84,000	$126,000	$84,000	$42,000
Kevin Sayer(1)	93,960	93,960	31,320	46,980	31,320	15,660
Steven Pacelli	121,500	121,500	40,500	60,750	40,500	20,250
Jess Roper	44,100	44,100	14,700	22,050	14,700	7,350
Jorge Valdes	121,500	121,500	40,500	60,750	40,500	20,250

(1) The amounts set forth for Mr. Sayer are pro-rated since Mr. Sayer commenced his employment as our President in June 2011.

We believe the 2011 Plan for the named executive officers was an important element in driving our strong performance in 2011, during which our product revenue grew by 64% from 2010 to approximately $65.9 million.

Equity Incentive Programs

Because of the direct relationship between the value of our equity and the fair market value of our common stock, we believe that granting stock options, restricted stock units and/or shares of restricted stock is the best method of motivating our executive officers and employees in a manner that is consistent with the interests of our Company and our stockholders. In 2011, we issued restricted stock units to our named executive officers in lieu of stock options to reduce to some extent the dilution to our common stock, and to conserve shares in our incentive equity pool during a year in which we added significantly to our headcount, requiring more initial equity grants than we had issued historically. The compensation committee plans to continue to utilize restricted stock units as a means to retain, reward and motivate our executive officers and key employees in fiscal 2012, which would provide an incentive to an employee to spend an extended portion of time with us and to build value over time.

We grant equity awards to our executive officers and key employees based upon prior performance, the importance of retaining their services and with the goal of providing each executive officer with an incentive to manage from the perspective of an owner with an equity stake in the business to help us attain our long-term goals. We intend our equity award program to be the primary vehicle for offering long-term incentives and rewarding our executive officers and other key employees. We also regard our equity award program as a key retention tool. The retentive aspect of our equity award program is a very important factor in our determination of the type of award to grant and the number of shares underlying the equity award that are granted. We also consider the number of vested equity awards currently held by our executive officers in determining additional grants. We may utilize various forms of equity awards as and when we deem appropriate, particularly in response to changes in tax and accounting treatment of awards.

Grants to newly hired executive officers are approved by the compensation committee and are effective on the grant dates consistent with our equity award policy. We typically grant stock options or restricted stock units to certain of our executive officers annually in conjunction with the release of our fiscal year-end earnings results. The exercise price of all stock options is set at the closing price of our common stock on the NASDAQ Global Select Market on the grant date. With respect to executive officers, initial restricted stock unit grants typically vest over a four year period in four equal annual installments. Subsequent restricted stock unit grants to executive officers typically vest over a 36-month period from the date of grant as follows: 33% shall vest 12 months from the grant date, with the remaining balance vesting in four equal installments over the following 24 months. In 2011, we made the following restricted stock grants to our named executive officers: (a) 182,813 restricted stock units to Mr. Gregg, vesting monthly over 36 months; (b) 98,886 restricted stock units to Mr. Sayer, 33% of which vest on the one-year anniversary of the date of grant and the remainder vesting in four equal six-month increments thereafter; (c) 102,871 to each of Mr. Pacelli and Mr. Valdes (1) 31,250 of which were granted as part of their respective promotions to COO and CTO in June of 2010, which vest over a 27-month period from the date of grant as follows: 50% shall vest 12 months from the grant date, 16.7% shall vest 18 months from the grant date, 16.7% shall vest 24 months from the grant date, and the remaining balance shall vest 27 months from the grant date; and (2) 71,621 of which were granted as annual refresh grants, which vest over a 36-month period as follows: 33% shall vest 12 months from the grant date, with the remaining units vesting in four equal installments over the following 24 months; and (d) 25,625 restricted stock units to Mr. Roper, which vest over a 36-month period from the date of grant as follows: 33% shall vest 12 months from the grant date, with the remaining balance vesting in four equal installments over the following 24 months.

Perquisites and Certain Other Benefits

We limit the perquisites that we make available to our executive officers in an effort to conserve our financial resources. Except for certain severance and change of control agreements described below, our executives are not entitled to any benefits that are not otherwise available to all of our employees. In addition, it should be noted that we do not provide pension arrangements, or maintain non-qualified defined benefit plans or other deferred compensation plans, post-retirement health coverage (aside from COBRA benefits), or similar benefits for our executives or employees. Our health and insurance plans are the same for all employees.

Termination and Change of Control

Our severance and change of control agreements are designed to facilitate our ability to attract and retain executives as we compete for talent in a marketplace where such protections are commonly offered. The severance benefits described below are designed to ease an employee's transition due to an unexpected employment termination by us due to ongoing changes in our employment needs. The material terms of our change of control agreements were determined through benchmarking the change of control arrangements with other similar companies. Our change of control agreements encourage executives to remain focused on our business in the event of rumored or actual fundamental corporate changes.

In June 2007, we entered into an Executive Change of Control and Severance Agreement with our CEO, Mr. Gregg, and in December 2008, the compensation committee also approved a form of Amended and Restated Executive Change of Control and Severance Agreement (collectively, the "Change of Control Agreement") that was entered into by each of our CFO, our other named executive officers and our other executive officers ranking vice president and above. Please see the section titled "Employment, Severance and Change of Control Agreements" below for additional detail on the terms of our Change of Control Agreements. We entered into the Change of Control Agreement as part of our ongoing, periodic review of our compensation and benefits programs, in recognition of the importance to us and to our stockholders of avoiding the loss and distraction of key management personnel that may occur if such key personnel are concerned about their job security in connection with actual or rumored corporate changes, and to help us attract and retain qualified executives who could have other job alternatives that may appear to them to be less risky without these arrangements.

We believe the structure of this change of control arrangement protects stockholder value by allowing us the opportunity to deliver an intact and motivated management team to any potential acquirer. If we did not offer any benefits in connection with a change of control, our executives could be less motivated to pursue a potential acquisition or continue working for us during a transition after an acquisition, even if such a transaction would benefit our stockholders, because of the possibility that they would lose the potential value of their unvested equity compensation or future cash compensation upon an acquisition. As a result, we believe that these benefits further incentivize our executive officers to continue to create value for us and our stockholders.

The amounts payable upon a covered officer's termination of employment or upon a change of control are calculated on a hypothetical basis and set forth in the section entitled "Employment, Severance and Change of Control Arrangements" below.

Stock Ownership Guidelines

We grant stock options and restricted stock units with the intent of aligning the interests of our employees, including our named executive officers, with our stockholders. Accordingly, we adopted stock ownership guidelines that require our executive officers to retain ownership of a material portion of our common stock. The stock ownership guidelines were adopted in 2010, and are to be satisfied by 2013, or within three years of becoming an executive officer for those who become executive officers after 2010. Under these guidelines, our officers are required to own shares of our stock with an aggregate market value equal to three times his or her current base salary. Ownership levels are determined by including stock acquired through open market or Employee Stock Purchase Plan purchases, shares vested pursuant to restricted stock unit grants, as well as the in-the-money value of vested stock options. Executive officers who have met the guidelines are expected, absent unusual circumstances, to maintain compliance with their target ownership levels.

Accounting and Section 162(m) Tax Considerations

Since January 1, 2006, we have accounted for share-based payments in accordance with the requirements of FASB ASC Topic 718. Section 162(m) of the Code limits our deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. It is possible that a portion of the compensation that is paid to our executive officers may exceed $1 million in a future year and may not be deductible in full by us. However, we believe that our equity plan, in its present form, meets the requirements for obtaining tax deductibility, subject to any restricted stock units or restricted stock being performance-based instead of time-based. We intend to continue to evaluate the effects of the statute and any applicable Treasury regulations and to comply with Code section 162(m) in the future to the extent consistent with our best interests.

COMPENSATION COMMITTEE REPORT

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of DexCom under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Form 10-K/A filed on March 28, 2012 with the SEC and this proxy statement.

Compensation Committee

Eric Topol, M.D., Chairman
Martin Doordan
Jonathan Lord, M.D.
Jay Skyler, M.D.

SUMMARY OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents compensation information for each of the three years ended December 31, 2011, 2010 and 2009, awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers. We refer to these executive officers as our named executive officers elsewhere in this proxy statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Terrance H. Gregg	2011	$420,000	$ —	$2,634,153	$ —	$420,000	$ 12,252	$3,486,405
Chief Executive	2010	420,000	46,200	1,433,104	—	336,000	11,300	2,246,604
Officer	2009	420,000	—	—	—	231,000	3,620	654,620
Kevin Sayer(4)	2011	$175,000		$1,500,002	$ —	$156,600	$215,075	$2,046,677
President								
Jess Roper	2011	$210,000	$ —	$ 369,231	$ —	$ 73,500	$ 11,982	$ 664,713
Vice President and	2010	205,000	—	—	250,453	79,950	6,437	541,840
Chief Financial	2009	200,000	—	—	—	55,000	6,122	261,122
Officer								
Steven R. Pacelli	2011	$270,000	$ —	$1,482,268	$ —	$202,500	$ 17,072	$1,971,840
Chief Operating	2010	266,410	—	—	500,905	245,700	15,697	1,028,712
Officer(5)	2009	260,652	—	—	—	114,687	11,523	386,862
Jorge Valdes	2011	$270,000	$ —	$1,482,268	$ —	$202,500	$ 17,072	$1,971,840
Chief Technical	2010	264,277	—	—	500,905	245,950	15,691	1,026,823
Officer(6)	2009	254,400	—	—	—	97,944	18,387	370,731

(1) These amounts reflect the grant date fair value of stock awards and options granted during 2009, 2010 and 2011 computed in accordance with FASB ASC Topic 718. For a discussion of our valuation assumptions, see Notes 1 and 8 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on February 23, 2012.

(2) Amounts were earned under the incentive bonus plan described in the section above entitled "Compensation Discussion and Analysis—Elements of our Compensation Plans—Bonus Plan."

(3) These amounts represent premiums paid to various employee health and life insurance policies, except that with respect to Mr. Sayer, the amount set forth in this column includes $205,210 of relocation expenses incurred by Mr. Sayer and reimbursed by DexCom.

(4) Mr. Sayer was appointed President of DexCom on June 1, 2011.

(5) Mr. Pacelli was promoted to Chief Operating Officer on June 22, 2010 and received a salary increase to $270,000 annually. The compensation detailed for 2010 in the table above reflects the total compensation received by Mr. Pacelli in 2010.

(6) Mr. Valdes was promoted to Chief Technical Officer on June 22, 2010 and received a salary increase to $270,000 annually. The compensation detailed for 2010 in the table above reflects the total compensation received by Mr. Valdes in 2010.

Grants of Plan-Based Awards

The following table provides information with regard to potential cash bonuses paid or payable in 2011 under our performance-based, non-equity incentive plan, and with regard to each equity award granted to each named executive officer during 2011.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of RSUs Granted(2)	All Other: Option Awards Number of Shares Underlying Option Awards	Exercise price of Option Awards	Grant Date Fair Value of Option Awards(3)
		Threshold(1)	Target(1)	Maximum(1)				
Terrance H. Gregg	N/A	$210,000	$420,000	$462,000				
	3/8/11				182,813	—	—	$2,634,153
Kevin Sayer		$100,224(4)	$156,600(4)	$250,560(4)				
	6/1/11				98,886	—	—	$1,500,002
Jess Roper	N/A	$ 47,040	$ 73,500	$117,600				
	3/8/11				25,625	—	—	$ 369,231
Steven R. Pacelli	N/A	$129,600	$202,500	$324,000				
	3/8/11				102,871	—	—	$1,482,268
Jorge Valdes	N/A	$129,600	$202,500	$324,000				
	3/8/11				102,871	—	—	$1,482,268

(1) Represents threshold, target and maximum potential payments under the incentive bonus plan described in the section above entitled "Compensation Discussion and Analysis—Details and Elements of our 2011 Compensation—Bonus Plans."

(2) These restricted stock unit awards were made under our 2005 Equity Incentive Plan. Restricted stock units granted to Mr. Gregg vest on a monthly basis over 36 months. Restricted stock units granted to Mr. Sayer vest over a 36-month period from the date of grant as follows: 33% shall vest 12 months from the grant date, and the remaining balance shall vest in four equal installments over the following 24 months. Of the restricted stock units granted to Mr. Pacelli and Mr. Valdes (1) 31,250 were granted as part of their respective promotions to COO and CTO in June of 2010, and vest over a 27-month period from the date of grant as follows: 50% shall vest 12 months from the grant date, 16.7% shall vest 18 months from the grant date, 16.7% shall vest 24 months from the grant date, and the remaining balance shall vest 27 months from the grant date; and (2) 71,621 were granted as annual refresh grants, and vest over a 36-month period as follows: 33% shall vest 12 months from the grant date, with the remaining units vesting in four equal installments over the following 24 months. The 25,625 restricted stock units granted to Mr. Roper vest over a 36-month period from the date of grant as follows: 33% shall vest 12 months from the grant date, with the remaining balance vesting in four equal installments over the following 24 months.

(3) These amounts reflect the grant date fair value of the restricted stock units granted during 2011 computed in accordance with ASC Topic 718.

(4) The amounts set forth for Mr. Sayer are pro-rated since Mr. Sayer commenced his employment as our President in June 2011.

Outstanding Equity Awards at December 31, 2011

The following table provides information regarding each vested and unvested stock option and stock award held by each named executive officer as of December 31, 2011.

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options(1)					
Name	Vested	Unvested	Option Exercise Price(2)	Option Expiration Date	Number of Shares That Have Not Vested	Market Value of Shares That Have Not Vested(3)
Terrance H. Gregg					198,048(4)	$1,843,827
	183,749	61,251	$ 3.19	12/11/2018		
	393,000	—	8.95	1/2/2018		
	962,000	—	6.85	6/19/2017		
	31,890	—	7.31	5/23/2017		
	20,000	—	21.00	5/19/2016		
	25,000	—	13.99	5/19/2015		
Kevin Sayer					98,886(5)	$ 920,629
	55,806	—	$ 4.58	5/19/2019		
	31,464	—	7.63	5/19/2018		
	63,649	—	8.79	11/6/2017		
Jess Roper					25,625(6)	$ 238,569
	23,916	17,084(7)	$ 9.80	3/12/2020		
	33,749	11,251	3.19	12/11/2018		
	89,583	10,417	7.63	5/19/2018		
	25,000	—	7.79	8/2/2017		
	4,500	—	7.25	3/9/2017		
	15,000	—	10.00	3/11/2015		
Steven R. Pacelli					102,871(8)	$ 957,729
	47,833	34,167(7)	$ 9.80	3/12/2020		
	108,750	36,250	3.19	12/11/2018		
	89,583	10,417	7.63	5/19/2018		
	100,000	—	7.79	8/2/2017		
	55,000	—	7.25	3/9/2017		
	50,000	—	11.33	8/8/2016		
	100,000	—	20.65	4/17/2016		
Jorge Valdes					102,871(9)	$ 957,729
	47,833	34,167(7)	$ 9.80	3/12/2020		
	108,750	36,250	3.19	12/11/2018		
	89,583	10,417	7.63	5/19/2018		
	100,000	—	7.79	8/2/2017		
	55,000	—	7.25	3/9/2017		
	50,000	—	10.48	11/16/2016		
	100,000	—	13.45	11/1/2015		

(1) Except as otherwise footnoted here, each of these options vest in equal monthly installments over 48 months.

(2) Represents the fair market value of a share of our common stock, as determined by our Board of Directors, on the option's grant date. Please see "Compensation Discussion and Analysis—Elements of Our Compensation Plans—Stock Option and Equity Incentive Programs" above for a discussion of how we have valued our common stock.

(3) Represents the fair market value of the unvested restricted stock units as of December 31, 2011 calculated by multiplying the number of units that have not vested by the closing price of our common stock on December 31, 2011, which was $9.31.

(4) Restricted stock units granted to Mr. Gregg vest on a monthly basis over 36 months. Of the unvested restricted stock units, 137,110 will be fully vested 36 months from the grant date of March 8, 2011, and the remaining 60,938 unvested restricted stock units will be fully vested 36 months from the grant date of March 12, 2010.

(5) Restricted stock units granted to Mr. Sayer vest over a 36-month period from the date of grant as follows: 33% shall vest 12 months from the grant date, and the remaining balance shall vest in four equal installments over the following 24 months.

(6) Restricted stock units granted to Mr. Roper vest over a 36-month period from the date of grant as follows: 33% shall vest 12 months from the grant date, and the remaining balance shall vest in four equal installments over the following 24 months.

(7) These option grants vest in equal monthly installments over 36 months.

(8) The 31,250 restricted stock units that were granted to Mr. Pacelli as part of his promotion to Chief Operating Officer in 2010 vest over a 27 month period from the date of grant as follows: 50% shall vest 12 months from the grant date, 16.7% shall vest 18 months from the grant date, 16.7% shall vest 24 months from the grant date, and the remaining balance shall vest 27 months from the grant date, and the 71,621 restricted stock units granted to Mr. Pacelli as an annual grant, which vest over a 36-month period as follows: 33% shall vest 12 months from the grant date, with the remaining units vesting in four equal installments over the following 24 months.

(9) The 31,250 restricted stock units that were granted to Mr. Valdes as part of his promotion to Chief Technical Officer in 2010 vest over a 27-month period from the date of grant as follows: 50% shall vest 12 months from the grant date, 16.7% shall vest 18 months from the grant date, 16.7% shall vest 24 months from the grant date, and the remaining balance shall vest 27 months from the grant date, and the 71,621 restricted stock units granted to Mr. Valdes as an annual grant, which vest over a 36-month period as follows: 33% shall vest 12 months from the grant date, with the remaining units vesting in four equal installments over the following 24 months.

2011 Option Exercises and Stock Vested

The following table shows stock awards that vested during fiscal 2011. None of our named executive officers exercised stock options in fiscal 2011.

	Number of Shares Acquired on Vesting	Value Realized on Vesting
Terrance H. Gregg	94,453	$1,180,274
Kevin Sayer(1)	12,781	186,603
Jess Roper	375	5,340

(1) The restricted stock units that vested in fiscal 2011 were granted to Mr. Sayer in his capacity as a director of DexCom and prior to his employment as President.

Employment, Severance and Change of Control Arrangements

In June 2007, we entered into an Employment Agreement with our Chief Executive Officer, Terrance Gregg, as amended in December 2008 (the "Gregg Employment Agreement"). Under the Gregg Employment Agreement, in the event we terminate Mr. Gregg's employment without cause or he is constructively terminated, he will receive 12 months' salary as severance and 12 months of vesting acceleration of all of the shares subject to all options and restricted stock units held by Mr. Gregg and any other stock awards that the Board of Directors determines should be subject to the provisions of the Gregg Employment Agreement. In addition, all stock options and restricted stock units granted to Mr. Gregg, whether currently outstanding or granted in the future, will immediately vest upon a change of control.

The following table summarizes the potential payments and benefits payable to Mr. Gregg upon termination of employment or a change of our control under each situation listed below, modeling, in each situation, that Mr. Gregg was terminated on December 31, 2011. The Gregg Employment Agreement requires that the severance payment be in a lump sum.

Executive Benefits and Payments Upon Termination:	Involuntary Termination Not For Cause	Constructive Termination	Following a Change of Control
Base salary	$ 420,000	$ 420,000	$ 420,000
Value of accelerated equity awards(1)	$1,396,042	$1,396,042	$2,218,683

(1) Represents the value of accelerated vesting of Mr. Gregg's stock options and restricted stock units. The closing price of our common stock on December 31, 2011 was $9.31.

We have also entered into change of control arrangements with Mr. Sayer, Mr. Roper, Mr. Pacelli and Mr. Valdes. The Change of Control Agreements provide that in the event of a change of control while the executive is employed by us, or in the event that the executive is involuntarily terminated without cause during the period that begins (1) 90 days prior to the earlier of (i) the execution of a letter of intent relating to a change of control transaction, or (ii) the execution of a definitive agreement with respect to a change of control transaction, in either case provided that the change of control with the party to the letter of intent or definitive agreement is consummated within two years following such execution, and ends (2) on the date such change of control becomes effective, the vesting of all of the shares subject to all options and restricted stock units held by the executive and any other stock awards that the Board of Directors determines should be subject to the Change of Control Agreements will be accelerated in full. The Change of Control Agreements also provide that, in the event we terminate the executive without cause or the executive resigns due to a constructive termination, the executive will receive a lump sum payment equal to twelve months salary as severance and twelve months of vesting acceleration of all of the shares subject to all options held by the executive and any other stock awards that the Board of Directors determines should be subject to the Change of Control Agreement. In each case, our obligation to make any severance payments or provide vesting acceleration is expressly conditioned upon the executive's execution and delivery of a general release and waiver of all claims. The Change of Control Agreement represents the complete and exclusive statement of agreement between the executive and us with respect to vesting acceleration or severance and supersedes any other agreements or promises made to the executive with respect to vesting acceleration or severance.

The following table summarizes the potential payments and benefits payable to each of Mr. Sayer, Mr. Roper, Mr. Pacelli and Mr. Valdes upon termination of employment or a change in our control under each situation listed below, modeling, in each situation, that Mr. Sayer, Mr. Roper, Mr. Pacelli and Mr. Valdes were terminated on December 31, 2011.

	Sayer		Pacelli		Roper		Valdes	
Name of Executive:	Severance	Value of Accelerated Restricted Stock Units	Severance	Value of Accelerated Stock Options and Restricted Stock Units	Severance	Value of Accelerated Stock Options and Restricted Stock Units	Severance	Value of Accelerated Stock Options and Restricted Stock Units
Involuntary Termination Not For Cause or Constructive Termination	$300,000	$458,015(1)	$270,000	$ 765,030(1)	$210,000	$205,050(1)	$270,000	$ 765,030(1)
Termination Following a Change of Control	$300,000	$920,629(1)	$270,000	$1,197,080(1)	$210,000	$324,925(1)	$270,000	$1,197,080(1)

(1) The closing price of our common stock on December 31, 2011 was $9.31.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2011, with respect to all of our equity compensation plans in effect on that date.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (in thousands) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (in thousands) (c)
Equity compensation plans approved by stockholders(1)(2)	7,817	$7.59	1,933
Equity compensation plans not approved by stockholders(3)	—	—	—
Total	7,817	$7.59	1,933

(1) Includes the 1999 Stock Option Plan, the 2005 Equity Incentive Plan (the "2005 Plan") and the 2005 Employee Stock Purchase Plan. 342,456 shares under column (c) are attributable to our 2005 Equity Incentive Plan and 1,590,559 are attributable to our 2005 Employee Stock Purchase Plan. Each of the 2005 Plan and 2005 Employee Stock Purchase Plan contain provisions that provide for automatic increases to the authorized number of shares of up to 3% and 1%, respectively, to occur on January 1 of each year. Does not include increase of 2,026,478 shares to number of authorized shares under the 2005 Plan that occurred on January 1, 2012 pursuant to the 2005 Plan's automatic increase in authorized shares. Does not include increase of 675,493 shares to number of authorized shares under the 2005 Employee Stock Purchase Plan that occurred on January 1, 2012 pursuant to the 2005 Employee Stock Purchase Plan's automatic increase in authorized shares.

(2) Shares reserved for future issuance under the 2005 Plan may be granted as restricted stock.

(3) As of December 31, 2011, we did not have any equity compensation plans that were not approved by our stockholders.

Risks from Compensation Policies and Practices

The Compensation Committee reviews our compensation policies and practices to determine areas of resulting risk and the actions that we have taken, or should take, to mitigate any such identified risk. Based on the Compensation Committee's review of our compensation policies and practices, we do not believe that any risks relating from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on our business.

CERTAIN TRANSACTIONS WITH RELATED PERSONS

During 2011, we employed Mr. Gregg's son-in-law, Jake Leach, who was promoted to Vice President of Research and Development in January 2011. During 2011, Mr. Leach was paid $281,629 in base salary and bonus, and was granted 56,875 restricted stock units (31,250 of which were granted to Mr. Leach in connection with his promotion). In addition, we employed Mr. Gregg's daughter-in-law, Leah Baccitich, as our Corporate and Compliance Counsel. During 2011, Ms. Baccitich was paid $99,987 in base salary and bonus, and was granted 3,438 restricted stock units.

Except for the employment of Mr. Leach and Ms. Baccitich, from January 1, 2011 to the present, there have been no other, and there are no other currently proposed transactions in which the amount involved exceeded $120,000 to which we were or will be a party and in which any executive officer, director, 5% beneficial owner of our common stock or member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Our audit committee reviews the fairness and determines approval of any proposed transaction between us and management or other related parties (other than transactions that are subject to review by the compensation committee) that are brought to the attention of the audit committee. In addition, our Code of Conduct and Ethics sets forth factors that should be considered in determining whether there may be a direct or indirect material interest, such as the size and nature of the person's interest; the nature of our relationship with the other individual or entity; and whether the person has access to confidential company information.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (such as brokers, banks or other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of broker, banks or other agents with account holders who are stockholders of DexCom will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker, bank or other agent that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, bank or other agent, and direct a written request for the separate proxy statement and annual report to American Stock Transfer and Trust Company at 59 Maiden Lane, Plaza Level, New York, New York, 10038. Stockholders whose shares are held by their broker, bank or other agent as nominee and who currently receive multiple copies of the proxy statement at their address that would like to request "householding" of their communications should contact their broker, bank or other agent.

OTHER MATTERS

Our Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

ANNUAL REPORTS

A copy of our annual report to stockholders, which includes financial statements, is being mailed with this proxy statement.

We have filed our annual report on Form 10-K, and amendments thereto, for the fiscal year ended December 31, 2011 with the SEC. It is available free of charge at the SEC's web site at www.sec.gov. Upon written request by a DexCom stockholder, we will mail without charge a copy of our Form 10-K, and amendments thereto including the financial statements and financial statement schedules, but excluding exhibits to the Form 10-K. Exhibits to the Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit.

Requests for copies of our annual report to stockholders or our annual report on Form 10-K should be directed to Investor Relations, DexCom, Inc., 6340 Sequence Drive, San Diego, California 92121.

By Order of the Board of Directors

Terrance H. Gregg
Chief Executive Officer

San Diego, California

April 26, 2012

Trading Market
NASDAQ Global Market, Symbol: DXCM

Transfer Agent
American Stock Transfer & Trust
6201 15th Avenue, Brooklyn, NY 11219
(800) 937-5449 www.amstock.com

Independent Auditors
Ernst & Young LLP
4370 La Jolla Village Drive, Suite 500
San Diego, CA 92122
(858) 535-7200

Legal Counsel
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 335-7200

Investor Relations Contact
Dexcom, Inc.
Attn: Chief Operating Officer
6340 Sequence Drive, San Diego, CA 92121
(858) 200-0200 www.Dexcom.com
investor-relations@Dexcom.com

Annual Meeting
May 31, 2012
Dexcom, Inc.
6310 Sequence Drive
San Diego, CA 92121
(858) 200-0200

Officers and Management
Terrance Gregg – CEO
Kevin Sayer – President
Steven Pacelli – Chief Operating Officer
Jorge Valdes – Chief Technical Officer
Andrew Balo – Sr. VP of Clinical & Regulatory Affairs
Jeffrey Moy – Sr. VP of Operations
Jess Roper – VP & CFO
Richard Doubleday – VP of Sales
John Lister – VP of Legal Affairs
David Carner – VP of Quality
Peter Gerhardsson – VP of International Business Development
Claudia Graham – VP of Marketing
Laura Johnson – VP of Intellectual Property
Jake Leach – VP of Research & Development
Tom Peyser – VP of Science & Technology
Richard Yang – VP of Strategic Affairs

Board of Directors
Jonathan Lord, M.D. – Chairman of the Board
Nicholas Augustinos – Director
Martin Doordan – Director
Terrance Gregg – Director
Barbara Kahn – Director
Kevin Sayer – Director
Jay Skyler, M.D. – Director
Eric Topol, M.D. – Director

Comparison of Cumulative Total Return
The graph below compares the cumulative total stockholder return on the common stock of Dexcom from April 13, 2005, the first day of trading following our initial public offering of common stock, through and including December 31, 2011 with the cumulative total return on the NASDAQ Composite Index and the S&P Composite Medical Equipment and Supplies Index (assuming the investment of $100 in the company's common stock and in each of the indexes on April 13, 2005 and reinvestment of all dividends). The stock price information shown on the graph is not necessarily indicative of future price performance.



140
120
100
80
60
40
20
% Change
4/13/05
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Dexcom, Inc.
NASDAQ Composite Index
S&P Composite Medical Equipment and Supplies Index

Dexcom™
THE GLUCOSE SENSOR COMPANY

www.dexcom.com

6340 Sequence Drive
San Diego, CA 92121
T: 858.200.0200